As filed with the Securities and Exchange Commission on January 22, 2014
Registration No. 333-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOURCE FINANCIAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6153	80-0142655
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Level6/97 Pacific Highway
North Sydney NSW 2060
Australia
+61 2 8907-2500
  (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hugh Evans
Chief Executive Officer
Level6/97 Pacific Highway
North Sydney NSW 2060
Australia
+61 2 8907-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Vincent J. McGill, Esq. Eaton & Van Winkle LLP 3 Park Avenue, 16th floor New York, New York 10016 Telephone: (212) 779-9910 Facsimile: (212) 779-9928	Peder K. Davisson, Esq. Davisson & Associates, PA 4124 Quebec Ave N #306 Minneapolis, MN 55427 Telephone: (763) 355-5678 Facsimile: (763) 355-5769

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Shares of Common Stock par value $.001 per share(1)	4,600,000	$6.00	$27,600,000	$3,554.88
Shares of common stock underlying underwriter's warrant (3)	92,000	$7.20	$662,400	85.32
Total:				$3,640.20

(1)	Includes 600,000 shares of common stock, which may be issued upon exercise of a 60-day option granted to the underwriter to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Represents 2% of the shares of common stock to be sold in this offering.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 22, 2014.

PROSPECTUS

4,000,000 Shares

Source Financial, Inc.

 Common Stock

We are offering 4,000,000 shares of our common stock in this offering.   We expect that the public offering price will be between $5.00 and $6.00 per share of common stock.

Our common stock is presently quoted on the OTCQB (the “OTCQB”) under the symbol “SRCF”. On January 21, 2014, the last reported sale price of our common stock on the OTCQB was $1.10 per share.  We plan to file an application to have the common stock listed on the NYSE MKT under the symbol “    ,” but our application may not be approved.  To obtain such listing, we may have to effect a reverse split of our common stock immediately prior to the commencement of this offering.  See “About this Prospectus” on page 3.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds before expenses, to us	$	$

(1)	See “Underwriting” on page 67 for a description of the compensation payable to the underwriters.

We have agreed to pay the underwriter a fee equal to 7% of the gross proceeds of this offering, plus a $30,000 non-refundable engagement fee, and to reimburse the underwriter for certain expenses. See "Underwriting." In addition, we have agreed to grant to the underwriter for nominal consideration a warrant to purchase shares of our common stock equal in number to 2% of the number of shares sold in this offering. See "Underwriting."

The underwriter has the option to purchase up to 600,000 additional shares from us at the public offering price for 60 days after the date of this prospectus to cover over-allotments, if any.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on                    , 2014.

Wellington Shields & Co. LLC

The date of this prospectus is _______, 2014.

You should rely only on the information contained in this prospectus. We are responsible for such information. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

About this Prospectus

On June 30, 2013, Source Financial, Inc. acquired all of the outstanding shares of Moneytech Limited, an Australian company (“Moneytech”), in exchange for the issuance of 5,300,000 shares of common stock of Source Financial pursuant to a Share Exchange Agreement described in this Prospectus (the “Moneytech Acquisition”).  The 5,300,000 shares represented in excess of 50% of the then outstanding shares of Source Financial on a fully diluted basis.  For accounting purposes, the Moneytech Acquisition was treated as a recapitalization effected by a share exchange, whereby Moneytech is considered the acquirer for accounting and financial reporting purposes and the financial statements presented herein for periods prior to the date of the consummation of the Moneytech Acquisition are those of Moneytech. The assets and liabilities of Source Financial have been brought forward at their book value and no goodwill has been recognized. Unless we state otherwise or the context otherwise requires, references in this prospectus to “Source,” “we,” “our,” “us,” and the “Company” for all periods after the Moneytech Acquisition refer to Source Financial, Inc. and its consolidated subsidiaries after giving effect to the Moneytech Acquisition. For all periods before the completion of the Moneytech Acquisition, these terms refer to Source Financial, Inc., and its predecessors and their respective consolidated subsidiaries.

Unless otherwise indicated, the information presented in this prospectus assumes (i) a public offering price of $5.50 per share, which represents the midpoint of the range set forth on the cover page of this prospectus, and (ii) that the underwriters’ over-allotment option is not exercised. However, since the market price of our common stock has not exceeded $2.50 per share since our acquisition of Moneytech and $1.26 per share since January 2, 2014, our Board of Directors and the holder of a majority of our outstanding voting shares have authorized our Board of Directors in their discretion to effect a reverse split of our common stock in a range from 1-for-2 shares to 1-for 5 shares, if necessary on or before December 31, 2014, to obtain a listing on the NYSE MKT in connection with this offering.

 USE OF CERTAIN DEFINED TERMS

Except where the context otherwise requires and for the purposes of this prospectus only:

●	“AUD” or AU Dollar” refer to the legal currency of Australia;
●
the “Company,” “we,” “us,” and “our” refer to the combined businesses of Source Financial, Inc., a Delaware corporation, and its subsidiaries, Moneytech Limited, an Australian company (“Moneytech”) and its subsidiaries,  WikiTechnologies, Inc., a Delaware corporation (WikiTechnologies”), and Moneytech USA, Inc., a Delaware corporation.

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“SEC” refers to the Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“Series B Shares” refers to the Company’s Series B Preferred Stock; and
●	“U.S. dollars,” “dollars”, “USD” and “$” refer to the legal currency of the United States.

All share and per share information in this prospectus give effect to a 1-for 100 reverse stock split of our common stock that became effective on March 21, 2013.

This prospectus contains translations of AU dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from AU Dollars to U.S. dollars and from U.S. dollars to AU dollars in this report were made at a rate of U.S. $0.9342 to AU dollar 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2013. We make no representation that any AU dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or AU dollars, as the case may be, at any particular rate, at the rates stated below, or at all.  On December 31, 2013, the exchange rate was U.S. $0.8929 to AU dollar 1.00.

SUMMARY

The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to purchase shares of common stock. You should read this entire prospectus carefully, particularly the section entitled “Risk Factors” immediately following this summary, the historical financial statements, and the related notes thereto and management’s discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our common stock.  All share and per share information presented in this Prospectus gives effect to a 1-for100 reverse split of our common stock effected on March 21, 2013.

Company Overview

                We provide commercial asset based lending including accounts receivable and trade financing and other financial services to small to medium sized businesses and individuals, principally in Australia through Moneytech and its subsidiaries, with a focus on utilizing leading edge technology to deliver these services.

                Moneytech commenced operations in 2003 as an Australian based, technology driven, commercial finance company. Moneytech has an AUD$50 million securitized wholesale debt facility (the “Wholesale Facility,” “Receivables Purchase Agreement” or “RPA”) with the structured finance division of one of the four leading Australian banks. Moneytech uses the Wholesale Facility to offer asset backed, trade finance or accounts receivable finance and working capital solutions to small and medium enterprises (“SME’s”) throughout Australia. Moneytech has been in operation for over ten years and has operated profitably in five of the last six years.

To distinguish itself from traditional asset backed lenders, and to manage and facilitate the advance of money to its customers, Moneytech has developed, operates and maintains its own real time core money transfer platform called The Moneytech Exchange. The Moneytech Exchange stores and tracks every invoice and payment entered into the system and automatically communicates with the major Australian transactional banks to settle thousands of transactions per day, in real time. The Moneytech Exchange is fully automated, real time and online. Human intervention only occurs to manage exceptions and provide necessary transaction approvals or authorizations. The Moneytech Exchange provides significant benefits over traditional non-technology based systems such as:

●	Simple, secure two factor authenticated login to initiate transactions through the web;

●	Automatic processing up to pre-approved limits;

●	Same day settlement for all transactions;

●	Real-time reporting for all parties to each transaction, allowing for easy record keeping, reconciliation and auditing; and

●	Parameters can be assigned to each transaction to vary the cost, settlement timeframe and interest rate, depending on the industry, product, payment terms or any other criteria.

Moneytech has invested approximately AUD$10 million developing this banking platform technology and continues to invest in research and development to expand and improve its technology and product suite to maintain and further its competitive position.

Moneytech has delivered year on year revenue growth since its formation.  In the twelve months ended June 30, 2013 Moneytech funded lines of credit in excess of $270 million, a 67.7% increase from the $161 million in lines of credit provided in the twelve months ended June 30, 2012, and anticipates increased funding and continued growth in new lines of credit in the twelve months ended June 30, 2014, although we cannot assure you that such growth will occur. Moneytech has built a portfolio of more than 5,000 high-quality business customers with its existing range of financing solutions and has experienced strong organic growth since inception.

With the addition of growth capital, Moneytech will seek to accelerate its growth by expanding its customer base, decreasing its cost of funds and achieving a greater degree of autonomy over its credit policies in the Australian market and in the United States.

Moneytech is an Australian Financial Services License (“AFSL”) holder and BPAY (bill pay) Authorized PIM (“Payment Institution Member”).  As a BPAY PIM Moneytech is authorized by BPAY, Australia’s leading bill payment service accepted by all the major Australian banks, to manage stored value accounts for BPAY customers.

Business Strategy

In Australia, the banking environment is dominated by the “Big Four” Australian banks -- Commonwealth Bank of Australia (CBA), National Australia Bank (NAB), Australia and New Zealand Banking Group (ANZ) and Westpac (WBC).  This oligopoly has resulted in a particularly risk averse and high priced lending environment, and many viable Australian business are limited in both their access to capital and their options for obtaining business loans.  The SME space is especially under-serviced in this regard.  This represents an opportunity for non-bank lenders, such as Moneytech, to target both high growth and established Small to Medium Enterprises with unique financial solutions, including Confirmed Capital and Credit Express.  See “Business – Our Services.” Moneytech believes it is in a strong position to capitalize on this opportunity, as:

1.
Moneytech’s product offerings (particularly Confirmed Capital and Credit Express) are unique and market leading in that they can finance up to 100% of the value of an individual invoice and track the details of each transaction in real time utilizing Moneytech’s proprietary Moneytech Exchange system.

2.
Moneytech’s small size relative to the “Big Four” allows it to be more agile, responding to and developing opportunities which the Australian banks are either unwilling or unable to develop or are too slow to respond on.

3.	Moneytech has a full suite of financial products, both transactional and lending all operated through the Moneytech Exchange, affording it a competitive advantage over similar non-bank lenders.
4.
Moneytech has an ongoing and historic entrepreneurial spirit with a customer focus, aiming to creatively and profitably satisfy customer needs and exceed customer expectations in the delivery of financial products.

We intend to capitalize on our opportunities in the Australian market by initiating a marketing campaign to increase the number of customers served by Moneytech.  As a first step in this effort, we have engaged a business development officer, formerly with Commonwealth Bank of Australia, to develop a marketing program and establish the relationships necessary to cross sell our services.    Any significant increase in the number of customers served and the volume of loans provided by us will require that we increase the credit facility we rely upon to service our customers.  Upon completion of this offering we will seek to increase our Wholesale Facility with Westpac or find another lender which will provide us with the credit necessary to expand our business at lower costs. We cannot assure you that we will be successful in increasing our Wholesale Facility, that we will be able to find another lender that will provide the necessary credit increase or that any increase will be on terms that will allow the expansion of our business to be profitable.

A number of our Australian customers regularly purchase goods from or supply goods to U.S. based counterparties or otherwise engage in dollar denominated transactions.  To enable us to serve the needs of these customers without the exchange rate risk associated with AUD, we intend to seek to obtain a loan facility denominated in US dollars from a U.S. institutional lender. We believe that such funds will be made available to us at rates below those we currently pay to WestPac, although we cannot assure you that lower rates will be available.

In addition to expanding our asset based lending business in Australia, we are actively developing a money transfer business in Australia.  The Moneytech Exchange, developed to facilitate the movement and tracking of funds in connection with our debtor and trade finance facilities, provides us with a platform to conduct financial transactions and disburse funds to and from multiple parties in real time.  We are currently working with HUBBED, a product and service aggregator, to establish kiosks in the storefronts of Australian newsagents, bringing in-store, online and mobile solutions for new financial products and services to be promoted through the news agents in Australia.  Kiosks have already been installed and are operational in more than 100 of the 5,000 newsagents storefronts throughout Australia.

While expanding the business portfolio of Moneytech in Australia, we intend to aggressively seek to enter the U.S. market with our asset based lending products and money transfer solutions targeted at businesses while we commence a marketing and advertising campaign for our money transfer products aimed at the consumer market in an effort to attract a large base of individual users, particularly those in the unbanked community.

While seeking to grow our businesses organically in the United States and Australia, we will also attempt to locate and acquire one or more asset based lenders in the United States or Australia.  Management believes that an acquisition in the U.S. would accelerate our efforts to enter the U.S. market and provide us with a management team with knowledge of the U.S. market.  An acquisition of a traditional asset based lender in either Australia or the U.S. should allow us to upgrade the services such lender provides to its customers, although we cannot assure you that such acquisition will result in upgrading the services furnished to such lender’s customers.

Regulatory Aspects of Our Business

The following chart reflects our organizational structure:
Our principal executive offices are located at Level 6/97 Pacific Highway, North Sydney NSW 2060, Australia, and our telephone number is +61 2 8907-2500. Our Internet address is www.sourcefinancial.com. Information on, or accessible through, our website is not part of this prospectus.

We are an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) June 30, 2019 [the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock pursuant to this offering], (2) the last day of the fiscal year (a) in which we have total annual gross revenue of at least $1.0 billion, or (b) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with such term in the JOBS Act.

An emerging growth company may take advantage of reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions (i) require that we have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; (ii) provide us with an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and  (iii) permit us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy and grow our business also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

Adverse economic conditions in Australia, the United States and worldwide may negatively impact our results.

Our business could be negatively impacted if our access to funding is reduced.

We purchase accounts receivable primarily from and make purchase order advances primarily to small to medium companies, which present a greater risk of loss than purchasing accounts receivable from and purchase order advances to larger companies.

Our allowance for loan losses and impairments may prove to be insufficient to absorb probable losses inherent in our portfolio.

We may dispose of the business conducted by WikiTechnologies.

Our growth strategies require significant capital investments and may require us to seek external financing, which may not be available on terms favorable to us.

Loss of our management and other key personnel, particularly Hugh Evans, our President and Chief Executive Officer, or an inability to attract such management and other key personnel, could negatively impact our business.

If our business in Australia were to become subject to more extensive regulation under Australian law, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

If we are  found to be subject to or in violation of any laws or regulations, including those in Australia, the United States and other jurisdictions governing money transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending, it could be subject to liability, licensure and regulatory approval and may be forced to change its business practices.

Since our principal assets are located in Australia, and most of our officers and directors are not residents of the United States, it may be difficult or impossible for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the securities laws or otherwise, or to enforce any judgments rendered against us or our officers and/or directors.

As an "emerging growth company" we may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the section entitled “Risk Factors.”

Our principal executive offices are located at Level 6/97 Pacific Highway, North Sydney NSW 2060, Australia, and our telephone number is +61 2 8907-2500. Our Internet address is www.sourcefinancial.com. Information on, or accessible through, our website is not part of this prospectus.

The Offering

Issuer	Source Financial, Inc.

Common stock offered	4,000,000 shares of common stock.

Over-allotment option	600,000 shares of common stock.

Common stock to be outstanding immediately after this offering	9,961,632 shares of common stock.(1)

Use of proceeds
Assuming a public offering price of $5.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $19,740,000 (or $22,809,000 if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use our net proceeds from this offering for reserves to establish a Wholesale Facility in the United States ($5,000,000) and to increase our Wholesale Facility in Australia ($2,000,000); establish an office in the United States and expand operations into the United States ($2,000,000); design, development and implementation of 360 Foreign Exchange platform ($1,000,000) and a Moneytech Exchange platform ($500,000) in the United States; and working capital and general corporate purposes, including complementary acquisitions ($5,000,000 in the United States and $3,000,000 in Australia). See “Use of Proceeds.”

Listing
We plan to file an application to have the common stock listed on the NYSE MKT under the symbol “    ,” but our application may not be approved. To obtain such listing, we may have to effect a reverse split of our common stock immediately prior to the commencement of this offering.  See “About this Prospectus” on page 3.

Risk factors	Please read the section entitled “Risk Factors” beginning on page 10 for a discussion of some of the factors you should consider before buying our common stock.

(1)
Based on 9,961,632 shares of common stock issued and outstanding as of December 20, 2013. As of December 19, 2013, there were approximately 427 holders of our common stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding does not include an aggregate of up to 3,609,000 shares of common stock comprised of:

●	509,000 shares of common stock to be issued

●	Up to 600,000 shares of common stock which may be issued by us upon exercise in full of the underwriters’ option to purchase additional shares of our common stock;

●
350,000 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $1.70 per share, of which  62,996 shares were vested as of December 31, 2013; and

●	An additional 2,150,000 shares of common stock reserved for issuance under our 2013 Omnibus Incentive Plan.

Summary Historical Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The summary consolidated statement operations data for the years ended June 30, 2013 and 2012 and the summary consolidated balance sheet data at June 30, 2013 and 2012 has been derived from, and is qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.  The summary consolidated statement of operations data for the quarterly periods ended September 30, 2013 and 2012 and the summary consolidated balance sheet data at September 30, 2013 are derived from, and qualified by reference to, our unaudited interim consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto.

	Year Ended Three Months Ended
	June 30, 2013	June 30, 2012	September 30, 2013	September 30, 2012
			(unaudited)	(unaudited)
Statement of Operations Data
Revenue	$6,098,374	$4,171,622	$1,375,091	$1,307,305
Gross profit	2,397,456	1,549,239	418,446	418,243
Operating expenses	2,271,366	1,675,873	888,815	382,702
Income (loss) from operations	126,090	(126,634)	(470,370)	35,541
Other income	441,908	384,220	209,479	123,492
Income (loss) before provision of income taxes	567,998	257,586	(260,891)	159,033
Net income (loss)	(11,846)	257,586	(301,120)	154,105
Foreign currency translation	(807,855)	(253,443)	138,751	241,928
Comprehensive income (loss)	(819,701)	4,142	(162,369)	396,033

Share Data
Net income (loss) per share
Basic	(0.002)	0.05	(0.029)	0.029
Diluted	(0.002)	0.05	(0.029)	0.029
Weighted average number of shares used in computing basic and diluted net income (loss) per share
Basic	5,313,661	5,300,000	10,373,128	5,300,000
Diluted	5,313,661	5,300,000	10,373,128	5,300,000

Balance Sheet Data
	At June 30,		At September 30, 2013
	2013	2012	Actual	Pro Forma
			(unaudited)
Cash and cash equivalents	$7,205,827	$5,617,025	$7,100,551	$26,840,551
Trade receivables, net	27,008,840	26,577,290	28,192,664	28,192,664
Current assets	35,974,537	33,919,346	37,040,637	57,000,637

Total assets	41,219,330	40,227,248	42,892,441	62,632,441

Trade and other payables	5,250,399	6,597,747	5,233,635	5,233,635
Wholesale loan facility	25,669,388	24,688,865	27,019,113	27,019,113
Cash reserve	2,731,094	703,003	2,767,943	2,767,943
Total current liabilities	33,650,881	32,208,189	35,020,691	35,020,691
Total liabilities	33,696,546	32,208,189	35,117,227	35,117,227
Accumulated deficit	(6,917,697)	(6,905,851)	(7,218,816)	(7,218,816)
Stockholders’ equity	7,522,784	8,019,059	7,775,214	27,515,574

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus including our consolidated financial statements, and the related notes thereto, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flow. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Adverse economic conditions in Australia, the United States and worldwide may negatively impact our results.

             We are subject to changes in general economic conditions that are beyond our control. During periods of economic slowdown, delinquencies, defaults, and losses, generally increase while collections decrease. These periods may also be accompanied by increased unemployment rates and decreased consumer demand, which negatively impact businesses being lent to, weakening the collectability of the purchase orders we finance, increasing the risk that an event of default from one of our customers will eventuate in a loss. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our finance charge income. Furthermore, our business is significantly affected by monetary and regulatory policies of the Reserve Bank of Australia, the Australian Federal Government and its agencies, the U.S. federal government and the US Federal Reserve. Changes in the policies of the institutions are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us through interest rate changes, costs of compliance with increased regulation, and other factors.

         The process we use to estimate losses inherent in our credit exposure requires complex judgments, including analysis of individual industries, forecasts of economic conditions and how those economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

Our business could be negatively impacted if our access to funding is reduced.

            We have available an AUD$50 million Wholesale Facility with an Australian “Big Four” bank which is renewed annually on an agreed anniversary date, the latest of which was December 31, 2013. We have indicated to the Bank our desire to renew the facility and are awaiting the Bank’s determination. The Bank has granted us a temporary extension until January 31, 2014 to finalize the terms and documentation for the renewal of the facility. We cannot guarantee that the RPA will be renewed on the current maturity date or thereafter, on reasonable terms, or at all. We require additional capital or the expansion of our borrowing capacity to substantially increase the aggregate amount of credit lines we provide. The availability of additional financing depends, in part, on factors outside of our control, and the availability of bank liquidity in general. We may also experience the occurrence of events of default or breach of financial covenants, which could reduce our access to funding. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the availability of financing or the liquidation of certain assets.

Downsizing the scale of our business would have a material adverse effect on our financial position, liquidity, and results of operations.

Our business could be negatively impacted if we no longer receive grants from the Australian Government.

A significant portion of the amounts paid to develop the Moneytech Exchange represents funds received from the Australian Government pursuant to a research and development grant program.  As we grow, we may no longer be eligible for such grants.  The inability to receive grants in the future commensurate with those received in the past could force us to reduce the amounts spent on research and development and could adversely affect our business and our financial results.

Our indebtedness and other obligations are significant and impose restrictions on our business.

We have a significant amount of indebtedness and are dependent upon our Wholesale Loan Facility.  Our Facility imposes various constraints on the operation of our business, reduces operational flexibility and creates default risks. Our receivables purchase facility contains a cash reserve requirement which requires us to deposit money in a bank account in accordance with an agreed upon formula. We are required to hold these funds in restricted cash accounts to provide additional collateral for borrowings under the borrowing facilities. Additionally, the receivables purchase facility contains various covenants requiring in certain cases minimum financial ratios, asset quality, and portfolio performance ratios. Generally, these limits are calculated based on the as a whole, however for certain obligors delinquency, net loss and dilution are calculated with respect to the individual obligor.

Failure to meet any of these covenants could result in an event of default under the Facility. If an event of default occurs under the Facility, the lender could elect to declare all amounts outstanding to be immediately due and payable, enforce its interest against collateral pledged under the Facility or restrict our ability to obtain additional borrowings under the Facility.

If our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, we may be required to dedicate a significant portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

We purchase accounts receivable primarily from and make purchase order advances primarily to small to medium companies, which present a greater risk of loss than purchasing accounts receivable from and purchase order advances to larger companies.

Our portfolio consists primarily of accounts receivable and purchase order advances from small to medium businesses with annual revenues ranging from $5 million to $50 million. Compared to larger, publicly owned firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. These financial challenges may make it difficult for our clients to continue as a going concern. Accordingly, advances made to these types of clients entail higher risks than advances made to companies who are able to access traditional credit sources.  In part because of their smaller size, our clients may:

●	Experience significant variations in operating results;

●	Have narrower product lines and market shares than their larger competitors;

●	Be particularly vulnerable to changes in customer preferences and market conditions;

●	Be more dependent than larger companies on one or more major customers or suppliers, the loss of which could materially impair their business, financial condition and prospects;

●	Face intense competition, including from companies with greater financial, technical, managerial and marketing resources;

●
Depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability or resignation of whom could materially harm the client’s financial condition or prospects; and

●	Have less skilled or experienced management personnel than larger companies.

Accordingly, any of these factors could impair a client’s cash flow or result in other events, such as bankruptcy, which could limit our ability to collect on the client’s purchased accounts receivable or purchase order advances, and may lead to losses in our portfolio and a decrease in our revenues, net income and assets.

 Our financial condition, liquidity, and results of operations depend on the credit performance of the credit facilities we provide to our customers.

            While our underwriting guidelines were designed to establish that the obligors on the receivables we purchase represent a reasonable credit risk, the receivables we purchase nonetheless are likely to experience higher default rates than a portfolio of obligors comprised of large companies. In the event of a default, the most practical alternative may be to engage in collection action against the obligor or, if permitted under the terms of our agreement, the customer who sold the receivable to us. The realizable value of a receivable may not cover the outstanding account balance and costs of recovery, and if collection of the receivables does not yield sufficient proceeds to repay the receivables in full could result in losses on those receivables.

Our allowance for loan losses and impairments may prove to be insufficient to absorb probable losses inherent in our portfolio.

            We maintain an allowance for bad or doubtful debts that we believe is appropriate to provide for probable losses inherent in our portfolio. The determination of the appropriate level of the allowance for bad or doubtful debts and impairment reserves inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which are subject to change. Changes in economic conditions affecting clients, new information regarding our clients or their obligors, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Furthermore, growth in our funding book generally would lead to an increase in the provision for loan losses. If the net write-offs exceed the allowance for bad and doubtful debt, we will need to make additional provisions to increase the allowance for bad and doubtful debt. There is no accurate method for predicting losses, and we cannot assure you that provision for bad and doubtful debts will be sufficient to cover actual losses. Any increases in the allowance for bad and doubtful debts will result in a decrease in net income and may have a material adverse effect on us.

Poor portfolio performance may trigger credit enhancement provisions in our Receivables Purchase Agreement.

Our RPA has delinquency, net loss ratio limits, dilution and Day Sales Outstanding limits that, if exceeded, would increase the level of credit enhancement requirements for that facility and redirect all excess cash to our lender. Generally, these limits are calculated based on the aggregate portfolio performance across all clients; however, delinquency, net loss ratios and dilutions are calculated with respect to some individual obligors.

If, at any measurement date, a trigger was hit with respect to any financing, provisions of the financing agreements would increase the level of credit enhancement requirements for that financing and redirect all excess cash to the credit provider. During this period, excess cash flow, if any, from the Facility would be used to fund the increased credit enhancement levels rather than being distributed to us. Once an impacted trust reaches the new requirement, we would return to receiving a residual distribution from the trust

There is a risk that in the event portfolio performance was not adequate, triggering credit enhancement criteria, and that there was not sufficient cash-flow from our business to satisfy the increase in enhancement required, that our credit provider could cease its support of our business which would have a materially adverse effect on our business,

Competition may adversely impact our results, especially in Australia.

The financial services sector in which we operate is highly competitive and could become even more so, particularly in those segments which are perceived as providing higher growth prospects.  Factors contributing to this include industry deregulation, mergers and acquisitions, changes in customers’ needs and preferences, entry of new participants, development of new distribution and service methods and increased diversification of products by competitors.  For example, changes in the financial services sector have made it possible for non-bank financial institutions to offer products and services traditionally provided by banks, such as automatic payment systems, mortgages and credit cards.

The effect of competitive market conditions may have a material adverse effect on our financial performance and position, especially in Australia.  For example, increasing competition for customers can lead to a compression in our net interest margin, or increased advertising and related expenses to attract and retain customers.

The asset backed lending market is served by a variety of entities, including, banks, credit unions, and independent finance companies. Our competitors may provide financing on terms more favorable to customers than we offer. Many of these competitors also have long-standing relationships with potential clients.

We anticipate that we will encounter greater competition as we expand our operations.

The market for providing loans and other financial services to small to medium size businesses is highly competitive and we expect that competition will increase. Current competitors have significantly greater financial, technical and marketing resources than we do. We expect that more companies will enter this sector of the financial services market. We may not be able to compete successfully against either current or future competitors. Increased competition could result in reduced revenue, lower margins or loss of market share, any of which could significantly harm our business.

 Changes in interest rates may adversely impact our profitability and risk profile.

Our profitability may be directly affected by interest rate levels and fluctuations in interest rates. As interest rates change, our gross interest rate spread on new facilities either increases or decreases because the rates we charge on the facilities we provide is limited by market and competitive conditions, restricting our ability to pass on increased interest costs to the consumer. Additionally, although the majority of our clients are small to medium businesses and are not highly sensitive to interest rate movement, increases in interest rates may reduce the volume of facilities we originate.

Failure to obtain insurance on favorable terms may result in unexpected losses.

The receivables due Moneytech from its customers or their counterparties are insured pursuant to a policy issued by Euler Hermes, a Standard & Poor’s rated Trade Credit insurance provider.  Pursuant to this policy, Moneytech would bear the first $500,000 of losses incurred in any calendar year, after which any bad debt losses are borne by Euler Hermes.  This policy is renewed annually.  No assurances can be made that we will be able to continue to insure bad debt losses or that we will be able to obtain policy coverage with premiums that are cost effective. If we are unable to renew our bad debt insurance policy or the premiums for coverage become cost prohibitive, we may face larger than expected losses from bad debts.

 A security breach or a cyber attack could adversely affect our business.

In the normal course of business, we receive, process and retain sensitive and confidential personal and business information and may, subject to applicable law, share that information with third parties. Our facilities and systems, and those of third parties to which we provide information, could be vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. A security breach or cyber attack of our systems could interrupt or damage our operations or harm our reputation. If third parties or our employees penetrate our network security or otherwise misappropriate our customers’ confidential information or contract information, or if we give third parties or our employees improper access to consumers’ confidential information or contract information, we could be subject to liability. This liability could include investigations, fines, or penalties imposed by regulatory agencies, including the loss of necessary permits or licenses. This liability could also include identity theft or other similar fraud-related claims, claims for other misuses, or losses of personal information, including for unauthorized marketing purposes or claims alleging misrepresentation of our privacy and data security practices.

          We rely on encryption and authentication technology both licensed from third parties and developed in house to provide the security and authentication necessary to effect secure online transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against such security breaches or cyber attacks or to alleviate problems caused by such breaches or attacks. Our failure to prevent security breaches and cyber attacks, whether due to an external cyber-security incident, a programming error, or other cause, could damage our reputation, expose us to mitigation costs and the risks of private litigation and government enforcement, disrupt our business, or otherwise have a material adverse effect on our sales and results of operations.

We depend on the accuracy and completeness of information about our clients and obligors and any misrepresented information could adversely affect our business, results of operations, and financial condition.

            In deciding whether to purchase particular receivables or to enter into other transactions with our clients and their obligors, we rely on information furnished to us by or on behalf of our clients and counterparties, including financial statements and other financial information. We also rely on representations made by our clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent third parties. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected, the value of receivables or purchase order loans may be significantly lower than expected. Whether a misrepresentation is made by our client, another party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Any such misrepresented information could adversely affect our business, financial condition, and results of operations.

We are subject to operational risk, which may adversely impact our results.

            Operational risk refers to risks arising from day-to-day operational activities which may result in direct or indirect loss. These losses may result from both internal and external events.  We are highly dependent on information systems and technology and there is a risk that these, or the services they use or depend on, might fail.  Our daily operations are computer based.   The exposure to systems risks includes: complete or partial failure of information technology systems; inadequacy of internal or third party information technology systems due to, among other things, failure to keep pace with industry developments; and capacity of the existing systems to effectively accommodate planned growth and integrate existing and future acquisitions and alliances.  Any failure in these systems could result in business interruption, the loss of customers, damaged reputation and weakening of our competitive position and could adversely impact our business and have a material adverse effect on our financial condition and loss of operations.

            We also are exposed to failings by third party providers, including outsourcing, to natural disasters, political, security and social events and to failings in the financial services sector.

We may decide to abandon the business conducted by WikiTechnologies.

The Share Exchange Agreement gives us the right to return the shares of WikiTechnologies being held in escrow, representing all of the outstanding shares of WikiTechnologies, to Marco Garibaldi and Edward DeFeudis, if during the twelve-month period commencing on July 1, 2013, WikiTechnologies fails to achieve revenues of $4.2 million, a gross profit percentage of 25% and break even (the “Financial Benchmarks”). The growth of the WikiTechnologies business is subject to our ability to obtain adequate financing to implement its business plan and to a determination that the prospects of its businesses exceed the prospects of businesses we could conduct with the technologies of Moneytech.  Although we will continue to assess the technology, financial performance and prospects of WikiTechnologies relative to those of Moneytech, we cannot assure you that we will retain WikiTechnologies, rather than return the shares of WikiTechnologies held in escrow to Messrs Garibaldi and DeFeudis if the Benchmarks are not attained.   If WikiTechnologies fails to attain the Financial Benchmarks and we decide to return the shares of WikiTechnologies held in escrow to Messrs Garibaldi and DeFeudis, we would no longer own or have an equity interest in WikiTechnologies and our stockholders would not benefit from any success WikiTechnologies might achieve after the date on which it’s ownership is returned to Messrs. Garibaldi and DeFeudis.

We cannot assure you that any business we acquire will benefit from its acquisition by us.

We cannot assure you we will realize any of the perceived benefits to our business from the acquisition of Moneytech. The past performance of Moneytech is not necessarily indicative of future performance. The process of combining the organizations of private companies into a public company such as ours involves certain risks, including exposure to unknown liabilities of the acquired companies, and may cause fundamental changes to their businesses or in their operations. In addition, our operating results may be affected by the additional expenses we incur in integrating Moneytech into our organization and the significant increase in expenses relating to financial statement preparation and compliance with controls and procedures standards established by the Sarbanes-Oxley Act of 2002.

Our inability to successfully manage the growth of our business may have a material adverse effect on our business, results of operations and financial condition.

We intend to continue our growth strategy to (i) expand our portfolio by increasing market penetration and market share through new customer acquisitions and (ii) grow our other businesses such as our payments aggregation and processing business, our gift card business and our foreign exchange business. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

●	the inherent uncertainty regarding general economic conditions;

●	our ability to obtain adequate financing for our expansion plans;

●
the prevailing laws and regulatory environment of each territory and country in which we operate or seek to operate, and, to the extent applicable, laws and regulations, which are subject to change at any time;

●	the degree of competition in new markets and its effect on our ability to attract new customers; and

●	our ability to recruit qualified personnel, in particular in areas where we face a great deal of competition.

As part of our growth we expect to experience growth in the number of employees and the scope of our operations. This could result in increased responsibilities for management.

Our future success will be highly dependent upon our ability to manage successfully the expansion of our operations. Our ability to manage and support our growth effectively will be substantially dependent on our ability to implement adequate improvements to financial, inventory, management controls, reporting, and hire sufficient numbers of financial, accounting, administrative, and management personnel. We may not succeed in our efforts to identify, attract and retain experienced accounting and financial personnel.

Our future success also depends on our ability to address potential market opportunities and to manage expenses to match our ability to finance operations. The need to control our expenses will place a significant strain on our management and operational resources. If we are unable to control our expenses effectively, our business, results of operations and financial condition may be adversely affected.

Our growth strategies require significant capital investments and may require us to seek external financing, which may not be available on terms favorable to us.

            Our business operations and growth strategies require substantial capital investments, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. Our ability to arrange for financing to support our capital expenditures and the cost of such financing are dependent on numerous factors, including general economic and capital markets conditions, interest rates and credit availability from banks or other lenders, many of which are beyond our control. In addition, increases in interest rates or the failure to obtain external financing on terms favorable to us will affect our financing costs and our results of operations. We may not be able to obtain financing in amounts or on terms acceptable to us,

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses in our US dollar financials.

Our financial statements are expressed in U.S. dollars. The functional currency of Moneytech is Australian dollars. The value of the Australian dollar against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and U.S. and Australian foreign exchange policies. Any material change in the exchange ratio between the Australian dollar and the U.S dollar may materially and adversely affect our reported amounts in U.S. dollars of cash flows, revenues, earnings and financial position and the value of, and any dividends payable to, our shares of common stock in U.S. dollars.

A reduction in demand for our services and failure by us to adapt to such reduction could adversely affect our business and results of operations.

The demand for a particular service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular services, the availability of competing services or changes in customers' preferences or financial conditions. Should we fail to adapt to significant changes in our customers' demand for, or access to, our services, our revenues could decrease significantly and our operations could be harmed.  Even if we do make changes to existing services or introduce new services to fulfill customer demand, customers may resist or may reject such services. Moreover, the effect of any change in our services on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such service without causing further harm to our business, results of operations and financial condition.

Loss of our management and other key personnel, or an inability to attract such management and other key personnel, could negatively impact our business.

The successful implementation of our strategy depends in part on our ability to retain our experienced management team, particularly Hugh Evans, our President and Chief Executive Officer and key employees, and on our ability to attract appropriately qualified new personnel. Hugh Evans has extensive experience in the small business and consumer internet-based finance industry. He has a proven track record of successfully operating our business. The loss of any key member of our management team or other key employees could hinder or delay our ability to implement our growth strategy effectively. Further, if we are unable to attract appropriately qualified new personnel as we expand, we may not be successful in implementing our growth strategy. In either instance, our profitability and financial performance could be adversely affected. Experienced management and other key personnel in the financial services industry are in demand and competition for their talents is intense. Furthermore, we do not maintain key person insurance on any of our management personnel. Failure to attract and retain qualified employees or the loss of any member of our management may result in a loss of organizational focus, poor operating execution or an inability to identify and execute potential strategic initiatives. This could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our senior management lacks experience managing a public company and complying with laws applicable to a U.S. public company.

Our senior management has no experience in complying with laws and regulations applicable to U.S. publicly-traded companies, including the United States federal and state securities laws and regulations and the U.S. Sarbanes–Oxley Act of 2002. For example, we are required to file periodic and other reports and to comply with U.S. securities and other laws, which did not apply to Moneytech prior to the Share Exchange. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on our company. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a publicly traded company, we are required to file with the SEC periodic reports containing our consolidated financial statements within a specified time following the completion of quarterly and annual periods. As a public company, we incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules of the SEC will increase our legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations, and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our total costs and expenses.

We are required to make significant estimates and assumptions in the preparation of our financial statements and our estimates and assumptions may not be accurate.

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. We use estimates and assumptions in determining the residual values of delinquent receivables. Critical estimates are made by management in determining, among other things, the allowance for doubtful accounts, amounts of impairment, and valuation of income tax assets or tax refunds. If our underlying estimates and assumptions prove to be incorrect, our financial condition and results of operations may be materially different from that reported in our financial statements.

Our information technology may not support our future volumes and business strategies.

We rely on our proprietary origination and servicing platforms that utilize database-driven software applications. We employ a team of engineers, information technology analysts, and website designers to ensure that our information technology systems remain on the leading edge. However, due to the rapid changes in technology, there can be no assurance that our information technology systems will continue to be adequate for our business or provide a competitive advantage.

Our network and information systems are important to our operating activities and any network and information system shutdowns could disrupt our ability to process applications, originate financing facilities, or service our existing portfolio, which could have a material adverse impact on our operating activities. Shutdowns may be caused by unforeseen catastrophic events, including natural disasters, terrorist attacks, large-scale power outages, software or hardware defects, computer viruses, cyber attacks, external or internal security breaches, acts of vandalism, misplaced or lost data, programming or human errors, difficulties in migrating technology facilities from one location to another, or other similar events. We cannot be certain that our disaster recovery plan will function as intended, or otherwise resolve or compensate for such effects. Failure of our disaster recovery plan, if and when experienced, may have a material adverse effect on our revenue and ability to support and service our customer base.

Failure to protect our intellectual property rights may materially and adversely affect our competitive position and operations, and we may be exposed to infringement or misappropriation claims by third parties.

Our success is in part attributable to the technologies, know-how and other intellectual property that we have developed or acquired. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and trademark laws to protect our intellectual property rights. There can be no assurance that the steps we have taken to protect our intellectual property rights are adequate to prevent or deter infringement or other misappropriation of our intellectual property. We may not be able to detect unauthorized uses or take appropriate and timely steps to enforce our intellectual property rights. Any significant infringement of our proprietary technologies and processes or our intellectual property rights could weaken our competitive position and have an adverse effect on our operations. To protect our intellectual property rights, we may have to commence legal proceedings or otherwise spend significant amounts of time and money.  We cannot assure you that we will prevail in such proceedings. The occurrence of any unauthorized use of or other infringement to our intellectual property rights, it could result in potential damage to our competitive position.

We may be subject to litigation involving claims of patent or trademark infringement or the violation of intellectual property rights of third parties. The defense of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any litigation or proceedings to which we become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies, which could materially and adversely affect our business, financial condition or results of operations. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, which could adversely affect our business.

The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

We are reliant on third parties to provide certain products, services and support that is material to our business. In the event such parties become unwilling or unable to continue to provide such products, services or support to us, our business operations could be disrupted and our revenue could be materially and adversely affected.

We may not be successful at entering new businesses or broadening the scope of our existing service offerings.

We may enter into new businesses that are adjacent or complementary to our existing businesses and that broaden the scope of our existing service offerings.

Despite our current level of indebtedness, we may still be able to incur substantial additional indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our senior notes and the agreement governing our revolving credit facility limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness. If we incur any additional indebtedness the holders of that indebtedness will be entitled to share ratably with our other secured and unsecured creditors in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our business prior to any recovery by our shareholders. This may have the effect of reducing the amount of proceeds paid to you in such an event. If new indebtedness, including under our revolving credit facilities, is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify, especially with respect to the demands on our liquidity as a result of increased interest commitments.

Catastrophic events may negatively affect our business, financial condition, and results of operations.

Natural disasters, acts of war, terrorist attacks, and the escalation of military activity in response to these attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions, and job losses. These events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to these threats could affect our business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, results of operations and financial condition.

Regulatory Risks

If our asset-based financing business in Australia were to become subject to more extensive regulation under Australian law, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

To management’s knowledge, factoring receivables and purchase order financing are not regulated industries, as we are deemed not to make loans.  Nevertheless, if any of the transactions entered into by us are deemed to be loans or financing transactions instead of a true purchase of accounts receivable, then various laws and regulations we would become subject to numerous laws and regulations otherwise not applicable to our principal activities in Australia and could limit the fees and other charges we are able to charge our customers and may further subject us to penalties under such regulations.  These laws and regulations would also:

●	Regulate our credit granting activities, and require that we obtain additional licenses,

●	Require additional disclosures to customers,

●	Govern the manner in which we conduct secured transactions,

●	Set collection, foreclosure, repossession and claims handling procedures and other trade practices,

●	Prohibit discrimination in the extension of credit, and

●	Regulate our use and reporting of information related to a seller’s credit experience and other data collection.

This could have a material adverse effect on our business, financial condition, liquidity and results of operations.

If we are  found to be subject to or in violation of any laws or regulations, including those in Australia, the United States and other jurisdictions governing money transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending, it could be subject to liability, licensure and regulatory approval and may be forced to change its business practices.

WikiTechnologies’ payments business and Moneytech’s planned money transfer business in Australia are subject to the laws and regulations of the United States and Australia, respectively, including those governing money transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending. The legal and regulatory requirements that apply to our payments businesses vary in the markets where we operate. While we have programs focused on compliance with applicable laws and regulations, there can be no assurance that we will not be subject to fines or other enforcement actions in one or more jurisdictions or be required to make changes to our business practices or compliance programs to comply in the future.

WikiPay is a Money Service Business, operating as an authorized agent of PreCash. Inc., a licensed money transmitter headquartered in Houston, Texas.  To date, WikiPay as an agent of PreCash, has been able to transmit funds in 43 U.S. states, and the District of Columbia. As a money transmitter, WikiPay is subject to restrictions on its investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies. If Moneytech were to become a money transmitter in the United States, it would become subject to such regulations.  If WikiPay or Moneytech were found to be in violation of money services laws or regulations, we could be subject to criminal or civil penalties, be forced to alter our business practices or be required to obtain additional licenses or regulatory approvals that could impose substantial costs on us. Any change to our business practices that makes our services less attractive to customers or prohibits the use of our services by residents of a particular jurisdiction could harm our business.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, involvement in transferring the proceeds of criminal activities. We are focused on complying with these laws and regulations and have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures or delays in complying with federal, state or foreign anti-money laundering and counter-terrorist financing laws could result in significant criminal and civil lawsuits, penalties and forfeiture of significant assets or other enforcement actions. In the U.S., we are subject to regulations that require us to report, within required timeframes, suspicious activities involving transactions of $2,000 or more, and may be required to obtain and keep more detailed records on the senders and recipients of certain transfers of $3,000 or more. New regulations on prepaid access programs, which took full effect in March 2012 require us to take additional steps to verify the identity of customers who pre-fund a WikiPay balance. U.S. regulators have increased scrutiny of compliance with these obligations. Existing and new regulations may require us to revise our compliance programs, including the procedures used to verify the identity of its customers and to monitor international and domestic transactions.

Although there have been no definitive interpretations to date, WikiPay has taken actions as though its service is subject to the Electronic Fund Transfer Act and Regulation E of the U.S. Federal Reserve Board. Under such regulations, among other things, WikiPay is required to provide advance disclosure of changes to its service, to follow specified error resolution procedures and to reimburse consumers for losses from certain transactions not authorized by the consumer. WikiPay seeks to pass most of these losses on to the relevant merchants, but WikiPay incurs losses if the merchant does not have sufficient funds in its WikiPay account. Additionally, even technical violations of these laws can result in penalties of up to $1,000 for each non-compliant transaction or up to $500,000 per violation in any class action, and we could also be liable for plaintiffs' attorneys' fees.

Given that our Payments business is subject to regulations in the manner described above, any determination that we have not properly complied with laws and regulations or any instances in which we are criminally indicted or found to have violated a criminal statute or regulation could adversely impact our regulatory status and our ability to offer our products and services in one or more jurisdictions, which would harm our business.

If WikiTechnologies’ Peer-to-Peer loan platform, WikiLoan, is found to be subject to or in violation of any laws or regulations, including those governing money transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending, it could be subject to liability, licensure and regulatory approval and may be forced to change its business practices.

To management’s knowledge, WikiLoan is not a regulated business because we only provide loan documentation, promissory notes, repayment schedules, email reminders, online account access, and online repayment.  We do not make loans.  Nevertheless, if any of the transactions entered into by us are deemed to be loans or financing transactions by a court of law, then various state laws and regulations would become applicable to us and could limit the fees and other charges we are able to charge our customers and may further subject us to any penalties under such state laws and regulations.  These laws would also:

●	Regulate credit granting activities, including establishing licensing requirements, if any, in various jurisdictions,

●	Require disclosures to customers,

●	Govern secured transactions,

●	Set collection, foreclosure, repossession and claims handling procedures and other trade practices,

●	Prohibit discrimination in the extension of credit, and

●	Regulate the use and reporting of information related to a seller’s credit experience and other data collection.

This could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The Dodd-Frank Act and the creation of the CFPB in addition to recently issued rules and guidance will likely increase our regulatory compliance burden in the United States and associated costs.

The Dodd-Frank Act introduced a substantial number of reforms that continue to reshape the structure of the regulation of the financial services industry. In particular, the Dodd-Frank Act includes, among other things, the creation of the Consumer Financial Protection Bureau (“CFPB”), which is authorized to promulgate and enforce consumer protection regulations relating to financial products and services.

Risks Related to Our Common Stock and the Offering

There is currently a limited trading market for our common stock and an active, liquid trading market for our common stock may not develop, which could adversely affect the liquidity and price of our common stock.

Our common stock is quoted on the OTCQB quotation service. There is currently a limited trading market for our common stock. If an active, liquid trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration. We plan to file an application to have our common stock listed on the NYSE MKT, but our application may not be approved. In addition, the liquidity of any market that may develop or the price that our stockholders may obtain for their shares of common stock cannot be predicted. The public offering price for our common stock will be determined by negotiations between us and the underwriter’s representative and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell.

Because the public offering price is substantially higher than our net book value per share, you will incur immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your shares than the amount paid by our existing stockholders. As a result, when you purchase shares in this offering, you will experience immediate and substantial dilution of approximately $3.79, or approximately 68.91%, per share (assuming no exercise by the underwriters of the over-allotment option), representing the difference between our net book value per share as of September 30, 2013, after giving effect to this offering, and before giving effect to any other changes to our net book value that occurred after September 30, 2013, and the public offering price of $5.50 per share, the midpoint of the estimated price range. In addition, you may experience further dilution to the extent that our shares are issued upon the exercise of share options. See “Dilution” for a more complete description.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding 13,961,632 shares of common stock. Of the outstanding shares of common stock, all of the 4,000,000 shares sold in this offering, other than any shares that may be purchased in this offering by a holder that is subject to an agreement, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)), may only be sold in compliance with the limitations described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Commencing May 29, 2014, all of the 5,300,000 shares of common stock issued in the Share Exchange will be eligible for sale under Rule 144, subject to the volume limitations and other conditions of the Rule, and after July 1, 2014, all of the shares issued in the Share Exchange (other than the 2,001,514 shares beneficially owned by Mr. Evans) will be eligible for sale without the restrictions of the Rule, and Mr. Evans shares will continue to be eligible for sale in accordance with the volume limitations and other conditions of the Rule. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the remaining shares of our common stock may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate.

We have agreed to customary lock up agreements with the underwriters in connection with this offering. See “Underwriting.” Any shares issued in connection with acquisitions, the exercise of stock options, or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering. See “Shares Eligible for Future Sale.”

Holders of our shares, including members of our management, could choose to pledge their shares as collateral for loans and might not be required to disclose such arrangements. A subsequent decline in the price of our shares could cause the lender to foreclose upon the pledged shares and sell them into the market, leading to a further decline in the price of our shares.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Although the use of proceeds provided elsewhere in this prospectus represents the present intention of our management, our management will have considerable discretion in the application of the net proceeds received by us based on any subsequent event or development. You will not have the opportunity, as part of your investment decision, to assess whether proceeds will be used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not directly improve profitability or increase the price of our shares.

Hugh Evans, our President and Chief Executive Officer, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, Hugh Evans, our Chief Executive Officer and President, will own approximately 36.92% of our outstanding voting shares, and consequently will continue to have effective control over our business, including matters requiring the approval of our stockholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends, if any. In addition, his ownership of the Series B Shares entitles him to elect a majority of our directors until July 1, 2018, and as a result Mr. Evans will control our policies and operations, including, among other things, the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, and the entering into of extraordinary transactions.

Mr. Evans may have interests that do not align with the interests of our other stockholders, including with regard to pursuing acquisitions, divestitures, and other transactions that, in his judgment, could enhance his equity value, even though such transactions might involve risks to our other stockholders. For example, Mr. Evans could cause us to make acquisitions that increase our indebtedness. Mr. Evans will have effective control over our decisions to enter into such corporate transactions regardless of whether others believe that any transaction is in our best interests. Such control may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock. See “Description of Capital Stock.”

Since our principal assets are located in Australia, and most of our officers and directors are not residents of the United States, it may be difficult or impossible for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the securities laws or otherwise, or to enforce any judgments rendered against us or our officers and/or directors.

Our principal assets are located in Australia, and all of our officers and a majority of our directors are not residents of the United States. Therefore, it may be difficult to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered by any courts of the United States against us or these officers and directors. Furthermore, it may be difficult or impossible for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Australia may render you unable to enforce a judgment against our assets or the assets of our directors or officers that are not residents of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia. As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders compared to shareholders of a corporation doing business entirely within the United States.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The JOBS Act permits "emerging growth companies" like us to rely on some of the reduced disclosure requirements that are already available to companies having a public float of less than $75 million, for as long as we qualify as an emerging growth company. During that period, we are permitted to omit the auditor's attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act. Companies with a public float of $75 million or more must otherwise procure such an attestation beginning with their second annual report after their initial public offering. For as long as we qualify as an emerging growth company, we are also excluded from the requirement to submit "say-on-pay", "say-on-pay frequency" and "say-on-parachute" votes to our stockholders and may avail ourselves of reduced executive compensation disclosure compared to larger companies. In addition, as described in the following risk factor, as an emerging growth company we can take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Until such time as we cease to qualify as an emerging growth company, investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an "emerging growth company" we may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Section 107 of the JOBS Act also provides that, as an emerging growth company, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" for further discussion of the extended transition period for complying with new or revised accounting standards.

At such time as we cease to qualify as an "emerging growth company" under the JOBS Act, the costs and demands placed upon management will increase.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) June 30, 2019 [the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock pursuant to this offering]; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer’ as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million.  Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.

Certain provisions of our amended and restated certificate of incorporation may have anti-takeover effects, which could limit the price investors might be willing to pay in the future for our common stock. In addition, Delaware law may inhibit takeovers of us and could limit our ability to engage in certain strategic transactions our board of directors believes would be in the best interests of stockholders.

Certain provisions of our amended and restated certificate of incorporation and bylaws could discourage unsolicited takeover proposals that stockholders might consider to be in their best interests. Among other things, our amended and restated certificate of incorporation and bylaws may include provisions that:

●	Do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
●	Limit the ability of our stockholders to nominate candidates for election to our board of directors;
●	Authorize the issuance of “blank check” preferred stock without any need for action by stockholders; and
●	Limit the ability of stockholders to call special meetings of stockholders; and

The foregoing factors, as well as the significant common stock ownership by Hugh Evans, could impede a merger, takeover, or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”), generally affects the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations, or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

We currently do not intend to pay any dividends on our shares in the immediate future.

We currently do not intend to pay dividends on our shares.  We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flow, financial condition, the terms of any bank loan, line of credit or funding agreement to which we are party, as well as our capital needs, future prospects and other factors that our directors may deem appropriate.

The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

●	General market conditions;
●	Domestic and international economic factors unrelated to our performance;
●	Actual or anticipated fluctuations in our quarterly operating results;
●	Changes in or failure to meet publicly disclosed expectations as to our future performance;
●	Downgrades in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;
●	Changes in market valuations or earnings of similar companies;
●	Any future sales of our common stock or other securities;
●	Additions or departures of key personnel;
●	Fluctuations in foreign exchange rates;
●	Regulatory developments in Australia affecting us or our competitors; and
●	Release or expiry of transfer restrictions on our outstanding shares.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations. For example, we are currently operating in, and have benefited from, a protracted period of historically low interest rates that will not be sustained indefinitely, and future fluctuations in interest rates could cause an increase in volatility of the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends,” and similar words or phrases. Accordingly, these statements are only predictions and involve estimates, known and unknown risks, assumptions, and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” and elsewhere in this prospectus, including the exhibits hereto.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriter, or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, statements regarding (i) our asset growth and sources of funding; (ii) our expansion into different consumer segments; (iii) our financing plans; (iv) the impact of regulations on us; (v) our exposure to market risks, including interest rate risk and equity price risk; (vi) our exposure to credit risks, including credit default risk and settlement risk; (vii) our competition; (viii) our projected capital expenditures; (ix) our capitalization requirements and level of reserves; (x) our liquidity; (xi) trends affecting the economy generally; and (xii) trends affecting our financial condition and our results of operations. Examples of these important factors, in addition to those discussed elsewhere in this prospectus, that could cause our actual results to differ substantially from those anticipated in our forward-looking statements, include, among others:

●	Adverse economic conditions in the United States, Australia and worldwide may negatively impact our results;

●	Our business could suffer if our access to funding is reduced;

●	We face significant risks implementing our growth strategy, some of which are outside our control;

●	Our financial condition, liquidity, and results of operations depend on the credit performance of our loans;

●	Loss of our key management or other personnel, or an inability to attract such management and personnel, could negatively impact our business; and

●	We operate in a highly regulated industry and continually changing federal, state, and local laws and regulations could materially adversely affect our business.

All forward-looking statements are necessarily only estimates of future results, and actual results may differ materially from expectations. You are, therefore, cautioned not to place undue reliance on such statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. In particular, you should consider the numerous risks described in the “Risk Factors” section of this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in Australia and substantially all of our revenues are denominated in AU dollars. This prospectus contains translations of AU dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from AU dollars to U.S. dollars and from U.S. dollars to AU dollars in this prospectus were made at a rate of U.S. $0.9342 to AU dollar 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2013. We make no representation that any AU dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or AU dollars, as the case may be, at any particular rate, at the rates stated below, or at all. On December 31, 2013, the Noon Buying Rate was U.S. $0.8929 to AU dollar 1.00.

For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

		US Dollars per AU Dollar 1.00
	Year ended June 30,	High	Low	Average	Close
	2009	0.9797	0.6073	0.6930	0.8055
	2010	0.9369	0.7751	0.8837	0.8480
	2011	1.0970	0.8380	0.9997	1.0732
	2012	1.1001	0.9453	1.0388	1.0236
	2013	1.0591	0.9165	1.0215	0.9165
Monthly periods	July 2013	0.9259	0.8957	0.9155	0.8957
	August 2013	0.9193	0.8901	0.9037	0.8901
	September 2013	0.9444	0.9055	0.9303	0.9342
	October 2013	0.9705	0.9366	0.9519	0.9471
	November 2013	0.9518	0.9072	0.9314	0.9125
	December 2013	0.9150	0.8858	0.8956	0.8929

The average for annual periods is calculated from the Noon Buying Rate on the last day of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

USE OF PROCEEDS

Assuming a public offering price of $5.50 per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $19,740,000 (or $22,809,000 if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed public offering price of $5.50 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by $3,720,000, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) net proceeds to us of this offering by $7,300,500, assuming the public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Upon completion of this offering, we intend to use the net proceeds received by us as follows:

Our Australian Business:

Reserves to increase our Australian Wholesale Facility	$2,000,000
Development of our money transfer, foreign exchange and bill pay services in Australia	$3,000,000

Development of our Business in the United States:
Establishment of a US office to expand our operations into the United States	$2,000,000
Reserves for a Wholesale Facility in the United States	$5,000,000
Design, development and implementation of 360 Foreign Exchange platform	$1,000,000
Design, development and implementation of a Moneytech Exchange platform	$500,000
Working capital and general corporate purposes, including complementary acquisitions*	$6,240,000
$19,740,000

             The foregoing represents our intentions as to the use and allocation of the net proceeds of the offering based upon our present plans, contractual obligations and business conditions.  The amount and timing of any expenditure will vary depending on the amount of cash generated by our operations and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of net proceeds from this offering.  Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservations instruments, including short-term, investment grade, and interest-bearing instruments.

* As of the date of this prospectus, we are not engaged in any negotiations, nor do we have any understandings, commitments or agreements with respect to any acquisitions.

ACQUISITION OF MONEYTECH LIMITED

Share Exchange

On June 30, 2013, Source Financial, Inc. (formerly known as Wiki Group, Inc.) acquired all of the outstanding shares of Moneytech  Limited, an Australian company (“Moneytech”) pursuant to a Share Exchange Agreement dated May 29, 2013 (the “Exchange Agreement”) we entered into with Moneytech, Marco Garibaldi (“Garibaldi”), Edward DeFeudis (“DeFeudis”) and Hugh Evans (“Evans”), individually and on behalf of the shareholders of Moneytech (the “Moneytech Shareholders”), in exchange, for 5,300,000 shares of our common stock (the “Share Exchange”). As a result of the Share Exchange, Moneytech became a wholly-owned subsidiary of our company, with the Moneytech Shareholders owning in excess of 50% of our outstanding shares on a fully diluted basis.

Issuance of Series B Shares

In connection with our acquisition of Moneytech, we issued 5,000 shares of our Series B Preferred Stock to Hugh Evans, the Chairman and Managing Director of Moneytech. The holder of the Series B Shares has the right, until June 30, 2018, to (A) elect the majority of our Board of Directors and (B) vote on all other matters presented to the holders of common stock (the “Common Shareholders”), with each Series B Share having a number of votes equal to 1,000 shares of common stock. After June 30, 2018, the Series B Shares will have no voting rights and we will have the right to purchase the Series B Shares at a per share price equal to one tenth of a cent ($0.001).  Thus, as the holder of the Series B Shares, Mr. Evans will be able to elect a majority of our Board of Directors until June 30, 2018, and as the holder of approximately 46.84% of our outstanding voting shares, Mr. Evans has effective control over our business, including matters requiring the approval of our stockholders, such as the approval of significant corporate transactions.

As a result of the consummation of the Share Exchange Agreement, the shareholders of Moneytech with Evans, became our controlling stockholders.  Consequently, the Share Exchange has been accounted for as a recapitalization of Moneytech effected by a share exchange in which for accounting and financial reporting purposes Moneytech is considered the acquirer. Consequently, the historical consolidated financial statements of Moneytech are now our historical financial statements, and the assets and liabilities of Source as of June 30, 2013, have been brought forward at their book value and no goodwill has been recognized.

Escrow Arrangement Concerning WikiTechnologies and Attainment of Financial Benchmarks

In connection with the Share Exchange, Marco Garibaldi, our former Chairman and Chief Technology Officer, deposited in escrow 1,120,000 shares of our common stock  (the “Garibaldi Shares”) and Edward  DeFeudis, our former President, Chief Executive Officer and Chief Financial Officer, deposited in escrow 1,120,000 shares of our common  stock  (the “DeFeudis Shares,” together with the Garibaldi Shares, the “GD Escrow Shares”), and we deposited in escrow all outstanding shares of the common stock of WikiTechnologies, Inc. (the “WikiTechnologies Escrow Shares,” and together with the GD Escrow Shares, the “Escrow Shares”).

During the term of the Escrow Agreement, the operations of WikiTechnologies will be directed by Messrs. Garibaldi and DeFeudis.  If during the twelve-month period commencing July 1, 2013 (the “Earn-Out Period”),  WikiTechnologies achieves revenues of $4.2 million, a gross profit percentage of 25% and breaks even (the “Benchmarks”), the Garibaldi Shares and DeFeudis Shares will be returned to Messrs. Garibaldi and DeFeudis and the WikiTechnologies Shares will be returned to us.  If the Benchmarks are not met during the Earn-Out Period, at our option, the Garibaldi Shares and DeFeudis Shares will be cancelled and returned to treasury, and the WikiTechnologies Escrow Shares will be delivered to Messrs. DeFeudis and Garibaldi, and we will no longer own WikiTechnologies. Further, if, at any point during the Earn-Out Period, we sell WikiTechnologies, cause WikiTechnologies to merge with another entity, or dispose of the assets of WikiTechnologies, or take any other action to compromise the ability of WikiTechnologies to meet the Benchmarks, the Benchmarks will be deemed to have been achieved, and the Garibaldi Shares and DeFeudis Shares will be returned to Messrs. Garibaldi and DeFeudis. Under the terms of the Exchange Agreement, we are under no obligation to take affirmative action to further the objectives of WikiTechnologies. In addition, the Exchange Agreement provides that at any time during the Earn-Out Period our Board of Directors in its discretion may determine that we will keep WikiTechnologies and cause the Garibaldi Shares and DeFeudis Shares to be delivered to Messrs. Garibaldi and DeFeudis.

Prior to the consummation of the Share Exchange, Wiki Technologies was a technology company dedicated to making financial transactions simple, secure, social and affordable. Its principal product, WikiPay is a simple, low-cost alternative to existing mobile and online payment solutions.  WikiPay is a proprietary fee-based mobile Peer-to-Peer payment system that allows mobile and online Peer-to-Peer, Business-to-Consumer, Consumer-to-Business and Business-to-Business payments through its website www.wikipay.com and mobile website m.wikipay.com. WikiPay empowers its users to perform real-time payments, scheduled payments, account inquiries for balance and transaction history, bill payment initiation, notifications and alerts, and transaction security verifications.

                Immediately prior to the consummation of the Share Exchange Agreement Source lacked the capital to aggressively market WikiTechnologies’ products.  The growth of WikiTechnologies’ business remains subject to our ability to obtain financing to implement its business plan. We are seeking financing to expand Moneytech’s asset backed credit solutions operations in Australia and to introduce those operations in the United States.  Certain of Moneytech’s products are similar to those of WikiTechnologies.  As capital becomes available to us we will assess the technology, financial performance and prospects of the businesses and technologies of Moneytech and WikiTechnologies to determine where such funds should be applied. Consequently, we may decide not to retain the WikiTechnologies business and return it to Messrs. Garibaldi and DeFeudis if the Benchmarks are not attained.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013 on an actual basis and on an as adjusted basis to give pro forma effect to the sale of shares of 4,000,000 common stock by us at an assumed public offering price of $5.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Actual amounts included in this table are derived from unaudited financial statements included elsewhere in this registration statement. This table should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	At September 30, 2013
	Actual	As Adjusted(1)

Cash and cash equivalents	$7,100,551	$26,840,551

Liabilities:
Current Liabilities:
Trade and other payables	$5,233,635	$5,233,635
Wholesale loan facility	27,019,113	27,019,113
Cash reserve	2,767,943	2,767,943
	$35,020,691	$35,020,691
Non-Current Liabilities:
Shareholder loans	$96,536	$96,536
Equity:

Class B Preferred Stock, $.01 par value, 5,000 shares authorized, issued and outstanding at September 30, 2013	$50	$50
Common stock, $0.001 par value:
50,000,000 shares authorized, 9,961,632 shares issued and outstanding (actual), 13,961,632 shares issued and outstanding (as adjusted)(2)	996,563	1,000,563
Common stock to be issued	50,900	50,900
Additional paid-in capital	14,860,320	34,596,320
Other accumulated comprehensive loss	(913,393)	(913,393)
Accumulated deficit	(7,218,816)	(7,218,816)
Total equity	7,775,214	27,515,574
Total capitalization	$7,871,750	$27,515,624

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $5.50 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus would increase (decrease) cash and cash equivalents, total shareholders’ equity and total capitalization by $3,720,000, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

An increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, total shareholders’ equity and total capitalization by $5,060,000, assuming the public offering price per share of common stock remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

(2)	Excludes all shares reserved for issuance under our 2013 Omnibus Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book value per share of our common stock attributable to existing stockholders for our presently outstanding shares of common stock. As of September 30, 2013, net tangible book value attributable to our stockholders was $4,065,746, or 0.41 per share of common stock based on 9,961,632 shares of common stock issued and outstanding. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of outstanding shares of common stock.

Our net tangible book value as of September 30, 2013 would have been approximately $23,805,746, or $1.71 per share of common stock based on 13,961,632 shares of common stock issued and outstanding after giving effect to the sale of 4,000,000 shares of common stock by us at an assumed public offering price of $5.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

This represents an immediate increase in the net tangible book value of $1.30 per share to existing stockholders and an immediate dilution in the net tangible book value of $3.79 per share to the investors who purchase our common stock in this offering.

The following table illustrates the per share dilution after giving pro forma effect to this offering:

Public offering price per share		$5.50
Net tangible book value per share as of September 30, 2013	$0.41
Increase in net tangible book value per share attributable to this offering	$1.30

Net tangible book value per share of common stock after the offering		$1.71

Dilution per share to new investors		$3.79

Each $1.00 increase (decrease) in the assumed public offering price of $5.50 per share of common stock would increase (decrease) the net tangible book value as of September 30, 2013 by approximately $3,680,000, or approximately $0.26 per share, and the dilution per share to new investors by approximately $0.74, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would result in net tangible book value as of September 30, 2013 of approximately $28,865,746, or     $1.93 per share, and the dilution per share to investors in this offering would be $3.57 per share, assuming the public offering price per share remains the same. Similarly, a decrease of one million shares in the number of shares of common stock offered by us would result in net tangible book value as of September 30, 2013 of approximately $18,745,746 or $1.45 per share, and the dilution per share to investors in this offering would be $4.15 per share. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing, assuming the public offering price per share remains the same.

The following table summarizes, as of September 30, 2013 (giving pro forma effect to the sale by us of 4,000,000 shares of common stock in this offering), the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the public offering price of $5.50 per share, the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	9,961,632	71.35%	$15,492,625	41.32%	$1.56

New investors	4,000,000	28.65%	22,000,000	58.68%	5.50

Total	13,961,632	100.00%	37,492,625	100.00%

The number of shares purchased is based on shares of common stock outstanding as of September 30, 2013. The discussion and table above exclude shares of common stock issuable upon exercise of outstanding options issued. If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be 68.41%, and the percentage of shares of our common stock held by new investors would be 31.59%. To the extent any outstanding options are exercised, new investors will experience further dilution. To the extent all 350,000 outstanding options had been exercised as of September 30, 2013 and 509,000 shares to be issued as of September 30, 2013 were issued, the net tangible book value per share after this offering would be $1.66 and total dilution per share to new investors would be $3.84.

MARKET FOR COMMON STOCK

Our common stock is quoted on the OTCQB under the symbol “SRCF.” The OTCQB is a quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (“OTC”) equity securities. An OTCQB equity security generally is any equity that is not listed or traded on a national securities exchange.

Price Range of Common Stock

The following table shows, for the periods indicated, the high and low closing sale prices per share of our common stock as reported by the OTCQB quotation service.

	High	Low
Fiscal Year 2012
First quarter ended September 30, 2011	$35.00	$10.00
Second quarter ended December 31, 2011	$23.00	$9.00
Third quarter ended March 31, 2012	$18.00	$7.00
Fourth quarter ended June 30, 2012	$14.00	$2.50

Fiscal Year 2013
First quarter ended September 30, 2012	$8.00	$2.00
Second quarter ended December 31, 2012	$4.10	$0.53
Third quarter ended March 31, 2013	$6.00	$2.10
Fourth quarter ended June 30, 2013	$2.59	$0.30

Fiscal Year 2014
First quarter ended September 30, 2013	$2.00	$1.02
Second quarter ended December 31, 2013	$2.50	$1.17
Third quarter ended March 31, 2014 (through January 21)	$1.26	$1.02

On January 21, 2014, the last reported sale price of our common stock on the OTCQB was $1.10 per share.

Approximate Number of Equity Security Holders

As December 19, 2013, there were approximately 427 stockholders of record. Because shares of our common stock are held by depositaries, brokers and other nominees, the number of beneficial holders of our shares is substantially larger than the number of stockholders of record.

DIVIDEND POLICY

Since inception we have not paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend upon our results of operations, cash flow, financial condition, the terms of any bank loan, line of credit or funding agreement to which we are party, as well as our capital needs, future prospects and other factors that our directors may deem appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. You should specifically consider the various risk factors identified in this registration statement that could cause actual results to differ materially from those anticipated in these forward-looking statements.

We provide commercial trade financing and other financial services to small to medium sized businesses and individuals with a focus on utilizing cutting edge technology to deliver these services. Our services are offered principally in Australia through Moneytech and its subsidiaries.

On June 30, 2013, we acquired Moneytech in exchange for 5,300,000 shares of our common stock (the “Share Exchange”). As a result of the Share Exchange, Moneytech has become our wholly-owned subsidiary, and the former shareholders of Moneytech own in excess of 50% of our outstanding shares of common stock on a fully diluted basis. In connection with acquisition of Moneytech, we issued 5,000 shares of our Series B Preferred Stock to Hugh Evans, the Chairman and Managing Director of Moneytech. The Series B Shares enable Mr. Evans, until June 30, 2018, to (A) elect the majority of our Board of Directors and (B) vote on all other matters presented to the holders of our common stock (the “Common Shareholders”), with each vote per Series B Share equal to 1,000 shares of common stock. After June 30, 2018, the Series B Shares will have no voting rights and may be redeemed by us for a per share price of one tenth of a cent ($0.001).

The Share Exchange was accounted for as a recapitalization of Moneytech effected by a share exchange, where Moneytech is considered the acquirer for accounting and financial reporting purposes. Our net assets and liabilities as of the date of the consummation of the Share Exchange were brought forward at their book value and no goodwill was recognized.  Consequently, the historical consolidated financial statements of Moneytech are now the historical financial statements of Source Financial, Inc. Immediately prior to the consummation of the Share Exchange, the operations of Source were limited to the on-line financial services in the United States offered by WikiTechnologies through two platforms: WikiPay, a simple, low-cost alternative to existing mobile and online payment solutions; and WikiLoan, a low-cost peer-to-peer lending solution, and Source lacked the capital to aggressively market WikiTechnologies’ products.

The growth of WikiTechnologies’ business remains subject to our ability to obtain financing to implement its business plan. We are seeking financing to expand Moneytech’s asset backed credit solutions operations in Australia and to introduce those operations in the United States.  Certain of Moneytech’s products are similar to those of WikiTechnologies.  As capital becomes available to us we will assess the technology, financial performance and prospects of the businesses and technologies of Moneytech and WikiTechnologies to determine where such funds should be applied. Consequently, we may decide not to retain the WikiTechnologies business and return it to Messrs. Garibaldi and DeFeudis if the Benchmarks are not attained.

The following chart reflects our organizational structure:

Overview

            Our objective is to become a leading provider of commercial lines of credit and financial services, in particular money transfer services to small to medium businesses in Australia.  We seek to differentiate our services by developing and utilizing leading edge technologies to deliver our services.

Moneytech provides asset backed lines of credit in Australia using funds made available under its Receivables Purchase Facility with one of the four leading Australian banks. We also provide payment aggregation and processing solutions in Australia. For the immediate future we intend to continue to focus on our asset backed credit solutions business in Australia.  We also plan to introduce Moneytech’s asset backed credit solutions operations in the United States, assuming we can obtain the requisite financing. We plan to achieve our growth objectives by signing up new customers for our products in existing markets, expanding the services offered to our customers, entering new international markets, and continuing our research and development efforts to launch new technology driven financial products into both the Australian and United States markets.

Net income attributable to our shareholders, and the associated return on equity, are the primary metrics by which we judge the performance of our business. Accordingly, we closely monitor the primary drivers of net income:

●
Net financing income - We track the split between the fee, interest, finance charge and fee income earned on our assets and the interest, finance charges and fees incurred on our Wholesale Facility, and continually monitor the components of our yield and our cost of funds.  In addition, we monitor external rate trends, including the Reserve Bank of Australia cash rate.

●
 Net bad debt losses - Other than our cost of funds, interest expense and related fees, the largest driver of business profitability is the minimization of bad debts.  Each asset backed line of credit is priced based on industry and individual customer risk profile.   Delinquencies negatively impact our business performance. Our profitability is directly connected to net credit losses; therefore, we closely analyze credit performance and seek to limit our exposure when feasible through the purchase of credit insurance.

●
 Costs and expenses - We assess our operational efficiency using our cost-to-income ratio.  We perform extensive analysis to determine whether observed fluctuations in cost and expense levels indicate a trend or are the nonrecurring impact of large projects.  Our cost and expense analysis also includes a loan- and portfolio-level review of origination and servicing costs to assist us in assessing profitability by pool and vintage.  Portfolio volume and rate of turnover determine the magnitude of the impact of each of the above factors on our earnings, we also closely monitor new business volume and business growth.

Because portfolio volume and rate of turnover determine the magnitude of the impact of each of the above factors on our earnings, we also closely monitor new business volume and business growth.

The accounts of Moneytech and its wholly owned subsidiaries, are maintained, and its consolidated financial statements are expressed, in Australian dollars. Such financial statements were translated into United States Dollars with the AUD as the functional currency to prepare the consolidated financial statements included in this registration statement. All assets and liabilities were translated at the exchange rate at the balance sheet date, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations. The resulting translation adjustments are reported under other comprehensive income as a component of shareholders’ equity.

Results of Operations

Comparison of the three months ended September 30, 2013 to the three months ended September 30, 2012

The following discussion of our results of operations constitutes management’s review of the factors that affected our financial and operating performance for the three months ended September 30, 2013 (“Q1 2014”) and September 30, 2012 (“Q1 2013”).  This discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this registration statement.

Set forth below are certain items from our operating statements for Q1 2014 and Q1 2013:

	Quarter Ended	Quarter Ended	Dollar	Percentage
	September 30,	September 30,	Increase	Increase
	2013	2012	(Decrease)	(Decrease)

Revenue	1,375,091	1,307,305	67,786	5%
Costs of sales	956,645	889,062	67,583	8%
Gross profit	418,446	418,243	203	0%

Compensation expenses	117,553	154,929	(37,375)	-24%
Research and development expense	109,398	118,057	(8,659)	-7%
Bad debt expenses	220,993	6,950	214,043	3080%
Occupancy expenses	61,918	58,627	3,291	6%
Depreciation expense	42,260	34,795	7,465	21%
General and administration expenses	336,694	9,344	327,350	3503%
(Loss) Income from operations	(470,370)	35,541	(505,911)	-1423%

Other income	209,479	123,492	85,987	70%

(Loss) Income before income tax	(260,891)	159,033	(419,924)	-264%

Income tax expense	40,229	4,928	35,301	716%

Net (loss) income	(301,120)	154,105	(455,225)	-295%

Revenues

Consolidated revenues from operations for Q1 2014 were approximately $1,375,091, an increase of $67,786 or 5% from our consolidated revenues from operations for Q1 2013 of $1,307,305.  Excluding differences attributable to changes in foreign exchange rates, revenues increased 19%.  The increase resulted primarily from an increase in interest revenue (10%), an increase in fees charged to new customers to set up their accounts (5%) as well as an increase in revenues at Mpos and mPay (2%).  Mpos and mPay are subsidiaries of Moneytech which provide money transfer services, including the issuances of gift cards, in Australia. The increase in interest revenue primarily results from the increase in the lines of credit we funded from approximately $62 million during Q1 2013 to $68 million during Q1 2014.

 Cost of Revenue; Gross Profit

Our cost of revenue, which is composed principally of the fees and interest we pay on our RPA and the amortization expense of capitalized research and development costs, was $956,645 in Q1 2014, an increase of $67,583 or 8% from our cost of revenue of $889,062 for Q1 2013. Excluding differences attributable to changes in foreign exchange rates, cost of revenue increased 22%. The increase is primarily the result of increases in interest expense (8%), costs associated with setting up the accounts of new customers (7%), amortization of intangibles (2%) and increased costs at Mpos and mPay (2%). In addition, in Q1 2014 we absorbed costs associated with WikiTechnologies which were not part of our cost structure in Q1 2013. The increase in our cost of revenue primarily results from the growth in the volume of credit lines funded in the current period.

The rates of interest charged to our customers decreased at a slower rate than the decrease in the rate of interest paid to the RPA, Nevertheless our gross margin only experienced a slight increase of $203 from $418,243 in Q1 2013 to $418,446 in Q1 2014 as a result of the increases in the other elements included in our cost of revenue.

Operating Expenses; Bad Debt Expense; Income from Operations

Apart from the costs under our RPA, the other significant factor in determining our overall profitability is our operating expenses, in particular our bad debt expense.  Our bad debt expense for Q1 2014 was $220,993, representing a substantial increase of $214,043 from bad debt expense of $6,950 for Q1 2013.  This increase reflects a return to normalcy from unusually low bad debt expense experienced in Q1 2013 and a provision for a new matter in Q1 2014 not anticipated during the year ended June 30, 2013.  We constantly evaluate the credit quality of our customers and expect that the rate of growth in our bad debt expense for the remainder of Fiscal 2014 will be more in line with the rate of growth in our portfolio.

Our total operating expenses (other than bad debt) increased by $292,070 or 78% from $375,752 in Q1 2013 to $667,822 in Q1 2014.  This increase is primarily reflected by the inclusion of costs associated with the Wiki business ($171,499 or 59%) and the issuance of restricted stock and options to employees, consultants and non-employee directors of the company ($124,921 or 43%).

 Other Income; Provision for income taxes; net income (loss)

To date, our other expense (income) has consisted of financing costs other than those incurred under the RPA, offset by interest income on the cash reserves we are required to maintain under the RPA, and research and development grants received from the government. In Q1 2014 we accrued $120,000 for research grants we expect to receive later this year from the Australian government.

Our net loss before tax for Q1 2014 was $260,891, as opposed to net income of $159,033 for Q1 2013. As a result of $40,229 in taxes incurred in Q1 2014, we incurred a net loss after tax for Q1 2014 of $301,120, as compared to net income after tax for Q1 2013 of $154,105. Operations in Australia (Moneytech) remain profitable while operations in the United States (Wiki and Source) are not yet profitable. This is primarily attributable to a delay in marketing activity in Wiki while expenses continue to be incurred ($171,499) and non-cash expenses in Source ($124,921).

Comparison of the fiscal year ended June 30, 2013 (“Fiscal 2013”), to the fiscal year ended June 30, 2012 (“Fiscal 2012”)

All amounts, other than percentages, in U.S. dollars

	Year Ended June 30, 2013	Year Ended June 30, 2012	Dollar Increase(Decrease)	Percentage Increase(Decrease)

Revenue	$6,098,374	$4,171,622	$1,926,752	46%
Cost of revenue	3,700,918	2,622,383	1,078,535	41%
Gross profit	2,397,456	1,549,239	848,217	55%

Compensation expenses	859,754	807,671	52,083	6%
Research and development expense	472,229	199,144	273,085	137%
Bad debt expenses	393,774	78,038	315,736	405%
Occupancy expenses	276,615	254,145	22,470	9%
Depreciation expense	169,743	129,246	40,497	31%
General and administration expenses	99,251	207,629	(108,378)	(52)%
Income (loss) from operations	126,090	(126,634)	252,724	N/A

Other income	441,908	384,220	57,688	15%

Income before income tax	567,998	257,586	310,412	121%

Income tax expense	579,844	0	579,844	-

Net (loss) income	(11,846)	257,586	(269,432)	(105)%

Revenues

Consolidated revenues from operations for the year ended June 30, 2013 (“Fiscal 2013”) were approximately $6,098,374, an increase of $1,926,752 or 46% compared with consolidated revenues from operations of $4,171,622 for the year ended June 30, 2012, (“Fiscal 2012”).  The increase in revenues primarily reflects the increase in the volume of the lines of credit we funded which grew from approximately $161 million during Fiscal 2012 to $271 million during Fiscal 2013.

Cost of Revenue; Gross Profit;

Our cost of revenue, which is composed principally of the fees and interest we pay on our RPA and amortization expense of capitalized research and development costs, was $3,700,918 for Fiscal 2013, an increase of $1,078,535 or 41% from our cost of revenue of $2,622,382 for Fiscal 2012.  The increase in our cost of revenue primarily results from the growth in the volume of credit lines funded as discussed above.  Because we were able to decrease the rates of interest charged to our customers at a slower rate than the decrease in the rate of interest paid by us, we were able to increase our gross margin from $1,549,239 in Fiscal 2012 to $2,397,456 in Fiscal 2013, a rate of increase which exceeded the growth rate in our revenues.

Operating Expenses; Bad Debt Expense; Income from Operations

The other significant factor in determining our overall profitability is our operating expenses, in particular our bad debt expense.  Our bad debt expense for Fiscal 2013 was $393,774, an increase of $315,736 or 405% from bad debt expense of $78,038 for Fiscal 2012.  The increase is primarily due to a return to normally anticipated levels of bad debts in Fiscal 2013 as compared to an unusually low level of bad debts in Fiscal 2012.  We constantly evaluate the credit quality of our customers and expect that the rate of growth in our bad debt expense in Fiscal 2014 will be more in line with the rate of growth in our portfolio than was the case in Fiscal 2013.

Our total operating expenses (other than bad debt) increased by 18% from $1,597,835 in Fiscal 2012 to $1,877,592 in Fiscal 2013.  Our ability to control the growth in our operating expenses, other than bad debt, from Fiscal 2012 to Fiscal 2013, while increasing the volume of our business enabled us to generate income from operations in Fiscal 2012 as compared to the loss from operations generated in Fiscal 2012. The biggest increase was from the research and development cost that was not capitalized in Fiscal 2013 for Moneytech Exchange and  mPay.

The design and technical development of the Moneytech Exchange is completed and it is operational for purposes of providing the services we currently offer. Although we will continue to upgrade and add additional functionality to the Moneytech Exchange and will need to add additional personnel as we grow, the rate of growth of these expenses should be less than the rate of growth of our revenue. Further, we anticipate that as we expand our portfolio and increase the number of services we offer, the rate of growth in the lines of credit we service and in our revenues will exceed the rate of growth in our operating expenses.  There are a number of reasons for this, the most significant being that most of the expense involved with any debtor/obligor is incurred when the relationship is established.  In the absence of a default or other triggering event, so long as a debtor/obligor is online, it generates revenue for us with little impact on our operating expenses.  We do anticipate a slight increase in the rate of growth of our operating expenses this year due to, among other factors, the fact that Moneytech’s operational financial statements do not include any of the expenses associated with being a public company nor the expenses to be incurred by WikiTechnologies.

Other Income; Provision for income taxes; net income (loss)

To date, our other income has consisted of financing costs other than those incurred under the RPA, offset by interest income on the cash reserves we are required to maintain under the RPA and research and development grants received from the government.

In both Fiscal 2012 and 2013, we received research grants from the Australia government, for Fiscal 2013, we received $526,962 and $302,876 in Fiscal 2012.  The increase was due our increased costs for the development of mPay during fiscal 2013.  Interest income increased from $109,899 to $114,309 due to the increase in cash reserve from Fiscal 2012 to 2013.  Other expenses for Fiscal 2013 were $182,566, all of which was related to the exchange agreement.

Our net income before tax for Fiscal 2013 was $567,998, a 121% increase from net income of $257,586 for Fiscal 2012.   As a result of $579,844  in taxes incurred in Fiscal 2013, we incurred a net  loss after tax for Fiscal 2013 of $11,846, as compared to net income after tax for Fiscal 2012 of $257,586.

Liquidity and Capital Resources

Our ability to offer asset backed credit lines is determined by the amount of our capital and the amount of funds we can borrow.  We require a significant amount of liquidity to offer our asset backed credit lines and our rate of growth and profitability will, for the foreseeable future, largely be determined by our ability to raise equity or borrow funds with which to purchase receivables and the effective cost of such funds. We cannot assure you that we will be able to borrow or otherwise raise sufficient funds to allow us to realize our business plan or that if we are able to borrow or otherwise raise such funds, that the terms of such financing will be favorable to us.

Comparison of Balance Sheet Data as at September 30, 2013 and June 30, 2013

	September 30, 2013	June 30, 2013
Cash and cash equivalents	7,100,551	7,205,827
Trade Receivables	28,192,664	27,008,840
Total Assets	42,892,441	41,219,330
Wholesale Loan Facility	27,019,113	25,669,388
Total Liabilities	35,117,227	33,696,546
TOTAL EQUITY	7,775,214	7,522,784

Comparison of Balance Sheet Data as at June 30, 2013 and June 30, 2012

	At June 30,
	2013	2012
Cash and cash equivalents	$7,205,827	$5,617,025
Trade Receivables	27,008,840	26,577,290
Total Assets	41,219,330	40,227,248
Wholesale Loan Facility	$25,669,388	$24,688,865
Total Liabilities	33,696,546	32,208,189
TOTAL EQUITY	$7,522,784	$8,019,060

Cash Flow Comparison

After adjusting for the cash deemed used in operating activities as a result of the increase in the volume of the credit lines we made available each year, we have produced positive net cash from operating activities every year since July 2009.  Our revenue generating activities have consisted primarily of making credit lines available to our customer and our principal cost of sales have consisted primarily of interest charges and other fees payable under our Wholesale Facility.

Comparison of the Statement of Cash Flows for the Three Months Ended September 30, 2013 and 2012

	Quarter Ended	Quarter Ended
	September 30, 2013	September 30, 2012
Net cash (used in) provided by operating activities	(889,206)	633,439
Net cash (used in) investing activities	(227,047)	(202,768)
Net cash provided by (used in) financing activities	876,373	(2,098,268)
Exchange rate effect on cash	134,604	138,261
Net cash decrease	(105,276)	(1,529,335)

Cash (Used in) Provided by Operating Activities

During the quarter ended September 30, 2013, we used approximately $889,206 of net cash in our operating activities. This reflects our net loss of $301,120 plus $588,086 used by changes in operating assets and liabilities net of adjustments for non-cash items. Cash used in working capital items was primarily impacted by an increase in trade receivables of $653,081, reflecting an increase in the volume of credit lines provided and other items which used $238,528. Adjustments for non-cash items consisted of depreciation and amortization in the amount of $178,601 and stock options and shares issued for compensation of $124,921.

During the quarter ended September 30, 2012, we generated approximately $633,439 of net cash from our operating activities. This reflects our net income of $154,105 plus cash provided by changes in operating assets and liabilities and adjustments for non-cash items. Cash provided by working capital items and other activities was primarily impacted by a decrease in trade receivables of $2,357,247, reflecting a decrease in the volume of credit lines provided, substantially offset by a decrease in trade payables of $2,268,757 and other items providing $220,052. Adjustments for non-cash items consisted entirely of depreciation and amortization $170,923.

 Cash Provided by (Used in) Investing Activities

During the quarter ended September 30, 2013, net cash used in investing activities of $227,047 was primarily impacted by $146,640 in capitalized costs incurred on the development of intangible assets, principally software related to the Moneytech Exchange and mPay.

During the quarter ended September 30, 2012, net cash used in investing activities of $202,768 primarily reflects capitalized costs incurred on the development of intangible assets, principally software related incurred in the development of the Moneytech Exchange.

  Cash Used in Financing Activities

During the quarter ended September 30, 2013, net cash provided by financing activities of $876,373 primarily reflects an increase in our borrowings under the Wholesale Loan Facility of $841,919.  Contributions to our capital reserve account received from our customers of $61,362 and loans advanced of $95,816 account for the difference.

During the quarter ended September 30, 2012 net cash provided by financing activities of $2,098,268 primarily reflects an increase in our borrowings under the Wholesale Loan Facility of $2,261,805.  Contributions to our capital reserve account received from our customers of $192,192 and loans repaid of $28,585 account for the difference.

Comparison of the Statement of Cash Flows for the Fiscal Years Ended June 30, 2013 and 2012

	2013	2012
Net cash (used in) operating activities	$(2,855,751)	$(4,034,980)
New cash (used in) investing activities	$(824,747)	$(790,967)
Net cash provided by financing activities	$6,096,650	$7,751,988

Cash used in Operating Activities

For Fiscal 2013, we used approximately $2,855,751 of net cash in our operating activities.  This reflects our net loss of $11,846, adjustments for non-cash items providing $697,017.   Adjustments for non-cash items consisted entirely of depreciation and amortization. The increase in trade receivables of $3,555,934 was a result of the increase in the volume of credit lines we provided, an increase in inventories of $120,644 was due to the increase in our product and decreases/increases in deferred tax asset and other items of $579,844 and $444,188, respectively were due to the taxable income and utilization of prepaid and other receivables.  In considering the changes in working capital items it should be noted that the value of these assets was adversely impacted from June 30, 2012 to June 30, 2013 by a decrease in the exchange rate of AUD relative to US Dollars.

 For Fiscal 2012, we used approximately $4,034,980 of net cash in our operating activities.  This reflects our net income of $257,586, adjustments for non-cash items providing $594,011 Adjustments for non-cash items consisted entirely of depreciation and amortization. Cash used in working capital items and other activities was primarily impacted by an increase in trade receivables of $7,765,220 reflecting the increase in the volume of credit lines we provided, a decrease in inventories of $3,440 and decreases in other items of $2,875,203.  In considering the changes in working capital items it should be noted that the value of these assets was adversely impacted from June 30, 2012 to June 30, 2013 by a decrease in the exchange rate of AUD relative to US Dollars.

Cash Used in Investing Activities

During Fiscal 2013, net cash used in investing activities of $824,747 was primarily impacted by $747,580 in capitalized costs incurred on the development of intangible assets, principally software related to the Moneytech Exchange and mPay, $110,392 invested in our subsidiary mPayments Pty Ltd. and $32,063 used to purchase property, plant and equipment, partially offset by $65,288 realized upon consummation of the Exchange Agreement.

During Fiscal 2012, net cash used in investing activities of $790,967 reflects $706,496 in capitalized costs incurred on the development of intangible assets, principally software related spent on the development of the Moneytech Exchange and $84,471 used to purchase property, plant and equipment.

Cash Provided by Financing Activities

During Fiscal 2013, net cash provided by financing activities of $6,096,650 reflects an increase in our borrowings under the Wholesale Loan Facility of $3.906 million, contributions to our capital reserve account received from our customers $2.360 million, partially offset by payment of loan.

During Fiscal 2012, net cash provided by financing activities of $7,751,988 consisted entirely of an increase in the amounts borrowed under the RPA.

Credit Facility

In 2005 we entered into a Receivables Purchase Agreement (the “Wholesale Facility” or the “RPA”) with one of the “Big Four” Australian Banks which has been renewed annually each year thereafter.  Pursuant to this Agreement we electronically offer eligible receivables to our lender for purchase on a nightly basis.  These offerings are then settled by the lender on a daily basis.  The funds we receive upon settlement are automatically and electronically delivered to our customers.  Our gross profit is represented by the difference between what we charge our customers in interest, finance charges and fees and what we pay to our lender. Our borrowing limit under the RPA is AUD$50 million, subject to interim agreed upon limits determined by various tests and covenants which currently limit our borrowing capacity to AUD $30 million.  As at September 30, 2013 the total amount drawn against the facility was $27,019,113, as compared to $25,669,388 drawn against the facility at June 30, 2013..

We pay an interest rate on all borrowed monies under the Receivables Purchase Agreement which is directly linked to the Reserve Bank of Australia cash-rate, a utilization fee charged on monies available to be borrowed but not utilized, an annual line fee and fees for electronically accessing the facility.  The Facility contains a number of covenants relating to our financial performance and performance of our receivables portfolio including but not limited to net profit targets, maximum dilution ratios, concentration limits, maximum delinquency ratios and cash reserve requirements.  As of the date hereof we are in compliance with all covenants imposed by the Receivables Purchase Agreement.

We, in turn, provide our customers with funds provided by the Receivables Purchase Agreement.  We charge each of our clients interest at a rate above that charged by our lender and seek to have our clients pay a fee corresponding to each of the fees charged to us in respect of their loans.  To the extent that the RPA requires that we deposit monies into an account to partially secure repayment of our loans, we seek to have those funds advanced by our customers as a condition of their credit lines.  The cash reserve we are required to maintain pursuant to the RPA is included under Cash and cash equivalents on our balance sheet.

Insurance

As a condition of the RPA, the receivables due Moneytech from its customers or their counterparties are insured pursuant to a policy issued by Euler Hermes, a Standard & Poor’s rated Trade Credit insurance provider.  Pursuant to this policy, Moneytech would bear the first $500,000 of losses incurred in any calendar year, after which any bad debt losses are borne by Euler Hermes.  This policy is renewed annually.

Commitments for Capital Expenditures

We do not have any commitments for capital expenditures.  Further, the design and technical development of the Moneytech Exchange is completed and it is operational. Although we will continue to upgrade and add additional functionality to the Moneytech Exchange and will need to add additional personnel as we grow, the rate of growth of these expenses should be less than the rate of growth of our revenue. Further, we anticipate that as we expand our portfolio and increase the number of services we offer, the rate of growth in the lines of credit we service and in our revenues will exceed the rate of growth in our operating expenses.  There are a number of reasons for this, the most significant being that most of the expense involved with any debtor/obligor is incurred when the relationship is established.  In the absence of a default or other triggering event, so long as a debtor/obligor is online, it generates revenue for us with little impact on our operating expenses.  We do anticipate a slight increase in the rate of growth of our operating expenses this year due to, among other factors, the fact that Moneytech’s operational financial statements do not include any of the expenses associated with being a public company nor the expenses to be incurred by WikiTechnologies

 Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. While our significant accounting policies are described in Note 2 to our consolidated financial statements, we believe the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial statements and our management’s discussion and analysis.

Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, recovery of long-lived assets, income taxes, and the impact of changes in currency exchange rates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in Australia. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Cost of Revenue

Cost of revenue includes; programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites, costs incurred to support and maintain products and services, including inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized intangible software costs. Capitalized intangible software costs are amortized over the estimated lives of the products.

 Exchange (Loss) Gain

During the three months ended September 30, 2013 and 2012, the transactions of Moneytech and its wholly owned subsidiaries were denominated in foreign currency and were recorded in Australian dollar (AUD) at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive (Loss) Income

The accounts of Moneytech and its wholly owned subsidiaries were maintained, and its financial statements were expressed, in AUD. Such financial statements were translated into USD with the AUD as the functional currency. All assets and liabilities were translated at the exchange rate at the balance sheet date, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations. The resulting translation adjustments are reported under other comprehensive income as a component of shareholders’ equity.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued an accounting standards update intended to provide guidance on the presentation of unrecognized tax benefits, reflecting the manner in which an entity would settle, at the reporting date, any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. This accounting standard will be effective for the Company beginning June 1, 2014; early adoption is permitted. The Company has adopted this guidance.

We do not believe that the adoption of any recently issued accounting pronouncements, including those set forth above, will have a material effect on our consolidated financial statements.

BUSINESS

Overview

We provide commercial asset based lending including accounts receivable and trade financing and other financial services to small to medium sized businesses and individuals, principally in Australia through Moneytech and its subsidiaries, with a focus on utilizing leading edge technology to deliver these services.

Moneytech commenced operations in 2003 as an Australian based, technology driven, commercial finance company. Moneytech has an AUD$50 million securitized wholesale debt facility (the “Wholesale Facility,” “Receivables Purchase Agreement” or “RPA”) with the structured finance division of one of the four leading Australian banks. Moneytech uses the Wholesale Facility to offer asset backed, trade finance or accounts receivable finance and working capital solutions to small and medium enterprises (“SME’s”) throughout Australia. Moneytech has been in operation for over ten years and has operated profitably in five of the last six years.

To distinguish itself from traditional asset backed lenders, and to manage and facilitate the advance of money to its customers, Moneytech has developed, operates and maintains its own real time core money transfer platform called The Moneytech Exchange. The Moneytech Exchange stores and tracks every invoice and payment entered into the system and automatically communicates with the major Australian transactional banks to settle thousands of transactions per day, in real time. The Moneytech Exchange is fully automated, real time and online. Human intervention only occurs to manage exceptions and provide necessary transaction approvals or authorizations. The Moneytech Exchange provides significant benefits over traditional non-technology based systems such as:

●	Simple, secure two factor authenticated login to initiate transactions through the web;

●	Automatic processing up to pre-approved limits;

●	Same day settlement for all transactions;

●	Real-time reporting for all parties to each transaction, allowing for easy record keeping, reconciliation and auditing; and

●	Parameters can be assigned to each transaction to vary the cost, settlement timeframe and interest rate, depending on the industry, product, payment terms or any other criteria.

Moneytech has invested approximately AUD$10 million developing this banking platform technology and continues to invest in research and development to expand and improve its technology and product suite to maintain and further its competitive position.

Moneytech has delivered year on year revenue growth since its formation.  In the twelve months ended June 30, 2013 Moneytech funded lines of credit in excess of $270 million, a 67.7% increase from the $161 million in lines of credit provided in the twelve months ended June 30, 2012, and anticipates increased funding and continued growth in new lines of credit in the twelve months ended June 30, 2014,  although  we cannot assure you that such growth will occur.  Moneytech has built a portfolio of more than 5,000 high-quality business customers with its existing range of financing solutions and has experienced strong organic growth since inception.

With the addition of growth capital, Moneytech will seek to accelerate its growth by expanding its customer base, decreasing its cost of funds and achieving a greater degree of autonomy over its credit policies in the Australian market and in the United States.

Moneytech is an Australian Financial Services License (“AFSL”) holder and BPAY (bill pay) Authorized PIM (“Payment Institution Member”). As a BPAY PIM Moneytech is authorized by BPAY, Australia’s leading bill payment service accepted by all the major Australian banks, to manage stored value accounts for BPAY customers.

Corporate History

Source Financial, Inc., formerly known as Wiki Group, Inc., was incorporated on June 24, 1988 under the laws of the State of Delaware under the name Windsor Capital Corp.

In February 2008, we became an Internet person-to-person lending service as a result of our acquisition from Spider Investments, LLC, of all right, title and interest in and to www.swapadebt.com, a person-to-person lending website, in consideration for shares of our common stock. At the time of the acquisition, Edward DeFeudis was our Chairman, President and CEO, and was a principal in and the managing member of Spider. In connection with the acquisition, we also issued shares of our common stock to a company owned by Marco Garibaldi for services rendered and to be rendered by Mr. Garibaldi. As a result of the transaction, Mr. DeFeudis was the beneficial owner of shares representing approximately 49.8% of our then outstanding common stock, and Mr. Garibaldi was the beneficial owner of shares representing approximately 30.3% of our then outstanding common stock.

On May 4, 2011, we authorized a 10 for 1 forward split of our common stock and increased the number of our authorized shares of common stock to 750,000,000.  On July 31, 2011, we authorized a 1-for-10 reverse stock split and reduced the number of our authorized shares of common stock to 150,000,000.

                On February 10, 2012, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), we acquired all of the outstanding equity of WikiPay, Inc., in exchange for shares of our Series A Preferred Stock (the “Series A Preferred Shares”) convertible into sixty percent (60%) of our then outstanding shares of common stock on a fully diluted basis. At the time of the acquisition, Mr. Garibaldi, our then Chief Executive Officer, was the Chief Financial Officer and a director of WikiPay and the owner of 37% of the outstanding shares of WikiPay, and Mr. DeFeudis, our then Chairman, Chief Financial Officer and a director of our company, was the Chief Executive Officer and a director of WikiPay and the owner of approximately 35% of the then outstanding shares of WikiPay.  Of the shares of Series A Preferred Stock issued pursuant to the Merger Agreement, 37% were issued to Mr. Garibaldi and approximately 35% were issued to Mr. DeFeudis.

On February 6, 2012, we increased the number of our authorized shares of common stock to 250,000,000.

On December 7, 2012 we increased the number of our authorized shares of common stock to 500,000,000.

On March 21, 2013, we effected a 1-for-100 reverse split of our authorized and issued common stock and changed our corporate name to Source Financial, Inc.

On October 3, 2013, we amended and restated our certificate of incorporation to decrease the number of our authorized shares of common stock and preferred stock to 50,000,000 and 1,000,000, respectively.

On June 30, 2013, we consummated the Share Exchange Agreement whereby Moneytech became a wholly-owned subsidiary of our company and the Moneytech Shareholders acquired in excess of 50% of our outstanding shares on a fully diluted basis.

Business Strategy

In Australia, the banking environment is dominated by the “Big Four” Australian banks --- Commonwealth Bank of Australia (CBA), National Australia Bank (NAB), Australia and New Zealand Banking Group (ANZ) and Westpac (WBC).  This oligopoly has resulted in a particularly risk averse and high priced lending environment, and many viable Australian business are limited in both their access to capital and their options for obtaining business loans.  The SME space is especially under-serviced in this regard.  This represents an opportunity for non-bank lenders, such as Moneytech, to target both high growth and established Small to Medium Enterprises with unique financial solutions, including Confirmed Capital and Credit Express.  Moneytech believes it is in a strong position to capitalize on this opportunity, as:

1
Moneytech’s product offerings (particularly Confirmed Capital and Credit Express) are unique and market leading in that they can finance up to 100% of the value of an individual invoice and track the details of each transaction in real time utilizing Moneytech’s proprietary Moneytech Exchange system.

2
Moneytech’s small size relative to the “Big Four” allows it to be more agile, responding to and developing opportunities which the Australian banks are either unwilling or unable to develop or are too slow to respond on.

3	Moneytech has a full suite of financial products, both transactional and lending all operated through the Moneytech Exchange, affording it a competitive advantage over similar non-bank lenders.
4
Moneytech has an ongoing and historic entrepreneurial spirit with a customer focus, aiming to creatively and profitably satisfy customer needs and exceed customer expectations in the delivery of financial products.

We intend to capitalize on our opportunities in the Australian market by initiating a marketing campaign to increase the number of customers served by Moneytech.  As a first step in this effort, we have engaged a business development officer, formerly with Commonwealth Bank of Australia, to develop a marketing program and establish the relationships necessary to cross sell our services.    Any significant increase in the number of customers served and the volume of loans provided by us will require that we increase the credit facility we rely upon to service our customers.  Upon completion of this offering we will seek to increase our Wholesale Facility with Westpac or find another lender which will provide us with the credit necessary to expand our business at lower costs. We cannot assure you that we will be successful in increasing our Wholesale Facility, that we will be able to find another lender that will provide the necessary credit increase or that any increase will be on terms that will allow the expansion of our business to be profitable.

A number of our Australian customers regularly purchase goods from or supply goods to U.S. based counterparties or otherwise engage in dollar denominated transactions.  To enable us to serve the needs of these customers without the exchange rate risk associated with AUD, we intend to seek to obtain a loan facility denominated in U.S. dollars from a U.S. institutional lender. We believe that such funds will be made available to us at rates below those we currently pay to WestPac, although we cannot assure you that lower rates will be available.

In addition to expanding our asset based lending business in Australia, we are actively developing a money transfer business in Australia.  The Moneytech Exchange, developed to facilitate the movement and tracking of funds in connection with our debtor and trade finance facilities, provides us with a platform to conduct financial transactions and disburse funds to and from multiple parties in real time.  We are currently working with HUBBED, a product and service aggregator, to establish kiosks in the storefronts of Australian newsagents, bringing in-store, online and mobile solutions for new financial products and services to be promoted through the news agents in Australia.  Kiosks have already been installed and are operational in more than 100 of the 5,000 newsagents storefronts throughout Australia.

While expanding the business portfolio of Moneytech in Australia, we intend to aggressively seek to enter the U.S. market with our asset based lending products and money transfer solutions targeted at businesses while we commence a marketing and advertising campaign for our money transfer products aimed at the consumer market in an effort to attract a large base of individual users, particularly those in the unbanked community.

While seeking to grow our businesses organically in the United States and Australia, we will also attempt to locate and acquire one or more asset based lenders in the United States or Australia.  Management believes that an acquisition in the U.S. would accelerate our efforts to enter the U.S. market and provide us with a management team with knowledge of the U.S. market.  An acquisition of a traditional asset based lender in either Australia or the U.S. should allow us to upgrade the services such lender provides to its customers, although we cannot assure you that such acquisition will result in upgrading the services furnished to such lender’s customers.

The following chart reflects our organizational structure:
Our principal executive offices are located at Level 6/97 Pacific Highway, North Sydney NSW 2060, Australia, and our telephone number is +61 2 8907-2500. Our Internet address is www.sourcefinancial.com. Information on, or accessible through, our website is not part of this prospectus.

Our Services

Credit Express

Credit Express offers approved businesses, including retailers, resellers, wholesalers and manufacturers (“Buyers” or “Sellers”), commercial lines of credit and provides them access to the Moneytech Exchange. The Moneytech Exchange allows pre-approved Buyers and Sellers to automatically access financing up to pre-approved limits when a Buyer purchases inventory from a Seller. Moneytech’s client may be either the Buyer or Seller, depending upon which party requests the financing and only the party which requests the financing needs to be pre-approved.

Each transaction is conducted electronically and is based on predetermined criteria to ensure that the Moneytech receivable is acceptable to the provider of its Wholesale Facility.  By utilizing Credit Express:

●	Buyers are able to fund the purchase of inventory with Moneytech delivering the proceeds directly to the Seller’s bank account; or

●
Sellers can fund working capital without having to wait for Buyers to pay invoices. After paying the Seller directly for the goods, Moneytech assumes the risk and collects the money from the Buyer, relieving the Seller of collection costs and cash flow challenges.

In recent years, this particular product has become a popular alternative to institutional bank based borrowing.

Confirmed Capital

Confirmed Capital is unique because of its accounts receivable/asset backed financing capability in that Moneytech funds 100% of the face amount of invoices on the day each transaction is conducted. This is more flexible than other accounts receivable financiers who typically provide a maximum of 80% of the invoice value and release funds periodically. Furthermore, Moneytech has the ability to electronically track transactions against individual invoices, decreasing Moneytech’s risk of loss and increasing its efficiency.

For both Credit Express and Confirmed Capital, customers have agreed repayment terms (which may include an interest free period) for repayment of the amount advanced by Moneytech.  In addition to an ownership or security interest in the goods which are the subject of a transaction or an interest in the receivable, Moneytech often secures the credit provided by having its customer grant additional liens on all or a portion of its assets.  Moneytech generates profits by charging an interest on the amounts funded above its own cost of funds and by charging service fees on transactions and account management fees.  To the maximum extent possible Moneytech seeks to pass along to its customers at a mark-up, every fee incurred by it under the Wholesale Facility.  Further, on occasion that the Wholesale Facility requires that Moneytech deposit funds to secure its lender, it requires its customers to fund such deposits.

mPayments Pty Ltd – Payment Processing, Point of Sale and Payment Aggregation Solutions

The Moneytech Exchange, initially developed to facilitate the movement and tracking of money against debtor and trade finance facilities, affords Moneytech a platform to conduct transactions and disburse funds to multiple beneficiaries in real time.  A logical extension of this capability is to employ Moneytech’s technology to facilitate payment aggregation and money movement where existing transactional banking facilities are not adequate or are cost prohibitive or inefficient.  These activities will be conducted by Moneytech’s subsidiary mPayments Pty Ltd (“mPay”), which Moneytech anticipates will become an additional revenue source as businesses and, potentially individual consumers, seek both efficiencies and a point of difference in making payments.  Moneytech has already been engaged to bring a Point of Sale solutions suite (including Gift Cards and BPAY and Parcel Pickup) to Australian newspaper outlets, with a pilot of 6 stores completed and roll-out of the next stage commenced with 100 stores operational.  There are approximately 5,000 newspaper outlets in Australia which, in addition to newspapers and magazines, distribute cigarettes, snacks and similar items.

Card Solutions

Moneytech is authorized to distribute Visa and Electronic Funds Transfer at Point of Sale (“‘eftpos”) Gift and Prepaid Cards. To do this, Moneytech has partnered with another Australian bank and Authorized Deposit taking Institution to deliver Gift and Prepaid Card solutions to the market.

In addition, Moneytech recently applied for and secured its own AFSL allowing it to further develop its financial services business and product suite. Moneytech now has the ability to issue Non Cash Payment Products (which includes gift and prepaid cards, loyalty and rewards programs) in its own right for the benefit of its business partners. As an example, in 2012, Moneytech was engaged by a major computer reseller to manage and distribute a Gift Card cash back rewards program. The customers were offered a Gift Card as an incentive for purchasing certain laptops. This program resulted in the issuance and distribution of over 30,000 Gift Cards in a six month period.

Moneytech’s mPay and Card Solutions businesses both represent significant growth opportunities without the credit risk associated with Credit Express and Confirmed Capital.  Moneytech will earn a fee on all cards issued or each transmission of funds, representing significant revenue opportunities.  Moreover, the technology necessary for these businesses has been completed.  Commercialization of these products will begin in earnest once Moneytech has obtained the necessary funds.

 360 Markets Pty Ltd: Foreign Exchange Services

Moneytech recently secured its entry into the Foreign Exchange market by investing in 360 Markets Pty. Limited (“360 Markets”). 360 Markets is a foreign exchange business started in 2010 by a senior foreign exchange dealer previously employed by the Commonwealth Bank of Australia, the largest Australian commercial bank.

The significance of the relationship between Moneytech and 360 Markets is exemplified by the number of Moneytech’s existing clients that desire (as part of their business operations funded by Moneytech) to pay overseas suppliers/manufacturers in currency other than Australian Dollars. 360 Markets, as an Authorized Representative of Moneytech, has the capacity to offer Moneytech’s existing clients’ foreign exchange solutions as well as sourcing a suite of new clients and opportunities.

Given the growth in international trade, there are significant synergistic growth opportunities given the parallel relationship between 360 Markets (as an FX provider) and Moneytech (as a financial services provider). 360 Markets will also provide a natural hedge against any funds Moneytech might borrow outside of Australia. Moneytech intends to devote a significant portion of its marketing efforts to developing this branch of its business.

Moneytech’s Markets

Moneytech operates in the commercial financial services market in Australia, targeting small to medium businesses (revenues between $1 million and $100 million) for their asset backed lending solutions (including trade and accounts receivable finance) generally seeking loans of up to $5 million.  Any business involved in the provision of products or services to other businesses which requires funds to grow or that is not satisfied with its existing finance provider is a candidate for a Moneytech financial solution.  Businesses sourcing their products overseas for resale to business in Australia are a particularly good fit, as Moneytech is able to assist them with the payment of their overseas supplier, the hedging and conversion into a foreign currency, and the conversion of their receivables into cash.

Moneytech believes that banks and other financial institutions in Australia are continuing to tighten their lending criteria and increasing the minimum size of the loans they are willing to make, creating opportunities for Moneytech to offer its services to an increasing number of potential borrowers.

Sales and Marketing

To date Moneytech has grown its credit line portfolio largely by word of mouth recommendations from its customers to other businesses.  Moneytech is actively seeking experienced business development officers (“BDOs”) to grow amounts funded.  These BDOs will work with providers of products and services to small and medium businesses, such as traditional banks, lawyers and accountants to develop a referral network. As financing becomes available we will engage in select media advertising in key metropolitan markets and increase our internet advertising.

The Moneytech Exchange has been developed to the point where Moneytech can offer its customers funds transfer services (mPay)’s, debit and gift cards solutions and foreign exchange services.  Moneytech has begun to offer these services on a limited basis and will seek to increase its marketing of these services as the necessary funds become available.   In determining which product to market, we will analyze the market potential for each of these products to determine which can more readily achieve positive cash flow and allocate our marketing dollars accordingly.

Competition

The commercial finance and financial service industry in Australia has traditionally been dominated by the Big 4 Australian banks— Commonwealth Bank, Westpac Banking Corporation, Australia and New Zealand Banking Group and National Australia Bank. More recently, these banks have been decreasing the loans and other financial services provided to smaller businesses, preferring to service larger customers or act as the lender to companies such as Moneytech who then deal directly with smaller businesses.  Nevertheless, the competition to provide financing to small and medium sized businesses remains intense. Competitive factors vary depending upon the financial services products offered, the nature of the customer and geographic region. Competitive forces may limit our ability to charge our customary fees and raise fees to our customers in the future. Pressure on our margins is intense and we cannot assure you that we will be able to successfully compete with our competitors. We are currently an insignificant competitor in our industry, which includes national, regional and local independent banks and finance companies and other full service financing organizations. Many of these competitors are larger than we are and have access to capital at a lower cost than we do.

Government Regulation

Australia

To management’s knowledge, receivables and purchase order financing in the style provided by Moneytech in Australia is not a regulated industry in Australia, as Moneytech does not make loans.  Nevertheless, if any of the transactions entered into by us are deemed to be loans or financing transactions instead of a true purchase of accounts receivable, then various local laws and regulations would become applicable to our activities and could limit the fees we are able to charge our customers and may subject us to  penalties.  If laws applicable to lenders were to be applied to our activities, they would:

●	regulate our credit granting activities, and subject us to various licensing requirements applicable in various jurisdictions,

●	require disclosures to customers,

●	govern our collections policy and our activities to realize upon our security,

●	set or require modifications to our collection, foreclosure, repossession and claims handling procedures and other trade practices,

●	prohibit discrimination in the extension of credit, and

●	regulate the use and reporting of information related to a client’s credit experience and other data collection.

This could have a material adverse effect on our business, financial condition, liquidity and results of operations.  See “Item 1A -- Risk Factors.”

United States

WikiTechnologies’s payments business and any payment business that we might initiate using Monyetech’s infrastructure, is subject to various laws and regulations throughout the world, including those governing funds transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending. Some of these regulations impose recordkeeping requirements and require that we report suspicious transactions involving amounts as low as $2,000.  The legal and regulatory requirements that apply to our payments business vary in the markets where we operate. While we strive to comply with applicable laws and regulations, we cannot assure you that we will not be subject to criminal indictment, fines or other enforcement actions in one or more jurisdictions or be required to make changes to our business practices or compliance programs to comply with laws and regulations as they currently exist or may be promulgated in the future.

Wikipay is a Money Service Business, which we operate as an authorized agent of PreCash. Inc.  PreCash, Inc. is a licensed money transmitter headquartered in Houston, Texas.  As an agent of PreCash, we are able to operate as a money transmitter in 43 U.S. states and the District of Columbia. As a money transmitter, we are subject to restrictions on our investment of customer funds, reporting requirements, bonding requirements, and are subject to inspection by state regulatory agencies. If we were found to be in violation of money services laws or regulations, we could be subject to fines, have restrictions placed on our operations, be forced to cease doing business with residents of certain states, or be required to obtain additional licenses or regulatory approvals that could impose a substantial cost on us or require that we change our business practices. Any change to WikiPay's operations or any feature that we cannot offer due to applicable regulations that makes the service we offer less attractive to customers or prohibits its use by residents of a particular jurisdiction could harm our business.

Although there have been no definitive interpretations to date, WikiPay has taken actions as though its service is subject to the Electronic Fund Transfer Act and Regulation E of the U.S. Federal Reserve Board. Under such regulations, among other things, WikiPay is required to provide advance disclosure of changes to its service, to follow specified error resolution procedures and to reimburse consumers for losses from certain transactions not authorized by the consumer. WikiPay seeks to pass most of these losses on to the relevant merchants, but WikiPay incurs losses if the merchant does not have sufficient funds in its WikiPay account. Additionally, even technical violations of these laws can result in penalties of up to $1,000 for each non-compliant transaction or up to $500,000 per violation in any class action, and we could also be liable for plaintiffs' attorneys' fees.nagement’s knowledge, WikiLoan is not a regulated business; as WikiTechnologies only provides loan documentation, promissory notes, repayment schedules, email reminders, online account access, and online repayment.

Neither Moneytech nor WikiTechnologies is engaged in the lending business and subject to regulation as a bank in either the United States or Australia. Although as stated above, under Australia law, the asset backed credit transactions entered into by Moneytech are not considered to be loans or financing transactions, we cannot assure you that if Moneytech enters the United States marketplace, that its purchase of accounts receivable will not be subject to various laws and regulations, which could limit the fees it charges customers and subject it to monetary penalties

If any of the transactions entered into by Moneytech or WikiTechnologies are deemed to be loans or financing transactions by a court of law, then various state laws and regulations would become applicable to us and could limit the fees and other charges we are able to charge our customers and may further subject us to any penalties under such state laws and regulations.  These laws would also:

●	Regulate credit granting activities, including establishing licensing requirements, if any, in various jurisdictions,

●	Require disclosures to customers,

●	Govern secured transactions,

●	Set collection, foreclosure, repossession and claims handling procedures and other trade practices,

●	Prohibit discrimination in the extension of credit, and

●	Regulate the use and reporting of information related to a seller’s credit experience and other data collection.

Intellectual Property

Our intellectual property, which includes software and trade secrets, trademarks, copyrights and domain names, software and trade secrets, is key to our success. We have expended significant amounts developing the software which constitutes the Moneytech Exchange.  We have obtained no significant patents protecting these or our other products but rely upon trade secret laws in Australia.  We routinely seek to protect our proprietary rights by entering into confidentiality and non-disclosure agreements with our employees, contractors, customers and other parties with whom we conduct business in order to protect our proprietary information.

In addition to our software we have developed and use trademarks registered in Australia, particularly relating to corporate, brand and product names.   Registration of a trademark in Australia affords the owner nationwide exclusive trademark rights in the registered mark in the country of registration and the ability to prevent others from using the same or similar marks. However, to the extent a common law user has made prior use of the mark in connection with similar goods or services in a particular geographic area, the nationwide rights conferred by federal registration would be subject to that geographic area.   We continue to seek to develop goodwill and brand recognition for our trademarks in Australia, and we intend to register additional trademarks in foreign countries where our products or services are or may be sold or used in the future.   We cannot assure you, however, that our current trademarks or any trademarks we may use or register in the future will afford us any significant competitive advantage.

In recent years, many software companies have filed applications for patents covering their technologies. Many of these patents have yet to be litigated. Other competitors may develop technologies that are similar or superior to our technology and may receive and seek to enforce patents on such technology. We are not aware of any issued or pending patents that may be asserted against us.

Research and Development

To date we have invested approximately AUD$10 million developing the Moneytech Exchange. We continue to invest in research and development to expand and improve our technologies and product suite in order to maintain and further our competitive advantage.

 Employees

As of December 1, 2013, we had a total of 17 full time employees, 1 part time employee, 8 full-time contractors and 4 part-time program developers based in India.

None of our employees are parties to a collective bargaining agreement. We consider our relationship with our employees to be satisfactory.

Facilities

Our corporate Australian headquarters are located at Level6/97 Pacific Highway, North Sydney NSW 2060 Australia, where we lease approximately 270 square meters of office and operations space pursuant to a lease agreement expiring in August 2014, subject to our right to renew for an additional three years.  The annual rent for the premises was initially AUD$125,490 and increases 4% per year.  In addition we occupy an office on Albany Highway, Victoria Park, Western Australia.  The initial term of the lease for this space expires July 31, 2015, at which time we can renew the lease for an additional 2 years.  The rent is AUD $1,375 per month subject to an inflation adjustment on August 1, 2014 and to a reset to market rate if we elect to renew the lease in August 2015.

Management believes the terms of the leases are consistent with market standards and were arrived at through arm’s-length negotiation.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are:

Name	Age	Position
Hugh Evans	48	President, Chief Executive Officer and a Director
Brian M. Pullar	42	Chief Financial Officer
Klaus Selinger	60	Chairman of the Board
John Wolfgang	66	Director
Richard Allely	59	Director
Edward DeFeuedis	40	Director and President, WikiTechnologies

Hugh Evans has served as Chief Executive Officer, President, Chief Financial Officer and a Director of the Company since June 30, 2013.  Mr. Evans founded Moneytech in 2003, and has served as its Chairman and Managing Director since its inception.  Mr. Evans has a commercial background in high growth businesses, mergers and acquisitions, and divestments, with a strong financial, sales and technology focus.

Mr. Evans was the founder and CEO of Agate Technology, which he developed and built to become a leading niche storage distribution company in both Australia and New Zealand.  Mr. Evans served as Chief Executive Officer of Agate Technology from 1991 to 1999.  Agate Technology was acquired by the South African conglomerate Siltek in 1999. Mr. Evans also has been responsible for the organization and sale of three other technology businesses.  The prior experience of Mr. Evans as an executive officer and director of Moneytech Limited prior to the consummation of the Share Exchange qualifies him to serve as a director of our company.

Brian Pullar has been our Chief Financial officer since October 16, 2013. Mr. Pullar is a Chartered Accountant (Australia and South Africa) with nearly twenty years of experience in financial services.  He was a Senior Vice President at Citigroup in Australia, where he worked from June 2000 until January 2013.  Having joined as an accountant within the finance function, his responsibilities subsequently included Regulatory Reporting Manager (2.5 years), Financial Controller (4 years) and Product Controller (3 years).  He worked across the institutional stock broking / advisory, corporate and retail banking businesses.

Prior to Citigroup he worked in London with Abbey National Treasury Services from September 1999 to April 2000, as a Project Accountant, with Warburg Dillon Read from October 1998 to May 1999, as a Consultant, and from July 1997 to June 1998, as a Market Risk Analyst with Credit Suisse Financial Products. From January 1994 to March 1997, Mr. Pullar was employed as a Trainee and Qualified Accountant by Ernst & Young in Johannesburg and Los Angeles.

Mr. Pullar’s skills include financial controlling, financial management, statutory accounts preparation, regulatory reporting and capital requirements for banks and broker dealers, as well as product accounting and control, financial and regulatory systems implementation and liaison with regulatory authorities.

Klaus Selinger has served as a Director since June 30, 2013 and Chairman of the Board since July18, 2013. He has a background in Financial Markets and Financial Systems, and has assisted in the development of complex financial solutions, including off-balance sheet finance structures, venture capital raising and equity finance. Since 2009, Mr. Selinger has been a principal of Dequity Partners, a financial services firm based in Sydney, Australia.  Mr. Selinger was the Chief Executive Officer of Jacobsen Entertainment Ltd, an Australian entertainment industry firm, formerly listed on the Sydney Australia Stock Exchange, from 2002 to 2003, and Chief Executive Officer of Bioenergy Corporation Ltd, a PNG incorporated biofuel firm formerly listed on the Sydney Australia Stock Exchange, from 1989 to 1991. He is a certified practicing accountant in Australia and in that capacity served as a member of Charles J. Berg & Partners from 1972 to 1982, Mann Judd and Rowlands from 1984 to 1990.Mr. Selinger received a Bachelor of Business degree in Accounting from the University of Technology, Sydney, Australia.  Mr. Selinger’s varied management experience with a number of listed companies qualifies him to serve as a director of our Company.

John Wolfgang has served as a Director since June 30, 2013. Since January 1, 2014, he has been a Senior Consultant to UHY Advisors N.Y., Inc. For 45 years prior to January 1, 2014, Mr. Wolfgang was an audit partner of UHY LLP and its predecessor, and served on the management committee of UHY LLP, which sets policy for the audit practice of the firm, until December 31, 2012.  Mr. Wolfgang has extensive experience in and has overseen the audits of listed public entities operating globally and has experience in advising businesses with multi-national presence on complex tax and accounting issues. Mr. Wolfgang served on the Board of Directors of Urbach Hacker Young International Ltd (“UHYI”) for the past 26 years. Mr. Wolfgang was Chairman of the UHYI Board for 5 years until October 2012. UHYI is the 23rd largest global accounting and consulting networks with presence in 87 countries worldwide. Mr. Wolfgang will serve as Chairman of the Audit Committee.  Mr. Wolfgang is qualified to serve as a director by virtue of his experience in auditing public companies and serving on the boards of numerous private and public companies.

Richard Allely has served as a Director since June 30, 2013. He has held senior management roles with leading Australian and international companies, including Tenix Pty Limited (formerly Transfield Pty Limited), John Fairfax Holdings Limited, Boral Limited and James Hardie Industries Limited. For more than ten years prior to October 2012, Mr. Allely was the Managing Director and CEO of PMP Limited, the largest printing and distribution company in Australia and New Zealand listed on the ASX. Mr. Allely is currently a Non-Executive Director and Audit Committee Chairman for the PGA of Australia, and was recently appointed to the Advisory Board for Renoir Consulting Group. Mr. Allely has held a number of non-executive roles in the past including Chairman of Australian Property Monitors Pty Ltd and Independent member with the WorkCover Authority of NSW. He is in the FCPA (Fellow Australian Society of CPA), the FCSA (Fellow Chartered  Institute of Company Secretaries Australia), and FAICD (Fellow Australian Institute of Company Directors).  Mr. Allely’s varied management experience with a number of listed companies qualifies him to serve as a director of our Company.

Edward C. DeFeudis has been a Director of the Company since August 2005. He was President and Chief Financial Officer of the Company from August 2005 to June 30, 2013. He has been President of WikiTechnologies since March 2013. He is the Manager of Spider Investments, LLC, as well as the President of Lion Equity Holding Corp., which has provided investment banking consulting business services, since 1999.  From March 2004 to February 2006, he served as President and Chief Executive Officer of Ringo, Inc. Mr. DeFeudis also served as Financial Advisor for several financial institutions such as Paragon Capital, Merrill Lynch, Oppenheimer Securities, and Euro-Atlantic Securities from 1996 to 1999. Mr. DeFeudis graduated from University of New Hampshire in 1995 with a BA degree in Political Science.  The prior experience of Mr. DeFeudis as an executive officer and director of Source Financial prior to the consummation of the Share Exchange qualifies him to serve as a director of our company.

Each of our Directors is elected annually and serves until his successor is duly elected and qualified or until his earlier death, resignation or removal.  Our officers are elected annually and serve at the discretion of our Board of Directors.

 Director Independence

Our Board of Directors has determined that Klaus Selinger, John Wolfgang and Richard Allely are "independent directors" within the meaning of New York Stock Exchange Rule 303A.02.

Board Committees

We maintain the following committees of the Board of Directors: the Audit Committee, the Compensation Committee and the Nominating Committee. Each committee is comprised entirely of directors who are “independent” within the meaning of New York Stock Exchange Rule 303A.02. Each committee acts pursuant to a separate written charter, and each such charter has been adopted and approved by the Board of Directors. Copies of the committee charters are available on our website at sourcefinancial.com under the heading “Investor Relations.”

Audit Committee. Messrs. Wolfgang, Selinger and Allely are members of the Audit Committee. Mr. Wolfgang serves as Chairman of the Audit Committee and also qualifies as an "audit committee financial expert," as that term is defined in Item 407(d)(5)(ii) of Regulation S-K. The Board has determined that each member of our Audit Committee meets the financial literacy requirements under the Sarbanes-Oxley Act and SEC rules and the independence requirements under New York Stock Exchange Rule 303A.02. We did not have an Audit Committee prior to the acquisition of Moneytech on June 30, 2013.

Our Audit Committee is responsible for preparing reports, statements and charters required by the federal securities laws, as well as:

●
Overseeing and monitoring the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, and our internal accounting and financial controls;

●	Preparing the report that SEC rules require be included in our annual proxy statement;

●	Overseeing and monitoring our independent registered public accounting firm's qualifications, independence and performance;

●	Providing the Board with the results of its monitoring and its recommendations; and

●	Providing to the Board additional information and materials as it deems necessary to make the Board aware of significant financial matters that require the attention of the Board.

Compensation Committee. Our Compensation Committee is composed of Messrs. Selinger (Chairman), Wolfgang and Allely. The Compensation Committee is responsible for:

●	Establishing the Company’s general compensation policy, in consultation with the Company’s senior management, and overseeing the development and implementation of compensation programs.

●
Reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, and evaluating the performance of the CEO at least annually in light of those goals and objectives and communicating the results of such evaluation to the CEO and the Board, and has the sole authority to determine the CEO’s compensation level based on this evaluation, subject to ratification by the independent directors on the Board. In determining the incentive component of CEO compensation, the Committee will consider, among other factors, the Company’s performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years, and such other factors as the Committee may determine to be appropriate.

●	Reviewing and approving the compensation of all other executive officers of the Company, such other managers as may be directed by the Board, and the directors of the Company.

●
Overseeing the Board’s benefit and equity compensation plans, overseeing the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Committee by any of these plans.

●
Approving issuances under, or any material amendments to, any stock option or other similar plan pursuant to which a person not previously an employee or director of the Company, as an inducement material to the individual’s entering into employment with the Company, will acquire stock or options.

●
In consultation with management, overseeing regulatory compliance with respect to compensation matters, including overseeing the Company’s policies on structuring compensation programs to preserve related tax objectives.

●	Reviewing and approving any severance or similar termination payments proposed to be made to any current or former officer of the Company.

●	Preparing an annual report on executive compensation for inclusion in our proxy statement for the election of directors, if required under the applicable SEC rules.

Since we did not have a Compensation Committee prior to our acquisition of Moneytech on June 30, 2013, our Board of Directors performed all of the responsibilities associated with the Company’s compensation policy during the fiscal year ended June 30, 2013.

Nominating Committee. Our Nominating Committee is composed of Messrs. Wolfgang, Selinger and Allely.  The purpose of the Nominating Committee is to seek and nominate qualified candidates for election or appointment to our Board of Directors. The Nominating Committee will seek candidates for election and appointment that possess the integrity, leadership skills and competency required to direct and oversee the Company’s management in the best interests of its stockholders, customers, employees, communities it serves and other affected parties.

A candidate must be willing to regularly attend Committee and Board of Directors meetings, to develop a strong understanding of the Company, its businesses and its requirements, to contribute his or her time and knowledge to the Company and to be prepared to exercise his or her duties with skill and care.  In addition, each candidate should have an understanding of all corporate governance concepts and the legal duties of a director of a public company.

Stockholders may contact the Nominating Committee Chairman, the Chairman of the Board or the Corporate Secretary in writing when proposing a nominee. This correspondence should include a detailed description of the proposed nominee’s qualifications and a method to contact that nominee if the Nominating Committee so chooses.

Stockholder Communications

Any stockholder who desires to contact any of our Directors can write to Source Financial, Inc., Level6/97 Pacific Highway, North Sydney NSW 2060, Australia, Attention: Stockholder Relations. Your letter should indicate that you are a Source Financial, Inc. stockholder. Depending on the subject matter, our stockholder relations personnel will:

●	Forward the communication to the Director(s) to whom it is addressed;

●	Forward the communication to the appropriate management personnel;

●	Attempt to handle the inquiry directly, for example where it is a request for information about the Company, or it is a stock-related matter; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Director Compensation

Employee directors do not receive any compensation for their services as directors. We did not have any non-employee directors during the fiscal year ended June 30, 2013.

Commencing July 1, 2013, non-employee directors receive an annual retainer of $50,000, and the Chairman of the Audit Committee receives an additional $10,000 per annum. Non-employee directors also are eligible to receive option grants from our company. The compensation committee will assist the directors in reviewing and approving the compensation structure for our directors. In addition, non-employee directors are entitled to be reimbursed for their actual travel expenses for each Board of Directors meeting attended.

On July 19, 2013, we granted options to purchase 75,000 shares of common stock pursuant to the 2013 Omnibus Incentive Plan to each of Messrs. Klaus Selinger, John Wolfgang and Richard Allely, our non-employee directors.  The Options shall continue in force through June 30, 2020 (the "Expiration Date"), unless sooner terminated as provided herein and in the Plan. Subject to the provisions of the Plan, the right to exercise the Options shall vest as to 2,083 shares on September 30, 2013, and as to an additional 2,083 shares on the last day of each calendar month thereafter through and including August 31, 2016, except that the right to exercise the Options shall vest as to an additional 2,095 shares on the last day of August 31, 2016, and the exercise price per share of the Options vesting as of any date shall be $2.00.

Risk Oversight

Enterprise risks are identified and prioritized by management and each prioritized risk is assigned to the full board for oversight. These risks include, without limitation, the following:

Risks and exposures associated with strategic, financial and execution risks and other current matters that may present material risk to our operations, plans, prospects or reputation.

Risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines and credit and liquidity matters.

Risks and exposures relating to corporate governance; and management and director succession planning.

Risks and exposures associated with leadership assessment, and compensation programs and arrangements, including incentive plans.

Board Leadership Structure

The Chairman of the Board presides at all meetings of the Board. The Chairman is appointed on an annual basis by at least a majority vote of the remaining directors. Currently, the offices of Chairman of the Board and Chief Executive Officer are separated, with Klaus Selinger as Chairman of the Board and Hugh Evans as our Chief Executive Officer.

Code of Ethics

The rules of the Securities and Exchange Commission requires us to either adopt a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer or explain why we have not adopted such a code of ethics. For purposes of item 406 of Regulation S-K, the term “code of ethics” means written standards that are reasonably designed to deter wrongdoing and to promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●
Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities & Exchange Commission and in other public communications made by the Company;

●	Compliance with applicable governmental law, rules and regulations;

●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

●	Accountability for adherence to the code.

We have not adopted a code of ethics; however, we anticipate that our Audit Committee will adopt a code of ethics at its next meeting.

Executive Compensation

The following summary compensation table sets forth the total compensation earned by, paid to, or accrued for the year ended January 31, 2013, for each individual who served as our Chief Executive Officer during the year ended January 31, 2013, the most recently completed fiscal year of the Company prior to the acquisition of Moneytech on June 30, 2013.  None of the executive officers of the Company earned or was paid in excess of $100,000, for services rendered in all capacities to the Company during the year ended January 31, 2013.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock awards ($)	Option awards ($)	Non Equity Incentive Plan Information ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Marco Garibaldi	2013	$85,000	(1)	0	0	0	0	0	0		$85,000
Chairman, CTO	2012	$0		0	0	0	0	0	30,000	(2)	$30,000

Edward DeFeudis	2013	$85,000	(3)	0	0	0	0	0	0		$85,000
President, CEO, CFO	2012	$0		0	0	0	0	0	30,000	(4)	$30,000

Denita Willoughby	2013	$10,083	(6)	0	0	$70,940	0	0	0		0
Former CEO(5)	2012	0		0	0	0	0	0	0		0

(1) In lieu of cash payment, Mr. Garibaldi was issued 10,000 shares of the Company’s common stock.
(2) Including $20,000 paid to Mr. Garibaldi as consulting fees through Godfather Entertainment, Inc. and $10,000 paid as consulting fees through Situation X, LLC.
(3) In lieu of cash payment, Mr. DeFeudis was issued 100,000 shares of the Company’s common stock.
(4) Including $30,000 paid to Mr. DeFeudis as consulting fees through Lion Equity Holding Corp.
(5) On August 31, 2012, Denita Willoughby resigned as the Chief Executive Officer of the Company and a member of the Company’s Board of Directors.
(6) In lieu of cash payment, DenitaWilloughby was issued 5,041 shares of the Company’s common stock.

Moneytech:

The following summary compensation table sets forth the total compensation earned by, paid to, or accrued for the year ended June 30, 2013, for each individual who served as Chief Executive Officer of  Moneytech during the year ended June 30, 2013, the most recently completed fiscal year of the Company.  Except for Hugh Evans, none of the executive officers of Moneytech earned or was paid in excess of $100,000, for services rendered in all capacities to the Company during the year ended June 30, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non Equity Incentive Plan Information ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Hugh Evans	2013	125,000	250,000					11,250	386,250
Managing Director	2012	125,000	250,000					11,250	386,250

Option Exercises and Fiscal Year-End Option Value Table

None of the named executive officers exercised any stock options during the year ended June 30, 2013, or held any outstanding stock options as of June 30, 2013.

Long-Term Incentive Plans and Awards

On May 9, 2013, we issued 1,000,000 shares of common stock to each of Edward DeFeudis, our then President and CEO, and Marco Garibaldi, our then Chairman, pursuant to substantially identical Restricted Stock Agreements. The shares are subject to a right of first refusal in favor of the Company whereby should either of Mr. DeFeudis or Mr. Garibaldi desire to sell all or any portion of his 1,000,000 shares, he would have to offer to sell them to the Company at a price equal to the price offered by a third party (or at which the shares can be sold over the counter) minus $2.00 (the "First Refusal Discount Amount"). For example, if a third party were to offer to purchase 100,000 shares from either of Mr. DeFeudis or Mr. Garibaldi at a price of $3.00 per share, he would have to offer such shares to the Company at a price of $1.00 per share. Likewise, if Mr. DeFeudis or Mr. Garibaldi desires to sell any of his 1,000,000 in the public market at a time when the shares are trading for $3.00 per share, he will first have to offer to sell them to our company for $1.00 per share.

2013 Omnibus Incentive Plan

On April 8, 2013, we approved and adopted an Omnibus Incentive Plan, which reserved 2,500,000 shares of common stock.  This plan was implemented to recognize and provide additional incentive to our directors, employees, consultants, advisors and affiliates to establish and sustain our growth and financial success.

On July 19, 2013, we granted options to purchase 75,000 shares of common stock pursuant to the 2013 Omnibus Incentive Plan to each of Messrs. Klaus Selinger, John Wolfgang and Richard Allely, our non-employee directors, at an exercise price of $2.00 per share. The options vest as to 2,083 shares on September 30, 2013, and as to an additional 2,083 shares on the last day of each calendar month thereafter through and including August 31, 2016, except that the right to exercise the Options shall vest as to an additional 2,095 shares on the last day of August 31, 2016.  The options will vest immediately upon the occurrence of a Change in Control, as defined in the 2013 Omnibus Incentive Plan. The options expire on June 30, 2020.

Employment Agreements

Hugh Evans has served as Managing Director of Moneytech since March 1, 2004 pursuant to an Employment Agreement. The Employment Agreement provides for a salary of $250,000 per annum, plus commissions, including a guaranteed annual contribution equal to 9% of his salary to his superannuation fund. The Employment Agreement may be terminated by Moneytech or Mr. Evans upon four weeks prior written notice and Moneytech may terminate Mr. Evans employment immediately for cause (as defined in the Employment Agreement).

The Employment Agreement includes restrictive covenants which prohibit Mr. Evans personally or on behalf of any person, firm or company (other than the Moneytech Group):

 (a) for a period of twelve months from the termination of his employment with Moneytech from (i) soliciting clients or customers of Moneytech and its subsidiaries (the “Moneytech Group”) within Australia or New Zealand for any business conducted by Moneytech Group, or (ii) soliciting, interfering with or endeavoring to entice away from Moneytech Group any person, firm or company who at any time during the term of his employment was a customer or client of Moneytech Group; and

(b) for a period of six months from the termination of his employment with Moneytech from (i) approaching, enticing, endeavoring to entice away from the Moneytech Group any person, firm or company which during the six months before such termination was a director, employee, consultant, agent, representative, associate or advisor to any company within the Moneytech Group, or (ii) accepting any employment, which would require Mr. Evans to reveal any confidential information of the Moneytech Group without Moneytech Group’s prior written consent.

Edward DeFeudis is employed by WikiTechnologies as its Chief Executive Officer, President and Chief Financial Officer until May 29, 2015. The agreement provides for an annual base salary of $120,000, subject to increases of $30,000 for each $1,000,000 of cumulative revenues achieved by WikiTechnologies during the period commencing May 29, 2013; provided that payment of his base salary is deferred until WikiTechnologies receives an aggregate of $600,000 in financing, subject to the discretion of the Board of Directors of WikiTechnologies to accelerate payment. If Mr. DeFeudis’ employment is terminated other than for “cause” (as defined), his resignation, or death, he shall be entitled to receive payment of base salary for a period of six months after the date of termination, less in the case of a termination for disability, any long-term disability benefits he receives under a welfare benefit plan maintained by WikiTechnologies.

If his employment is terminated for cause or upon his resignation, the agreement prohibits Mr. DeFeudis, during the following twelve months, from engaging in a business which competes with the business of WikiTechnologies in any country where it has significant business operations, or soliciting for employment by anyone other than WikiTechnologies any individual known by him (after reasonable inquiry to be employed at the time by WikiTechnologies or any of its affiliated companies.

Marco Garibaldi is employed by WikiTechnologies as its Chief Executive Officer, President and Chief Financial Officer until May 29, 2015. The agreement provides for an annual base salary of $120,000, subject to increases of $30,000 for each $1,000,000 of cumulative revenues achieved by WikiTechnologies during the period commencing May 29, 2013; provided that payment of his base salary is deferred until WikiTechnologies receives an aggregate of $600,000 in financing, subject to the discretion of the Board of Directors of WikiTechnologies to accelerate payment. If Mr. DeFeudis’ employment is terminated other than for “cause” (as defined), his resignation, or death, he shall be entitled to receive payment of base salary for a period of six months after the date of termination, less in the case of a termination for disability, any long-term disability benefits he receives under a welfare benefit plan maintained by WikiTechnologies.

If his employment is terminated for cause or upon his resignation, the agreement prohibits Mr. DeFeudis, during the following twelve months, from engaging in a business which competes with the business of WikiTechnologies in any country where it has significant business operations, or soliciting for employment by anyone other than WikiTechnologies any individual known by him (after reasonable inquiry to be employed at the time by WikiTechnologies or any of its affiliated companies.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

 The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors (including nominees), 5% or greater stockholders and any of their immediate family members or entities affiliated with them since February 1, 2011. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

During the years ended June 30, 2013, 2012, and the three months ended September 30, 2013, Moneytech paid a company controlled by Hugh Evans, the Chairman and Managing Director of Moneytech, and now the President and Chief Executive Officer of the Company, $201,299, $163,219 and $26,142, respectively, for consulting services.

On May 9, 2013, we issued 1,000,000 shares of common stock to each of Edward DeFeudis, our then President and CEO, and Marco Garibaldi, our then Chairman, pursuant to substantially identical Restricted Stock Agreements. The shares are subject to a right of first refusal in favor of the Company whereby should either of Mr. DeFeudis or Mr. Garibaldi desire to sell all or any portion of his 1,000,000 shares, he would have to offer to sell them to the Company at a price equal to the price offered by a third party (or at which the shares can be sold over the counter) minus $2.00 (the "First Refusal Discount Amount"). For example, if a third party were to offer to purchase 100,000 shares from either of Mr. DeFeudis or Mr. Garibaldi at a price of $3.00 per share, he would have to offer such shares to the Company at a price of $1.00 per share. Likewise, if Mr. DeFeudis or Mr. Garibaldi desires to sell any of his 1,000,000 in the public market at a time when the shares are trading for $3.00 per share, he will first have to offer to sell them to our company for $1.00 per share.

On October 4, 2012, Edward DeFeudis, our then President, Chief Executive Officer, Chief Financial Officer and Director, loaned the Company $5,000 for general working capital purposed.  The loan was non-interest bearing and due on demand.  The loan has been repaid.

Approval of Related-Party Transactions

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. We intend to revise our written policy to ensure compliance with all applicable requirements of the SEC concerning related-party transactions.

Under the new policy, our directors and director nominees, executive officers and holders of more than 5% of our common stock, including their immediate family members, will not be permitted to enter into a related party transaction with us, as described below, without the consent of our Audit Committee. Any request for us to enter into a transaction in which the amount involved exceeds $120,000 and any such party has a direct or indirect material interest, subject to certain exceptions will be required to be presented to our Audit Committee for review, consideration and approval. Management will be required to report to our Audit Committee any such related party transaction and such related party transaction will be reviewed and approved or disapproved by the disinterested members of our Audit Committee.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Change in Control

As a result of the issuance of 5,300,000 shares of common stock to the former shareholders of Moneytech, including the shares issued to Hugh Evans, the Chairman and Managing Director of Moneytech, and the issuance to Mr. Evans of 5,000 shares of Series B Preferred Stock, there has been a change in control of our company. Under the terms of the Series B Certificate of Designation, Mr. Evans, as the holder of the Series B Shares has the right, until June 30, 2018, to (A) elect the majority of our Board of Directors and (B) vote on all other matters presented to holders of our common stock (the “Common Shareholders”), with each vote per Series B Share equal to 1,000 shares of common stock. After June 30, 2018, the Series B Preferred Shares will have no voting rights and we may redeem the Series B Shares for a per share price of one tenth of a cent ($0.001.  The Series B Shares do not have any conversion rights and are not be entitled to receive any dividends, distributions, or other economic or financial interest in our company, and in the event of a liquidation, dissolution, or winding up of our company, whether voluntary or involuntary, the holders of Series B Shares are entitled to receive out of the assets of the company, whether such assets are capital or surplus of any nature, the sum of one tenth of a cent ($0.001) per Series B Share, after payment to the holders of the common stock and the holders of any other series or class of the equity securities of our company ranking senior to the common stock.

Security Ownership

The following table sets forth information about the beneficial ownership of our common stock as of December 20, 2013 and as adjusted to reflect the sale of the shares of common stock by us in this offering, by:

●	each person known to us to be the beneficial owner of more than 5% of our common stock and our series B preferred stock, our only voting securities;
●	each named executive officer;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Source Financial, Inc., Level6/97 Pacific Highway, North Sydney NSW 2060, Australia. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws, where applicable.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 20, 2013. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

Applicable percentage voting power is based on 9,961,632 shares of common stock outstanding on December 20, 2013, and 13,961,632 shares of common stock outstanding after the completion of this offering, and 5,000 shares of Series B Preferred Stock outstanding on December 20, 2013 and after the completion of this offering. Holders of the Company’s Series B Shares are entitled to elect a majority of our Board of Directors through June 30, 2018 and vote together with holders of common stock as a single class on all matters presented to holders of our common stock, with each vote per Series B Share equal to 1,000 shares of common stock.

Shares Beneficially Owned

	Common Stock				Series B Preferred Stock			Percent Total Voting
	Shares		Percent		Shares		Percent	Power (1)
Name of Beneficial			Before	After				Before	After
Owner			Offering	Offering				Offering	Offering
Directors and Named Executive Officers
Hugh Evans	2,001,514	(2)	20.99%	14.34%	5,000	(1)	100%	46.84%	36.92%
Edward DeFeudis	1,493,725	(3)	14.99%	10.70%	0		---	9.98%	7.88%
Klaus Selinger	12,498	(4)	*	*	0		---	*	*
John Wolfgang	12,498	(4)	*	*	0		---	*	*
Richard Allely	12,498	(4)	*	*	0		---	*	*
Marco Garibaldi, Chairman of WikiTechnologies	1,467,212	(5)	14.73%	10.51%	0		---	9.81%	7.74%

All directors and executive officers as a group (6 persons)	4,999,945	(2)(3)(4)(5)	50.00%	35.72%	5,000		100%	66.67%	52.63%

Holders of More than 5%
Christopher John Taylor and Jane Joanne Taylor ATF The Taylor Family Superannuation Fund No.2 PO Box 66 Manly NSW 2095 Australia	629,680		6.32%	4.51%	0		---	4.21%	3.32%

*Less than 1%

(1)
Percentage total voting power represents voting power with respect to all shares of our common stock and Series B preferred stock, as a single class. Except as provided in the certificate of designation creating the Series B preferred stock or as may be required by law, the holder of Series B Shares and holders of common stock vote together as a single class on all matters upon which holders of common stock are entitled to vote with holders of Series B Shares entitled to 1,000 votes per share of Series B Shares through June 30, 2018 and each holder of common stock entitled to one vote per share of common stock. The holder(s) of Series B Shares are entitled to elect a majority of the members of our Board of Directors through June 30, 2018.

(2)	Represents shares of common stock registered in the name of BIX Holdings Pty Ltd ATF The Atherstone Trust & The Evans Family Superannuation Trust, a family trust of which Mr. Evans is the trustee.

(3)
Includes 97,090 shares held by Spider Investment, LLC.   Mr. DeFeudis has control and dispositive power over the shares owned by Spider Investment, LLC and is the beneficial owner of Spider Investment, LLC.  Includes 1,120,000 shares deposited in escrow over which he retains voting power. See “Business – Acquisition of Moneytech” for a description of the terms of the escrow agreement.

(4)	Represents shares that may be acquired upon exercise of options at an exercise price of $2.00 per share

(5)
Includes 65,000 shares held by Situation X, LLC. Marco Garibaldi has control and dispositive power over the shares owned by Situation X, LLC and he is the beneficial owner of Situation X, LLC.  Includes 1,120,000 shares deposited in escrow over which he retains voting power. See “Business – “Acquisition of Moneytech Limited” for a description of the terms of the escrow agreement.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering. Reference is made to the more detailed provisions of the amended and restated certificate of incorporation and bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. Because this is only a summary, it may not contain all the information that is important to you.

General

Our amended and restated certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of December 20, 2013, we had outstanding 9,961,632 shares of common stock and 5,000 shares of Series B Preferred Stock.

Common Stock

Voting Rights

Holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock will not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of common stock will be entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights

Upon liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of all liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters

The common stock will have no preemptive or conversion rights pursuant to the terms of our amended and restated certificate of incorporation and bylaws. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors from time to time by resolution (and without further stockholder approval) may authorize the issuance of shares of preferred stock, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof set forth in the resolution authorizing the series, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

In connection with our acquisition of Moneytech, we issued 5,000 shares of our Series B Preferred Stock to Hugh Evans, the Chairman and Managing Director of Moneytech. The holder of the Series B Shares has the right, until June 30, 2018, to (A) elect the majority of our Board of Directors and (B) vote on all other matters presented to the holders of common stock (the “Common Shareholders”), with each Series B Share having a number of votes equal to 1,000 shares of common stock. After June 30, 2018, the Series B Shares will have no voting rights and we will have the right to purchase the Series B Shares at a per share price equal to one tenth of a cent ($0.001).  Thus, as the holder of the Series B Shares and the holder of approximately 46.84% of our voting shares, Mr. Evans has effective control over the composition of our Board of Directors until June 30, 2018.

The Series B Preferred Shares do not have any conversion rights and are not entitled to receive any dividends, distributions, or other economic or financial interest in our company, and in the event of a liquidation, dissolution, or winding up of our company, whether voluntary or involuntary, the holders of Series B Preferred Shares will be entitled to receive out of our assets, whether such assets are capital or surplus of any nature, the sum of one tenth of a cent ($0.001) per Series B Preferred Share, after payment to the Common Shareholders and the holders of any other series or class of our equity securities ranking senior to the common stock.

The foregoing description of the Certificate of Designation is qualified in its entirety by the Certificate of Designation filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 4, 2013, which is incorporated by reference herein

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and certain provisions that may be included in our amended and restated certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Vacancies

Vacancies on our board of directors may be filled only by election at an annual meeting or at a special meeting of stockholders called for that purpose, subject to the rights of the Board of Directors to designate replacements to fill vacancies created by the departure of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors.

Business Combinations with Interested Stockholders

We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which generally prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203.

Limitation on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

●	For breach of duty of loyalty;

●	For acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

●	Under Section 174 of the DGCL (unlawful dividends); or

●	For transactions from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. .

Transfer Agent and Registrar

Standard Registrar & Transfer Co., Inc., 12528 S 1840 E, Draper, Utah 84020 is the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been a limited public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such issuances or sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 13,961,632 shares of common stock issued and outstanding. All of the 4,000,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act or are subject to a lock-up agreement (described below). Upon completion of this offering, approximately 52.63% of our outstanding common stock will be held by “affiliates” as that term is defined in Rule 144 or be subject to a lock-up agreement (assuming no shares are sold in this offering to a holder that is subject to a lock-up agreement). The shares held by “affiliates” will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, additional shares will be available for sale as set forth below. Commencing May 29, 2014, all of the 5,300,000 shares of common stock issued in the Share Exchange will be eligible for sale under Rule 144, subject to the volume limitations and other conditions of the Rule, and after July 1, 2014, all of the shares issued in the Share Exchange (other than the 2,001,514 shares beneficially owned by Mr. Evans) will be eligible for sale without the restrictions of the Rule, and Mr. Evans shares will continue to be eligible for sale in accordance with the volume limitations and other conditions of the Rule.

Lock-Up Agreements

See “Underwriting” for a description of lock-up agreements entered into with the underwriters in connection with this offering..

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), will be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock or the average weekly trading volume of our common during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about us.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax consequences in respect of the ownership and disposition of shares of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend on the status of the partner or other owner and the activities of the partnership or other entity. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals may therefore be "Non-U.S. Holders" for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion assumes that Non-U.S. Holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income or estate taxation that may be relevant in light of a Non-U.S. Holder's special tax status or special tax situation, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Special rules under the U.S. federal income tax laws, which are not addressed in this summary, may apply to certain Non-U.S. Holders, including foreign governments or entities they control; U.S. expatriates or former long-term residents of the United States; partnerships, other pass-through entities, or beneficial owners of interests in those entities; "controlled foreign corporations" and their shareholders; "passive foreign investment companies" and their shareholders; corporations that accumulate earnings to avoid U.S. federal income tax; banks; financial institutions; insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt pension funds or other tax-exempt organizations; tax-qualified retirement plans; persons subject to the alternative minimum tax; persons that own, or have owned, actually or constructively, more than 5% of our common stock; and persons holding our common stock as part of a hedging or conversion transaction, straddle, constructive sale, or other risk reduction strategy. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local taxing jurisdiction or any non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Distributions on Common Stock

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. If we do make distributions on our common stock, however, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such payments exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder's basis in its stock, but not below zero, and then will be treated as gain from a sale of the stock subject to the tax treatment described below in "—Dispositions of Common Stock."

Any dividend (out of earnings and profits) paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must generally provide us with an IRS Form W-8BEN certifying qualification for the reduced rate.

If the Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to a tax treaty, such Non-U.S. Holder may obtain a refund of any excess amounts withheld on the payment of a dividend if such Non-U.S. Holder files an appropriate claim for refund with the U.S. Internal Revenue Service.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if an applicable treaty so requires, the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) if an IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the dividends will be subject to U.S. federal income tax on a net basis, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.

Dispositions of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of shares of our common stock unless (1) the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if an applicable treaty so requires, the gain is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), (2) in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a "United States real property holding corporation" within the meaning of Internal Revenue Code section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of distributions paid by us in respect of our common stock, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, copies of the information returns may be made available to tax authorities in the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated in accordance with the terms of the specific treaty or other agreement.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the Non-U.S. Holder has provided the required certification that it is not a U.S. person (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form) or otherwise establishes a basis for exemption, unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

U.S. information reporting and/or backup withholding may also apply to the proceeds of a disposition of our common stock.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or "FATCA," a 30% withholding tax may be imposed on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. FATCA generally imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, in each case that is not otherwise exempt, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it generally must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or otherwise be excepted, exempt or deemed compliant (including pursuant to an intergovernmental agreement).

Under final United States Treasury regulations, this withholding generally will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Federal Estate Taxes

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE NON-U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Wellington Shields & Co. LLC (“Wellington Shields”) has agreed to purchase from us all 4,000,000 shares of common stock in this offering at a public offering price, less the underwriter's discount, set forth on the cover page of this prospectus.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriter will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the underwriter that the underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $___ per share under the public offering price. The underwriter may allow, and these dealers may re-allow, a concession of not more than $____ per share to other dealers. After the public offering, the underwriter may change the offering price and other selling terms.

We have granted to the underwriter an option, exercisable not later than 60 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock [15% of the shares being offered] at the public offering price set forth on the cover page of this prospectus, less the underwriter's discount. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriter to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered.

Under our underwriting agreement with Wellington Shields, we are to pay (or, in some incidences have paid) to the underwriter (a) an underwriting discount equal to 7% of the gross proceeds of the offering, (b) a non-refundable engagement fee of $30,000 and (c) a non-accountable expense allowance equal to 1% of the gross proceeds of the offering. We also have agreed to pay the legal fees and disbursements of counsel to Wellington Shields.

The following table shows the per share and total underwriting discounts, fees and commissions to be paid to the underwriters by us, as well as the number of warrants issuable to the underwriter. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

	Underwriting Discounts, Fees and Commissions Payable in Cash		Number of Underwriter Warrants Issuable
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.385	$0.385
Total	$1,540,000	$1,771,000	80,000	92,000

We estimate that our total expenses of this offering, excluding the underwriter's fee, will be approximately $720,000, which includes our legal and accounting costs and various other fees associated with registering and listing the shares offered hereby.

We have also agreed to issue to the underwriter a warrant to purchase a number of shares of our common stock equal to an aggregate of 2% of the shares of our common stock sold in this offering. The warrant will have an exercise price equal to 120% of the offering price of the shares sold in this offering. The warrant is exercisable commencing one year after the effective date of the registration statement related to this offering, and will be exercisable for four years thereafter. The warrant is not redeemable by us. The underwriter (or permitted assignees under the Rule) may not sell, transfer, assign, pledge, or hypothecate the warrant or the shares of our common stock underlying the warrant, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrant or the underlying shares of our common stock for a period of one year from the date of this prospectus. Additionally, the warrant may not be sold transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing one year period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The warrant will provide for adjustment in the number and price of such warrant (and the shares of common stock underlying such warrant) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

We have agreed to register for resale the shares of common stock issuable upon exercise of the Underwriter’s warrants upon the request of Wellington Shields (or the holders of a majority the shares of common stock issued and issuable upon exercise of the Underwriter’s warrants) during the period commencing on the first anniversary of the date of this Prospectus and ending on the fifth anniversary of the date of this Prospectus. We also have agreed to include in any registration statement we file for the sale of our debt or equity securities, including any of such securities of our securityholders being offered for resale, the shares of common stock issued or issuable upon exercise of the Underwriter’s warrants. In each case, we will pay all of the fees and expenses incurred in connection with such offerings.

We have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

We and each of our officers, directors and stockholders owning 2% or more of our common stock and their respective affiliates have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of one year following the effective date of the registration statement of which this prospectus is a part; provided, however, that up to 71,500 shares of our common stock [number of shares equal to 0.5% of the outstanding shares] held by non-executive officers, as designated by us, are exempt from such lock-up restrictions. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. There are no agreements between the underwriter and any of our officers, directors, stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the one-year period.

The underwriter has advised us that they do not intend to confirm sales to any account over which it exercises discretionary authority.

In connection with the offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than an underwriter's option to purchase additional shares of common stock from us in the offering. An underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by an underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. In addition, these purchases may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE MKT, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by underwriter of this offering. Other than the prospectus in electronic format, the information on an underwriter's web site and any information contained in any other web site maintained by such underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

Wellington Shields may provide investment banking services to us in the future.

We also have agreed to enter into an agreement with Wellington Shields & Co. LLC pursuant to which we will compensate it if after the date of this prospectus it initiates a merger, acquisition, joint venture or similar business combination or restructuring transaction involving our company. The amount payable to Wellington Shield & Co. LLC upon the consummation of any such transaction is an amount equal to the sum of five percent of the first $1,000,000 of the value of the consideration received or paid by us (the “Consideration”), four percent of the second $1,000,000 of Consideration, three percent of the third $1,000,000 of Consideration, two percent of the fourth $1,000,000 of Consideration and one percent of the Consideration in excess of $4,000,000, but in no event is Wellington Shields entitled to receive less than $200,000 for any transaction.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
●
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares have not authorized, and do not authorize the making of, any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

●	Released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	Used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

●
To qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	To investment services providers authorized to engage in portfolio management on behalf of third parties; or

●
In a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●
A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

●
To an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

●	Where no consideration is or will be given for the transfer; or

●	Where the transfer is by operation of law.

LEGAL MATTERS

The validity of the common stock and other certain legal matters will be passed upon for us by Eaton & Van Winkle LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Davisson & Associates, PA, Minneapolis, Minnesota 55427.

EXPERTS

The consolidated financial statements of the Company, as of June 30, 2013 and 2012, and for each of the two years in the period ended June 30, 2013, included in this Prospectus have been audited by Lichter, Yu & Associates, an independent registered public accounting firm, as stated in their report, which is included herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Our principal assets are located in Australia, and all of our officers and a majority of our directors are not residents of the United States. Therefore, it may be difficult to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered by any courts of the United States against us or these officers and directors. Furthermore, it may be difficult or impossible for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Australia may render you unable to enforce a judgment against our assets or the assets of our directors or officers that are not residents of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia. As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders compared to shareholders of a corporation doing business entirely within the United States.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
 SOURCE FINANCIAL, INC. AND SUBSIDIARIES

ConConsolidated Financial Statements for the Three Months Ended September 30, 2013
Consolidated Balance Sheets as of September 30, 2013(Unaudited) and June 30, 2013 (Restated)	F-21
Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three Months Ended September 30, 2013 and 2012 (Unaudited)	F-22
Consolidated Statements of Stockholders’ Equity for the Three Months Ended September 30, 2013 and 2012 (Unaudited)	F-23
Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2013 and 2012 (Unaudited)	F-24
Notes to Consolidated Financial Statements (Unaudited)	F-25 to F-37

Lichter, Yu and Associates
Certified Public Accountants

16133 Ventura Blvd., suite 450
encino, California 91436
Tel (818)789-0265   Fax (818) 789-3949

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Source Financial, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Source Financial, Inc. and Subsidiaries (the “Company”) as of June 30, 2013 (as restated) and 2012, and the related consolidated statements of operations and comprehensive (loss) income (as restated), stockholders' equity (as restated, and cash flows for the years ended June 30, 2013 and 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2013 (as restated) and 2012, and the consolidated results of its operations (as restated) and its cash flows for the years ended June 30, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 15, the consolidated financial statements as of June 30, 2013 have been restated to give effect to the common stocks outstanding and to be issued as of June 30, 2013.

Lichter, Yu & Associates
Encino, California
October 14, 2013, except as to Note 1, 15 and 16, which are as of November 20, 2013

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2013 AND 2012

	2013	2012
	(Restated)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,205,827	$5,617,025
Trade receivables, net	27,008,840	26,577,290
Other receivable	-	50,795
Inventories	220,377	125,783
Deferred tax asset	718,767	317,850
Other current assets	820,726	1,230,603
TOTAL CURRENT ASSETS	35,974,537	33,919,346

NON-CURRENT ASSETS
Intangible assets, net	3,512,767	3,467,872
Deferred tax asset	988,860	2,155,244
Property, plant and equipment, net	578,136	684,786
Other assets	95,973	-
Goodwill	69,057	-
TOTAL NON-CURRENT ASSETS	5,244,793	6,307,902

TOTAL ASSETS	$41,219,330	$40,227,248

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Trade and other payables	$5,250,399	$6,597,747
Wholesale loan facility	25,669,388	24,688,865
Cash reserve	2,731,094	703,003
TOTAL CURRENT LIABILITIES	33,650,881	31,989,615

NON-CURRENT LIABILITIES
Shareholder loans	45,665	218,574
TOTAL NON-CURRENT LIABILITIES	45,665	218,574

TOTAL LIABILITIES	33,696,546	32,208,189

STOCKHOLDERS' EQUITY
Preferred stock, Series A, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Preferred stock, Series B, $0.01 par value, 10,000,000 shares authorized, 5,000 issued and outstanding	50	50
Common stock, $0.10 par value, 500,000,000 and 250,000,000 shares authorized, 9,961,632 and 5,300,000 shares issued and outstanding respectively	996,163	530,000
Common stock to be issued	33,837	-
Additional paid-in capital	14,462,575	14,639,149
Other accumulated comprehensive loss	(1,052,144)	(244,289)
Accumulated deficit	(6,917,697)	(6,905,851)
TOTAL STOCKHOLDERS' EQUITY	7,522,784	8,019,059

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,219,330	$40,227,248

The accompanying notes are an integral part of these consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
	(Restated)

Revenue	$6,098,374	$4,171,622
Cost of revenue	3,700,918	2,622,383
Gross profit	2,397,456	1,549,239

Operating Expenses

Compensation expenses	859,754	807,671
Research and development expense	472,229	199,144
Bad debt expenses	393,774	78,038
Occupancy expenses	276,615	254,145
Depreciation expense	169,743	129,246
General and administration expenses	99,251	207,629
Total operating expenses	2,271,366	1,675,873
Income (loss) from operations	126,090	(126,634)

Other Expense (Income)
Interest income	(114,309)	(109,899)
Research and development grant	(526,962)	(302,876)
Other expense (income)	182,566	-
Finance costs	16,797	28,555
Total Other Income	(441,908)	(384,220)

Income before Provision of income taxes	567,998	257,586

Provision for income taxes	579,844	-

Net (loss) income	(11,846)	257,586

Other comprehensive loss
Foreign currency translation	(807,855)	(253,444)

Comprehensive (loss) income	$(819,701)	$4,142

Net (loss) income per share
Basic	$(0.002)	$0.05
Diluted	$(0.002)	$0.05

Weighted average number of shares used in computing basic and diluted net (loss) income per share:

Basic	5,313,661	5,300,000
Diluted	5,313,661	5,300,000

The accompanying notes are an integral part of these consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

					Additional	Other Accumulated	Total
	Common Stock		Preferred Stock		Paid in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
Balance June 30, 2011	5,300,000	$530,000	5,000	$50	$14,639,149	$-	$(7,163,437)	$8,005,762

Foreign currency translation adjustments	-	-	-	-	-	(244,289)	-	$(244,289)

Net income for the year ended June 30, 2012	-	-	-	-	-	-	257,586	$257,586

Balance June 30, 2012	5,300,000	$530,000	5,000	$50	$14,639,149	$(244,289)	$(6,905,851)	$8,019,059

Issue of share capital at merger (Restated)	5,000,000	500,000	-	-	(176,574)	-	-	323,426

Foreign currency translation adjustments	-	-	-	-		(807,855)	-	(807,855)

Net loss for the year ended June 30, 2013	-						(11,846)	(11,846)

Balance June 30, 2013 (Restated)	10,300,000	1,030,000	5,000	50	14,462,575	(1,052,144)	(6,917,697)	7,522,784

The accompanying notes are an integral part of these consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012
Net (loss) income	$(11,846)	$257,586
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	697,017	594,011
(Increase) decrease in assets:
Trade receivables, net	(3,555,934)	(7,765,220)
Inventories	(120,644)	3,440
Deferred tax asset	579,844	-
Other assets	324,906	(862,462)
Increase (decrease) in current liabilities:
Trade payables	(769,094)	3,737,665
Net cash used in operating activities	(2,855,751)	(4,034,980)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(32,063)	(84,471)
Cash acquired in acquisition	65,288	-
Investment in subsidiary	(110,392)	-
Development of intangible assets	(747,580)	(706,496)
Net cash used in investing activities	(824,747)	(790,967)
CASH FLOWS FROM FINANCING ACTIVITIES
Wholesale loan facility, net	3,906,061	7,751,988
Capital Reserve	2,360,184	-
Repayment of shareholder loans	(169,595)	-
Net cash provided by financing activities	6,096,650	7,751,988
Effect of exchange rate changes on cash and cash equivalents	(827,350)	(163,975)
Net increase in cash and cash equivalents	1,588,802	2,762,066
Cash and cash equivalents at the beginning of the period	5,617,025	2,854,959
Cash and cash equivalents at the end of the period	$7,205,827	$5,617,025
SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income tax payments	$-	$-
Interest payments	$1,905,471	$1,711,920
Assets acquired in merger transaction	$323,425	$-

The accompanying notes are an integral part of these consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2013 AND 2012

Note 1 – BASIS OF PRESENTATION AND ORGANIZATION

Basis of Presentation
Source Financial, Inc., formerly known as The Wiki Group, Inc. (the”Company” or “Source”), was incorporated under the laws of the State of Delaware on June 24, 1988 as Windsor Capital Corp. Between March 2001 and January 2008 the Company amended and restated its Articles of Incorporation and changed its corporate name to Energy Control Technology, Inc., 5Fifty5.com, Inc., Swap-A-Debt, Inc., WikiLoan, Inc. and finally Wiki Group, Inc. on March 12, 2012.

Moneytech Limited (“Moneytech”) was incorporated under the laws of Australia on September 9, 2003, and (through its wholly owned subsidiaries Moneytech Finance Pty Ltd, mPayments Pty Ltd., Moneytech POS Pty Ltd. and Moneytech Services Pty Ltd.) offers working capital, trade and debtor finance solutions, to small and medium sized businesses in Australia.

On June 30, 2013, Source acquired Moneytech and it’s wholly owned subsidiaries, Moneytech Finance Pty. Ltd., mPayments Pty. Ltd., Moneytech POS Pty. Ltd. and Moneytech Services Pty. Ltd. Under the terms of the Exchange Agreement, all stockholders of Moneytech received a total of 5,300,000 shares of voting common stock of Source in exchange for all outstanding shares of Moneytech. In addition, pursuant to a separate agreement, the President of Moneytech received 5,000 shares of Preferred Series B Stock. Under accounting principles generally accepted in the United States, the share exchange is considered to be a capital transaction in substance, rather than a business combination. That is, the share exchange is equivalent to the issuance of stock by Moneytech for the net monetary assets of Source accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the share exchange will be identical to that resulting from a reverse acquisition, except no goodwill will be recorded. Under share reverse takeover accounting, the post reverse acquisition comparative historical financial statements of the legal acquirer, Source are those of the legal acquiree, Moneytech, which is considered to be the accounting acquirer. Share and per share amounts stated have been retroactively adjusted to reflect the merger.

Organization
Moneytech delivers its product offerings through ‘The Moneytech Exchange’, which is a real-time core banking platform, developed in-house and which continues to be upgraded with the support of the Australian Federal Government’s Research and Development program.

The Moneytech Exchange serves as the backbone of the business in Australia by providing internet banking style access to Moneytech’s customers and back-office systems to Moneytech staff.

The Company offers a range of innovative financial products and services to businesses and consumers in Australia and the United States through its principal operating subsidiaries, Moneytech and WikiTechnologies, Inc. The Company recently formed a new corporation in the United States, Moneytech USA, Inc.

When used in these notes, the terms "Company," "we," "our," or "us" mean Source Financial, Inc. and its subsidiaries.

Restatements
Subsequent to the issuance of the Company's financial statements for the fiscal year ended June 30, 2013, the Company determined that certain shares had been authorized for issuance prior to the merger on June 30, 2013 and presentation of the stockholders’ equity on the consolidated balance sheet had not been accounted properly in the Company’s financial statements. Specifically, the number of shares outstanding as of June 30, 2013 was 10,300,000, of which 338,368 is to be issued. The Company decided to restate the consolidated balance sheet and stockholders’ equity for the fiscal year ended June 30, 2013.

The effect of the restatements is as follows:

CONSOLIDATED BALANCE SHEET
	Reported	Restated
	June 30, 2013	June 30, 2013
Preferred stock	$50	$50
Common stock	996,164	996,163
Common stock to be issued	-	33,837
Additional paid in capital	14,496,411	14,462,575
Other comprehensive income	(1,052,144)	(1,052,144)
Accumulated income/(deficit)	(6,917,697)	(6,917,697)
Total Stockholders' Equity	$7,522,784	$7,522,784

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States (“US GAAP”).

Principles of Consolidation
The consolidated financial statements include the accounts of Source and its wholly owned subsidiaries Moneytech, Moneytech Finance Pty Ltd, mPayments Pty Ltd., Moneytech POS Pty Ltd., Moneytech Services Pty Ltd, Moneytech USA and Wikitechnologies, Inc., collectively referred to as the Company. Moneytech USA was formed and Wikitechnologies, Inc. was acquired on June 30, 2013. All material intercompany accounts, transactions and profits were eliminated in consolidation.

Reclassifications
Certain prior year amounts were reclassified to conform to the presentation in the current year. The reclassifications did not have an effect on the results of operations or the cash flow.

Equity Investments
The Company uses the equity method of accounting for investments when the percentage of ownership of the investment is between 20% and 50%. The Company includes the proportionate share of the profit or loss as part of the carrying value of the investment.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Exchange (Loss) Gain
During the fiscal years ended June 30, 2013 and 2012, the transactions of Moneytech and its wholly owned subsidiaries were denominated in foreign currency and were recorded in Australian dollar (AUD) at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive (Loss) Income

The accounts of Moneytech and its wholly owned subsidiaries were maintained, and its financial statements were expressed, in AUD. Such financial statements were translated into USD with the AUD as the functional currency. All assets and liabilities were translated at the exchange rate at the balance sheet date, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations. The resulting translation adjustments are reported under other comprehensive income as a component of shareholders’ equity.

Reportable Segment
The Company has one reportable segment. The Company’s activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of financial products provided as a single global business.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue
Cost of revenue includes: programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites; costs incurred to support and maintain products and services, including inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized intangible software costs. Capitalized intangible software costs are amortized over the estimated lives of the products.

Research and Development
Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are put into service. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. Certain research and development costs are available for reimbursement by the Australian government. Research and development expense is included as an operating expense and research and development grant income is reported as other income.

Income Taxes
The Company utilizes FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740). When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

At June 30, 2013 and 2012, the Company had not taken any significant uncertain tax positions on its tax returns for 2012 and prior years or in computing its tax provision for 2013.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in Australia. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties
The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Equivalents
Cash and equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. At June 30, 2013, the Company had $7,205,827 in cash, of which $7,137,539 was on deposit in Australia and not covered by insurance. At June 30, 2012, the Company had $5,617,025 in cash in Australia which was not covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts
The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventory
Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of June 30, 2013 and 2012, inventory only consisted of finished goods.

Property, Plant & Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows:

Computer software	3 to 10 years
Computer hardware	5 to 15 years
Furniture and equipment	3 to 5 years

As of June 30, 2013 and 2012, Property, Plant & Equipment consisted of the following:

	2013	2012
Office equipment	$35,949	$26,970
Furnitures and fixtures	249,770	229,713
Computers and software	1,282,317	1,349,340
Accumulated Depreciation	(989,900)	(921,237)
	$578,136	$684,786

As of June 30, 2013 and 2012, depreciation expense consisted of the following:

	2013	2012
Depreciation, operating	$169,743	$129,246
Depreciation, cost of revenue	13,824	18,891
Total depreciation expense	$183,567	$148,137

Fair Value of Financial Instruments
For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of June 30, 2013, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Earnings Per Share (EPS)
Basic EPS is computed by dividing income available to common shareholders and equivalents by the weighted average number of common shares and equivalents outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted EPS is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding options and the if-converted method for the outstanding convertible preferred shares. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, convertible outstanding instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

The following table sets for the computation of basic and diluted earnings per share for period ended June 30, 2013and 2012:

	June 30,
	2013	2012

Net (loss) income	$(11,846)	$257,586

Weighted average shares outstanding - basic	5,313,661	5,300,000

Effect of dilutive securities:
Options issued	-	-

Weighted average shares outstanding - diluted	5,313,661	5,300,000

Net (loss) income per share - basic	$(0.002)	$0.05

Net (loss) income per share - diluted	$(0.002)	$0.05

The options to purchase up to 7,000 shares of common stock were anti-dilutive during fiscal year ended June 30, 2013.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but is evaluated for impairment at the reporting unit level annually as of June 30, or more frequently if events or changes in circumstances indicate that impairment may exist.

Effective October 1, 2011, the Company adopted ASU 2011-08, which allows the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The two-step test first compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value is less than the carrying value, the second step is performed to compute the amount of the impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The adoption did not have a material impact on the consolidated financial statements.

The Company evaluated its goodwill for impairment on June 30, 2013, and concluded there was no impairment as of that date.

Intangible Assets
The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets primarily consist of software development capitalized. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years. No events or changes in circumstances indicate that impairment existed as of June 30, 2013.

Stock-Based Compensation
The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (codified in FASB ASC Topic 718 and 505). The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. Non-employees stock based compensation is accounted for according to ASC 718.

Recently Issued Accounting Pronouncements
In December 2010, the FASB issued ASU 2010-29, which provides requirements over pro forma revenue and earnings disclosures related to business combinations. The ASU requires disclosure of revenue and earnings of the combined business as if the combination occurred at the start of the prior annual reporting period only. The Company adopted ASU 2010-29 effective October 1, 2011. The adoption did not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, which impacts the presentation of comprehensive income. The guidance requires components of other comprehensive income to be presented with net income to arrive at total comprehensive income. This ASU impacts presentation only and does not impact the underlying components of other comprehensive income or net income. In December 2011, the FASB issued an amendment to ASU 2011-05, which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. All other components of ASU 2011-05 are effective October 1, 2012. Adoption is not expected to have a material impact on the consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, which will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for indefinite-lived intangible assets. The standard was adopted on October 1, 2012, and did not have a material impact on the consolidated financial statements.

Note 2 – SHARE EXCHANGE AGREEMENT

On June 30, 2013, Source consummated the transactions contemplated by the Exchange Agreement. Accordingly Source acquired all of the issued and outstanding shares of stock of Moneytech in exchange for the issuance in the aggregate of 5,300,000 shares of common stock which shares represented in excess of 50% of the issued and outstanding capital stock of Source after the consummation of the Exchange Agreement and the transactions contemplated thereby. Pursuant to a separate agreement, the President of Moneytech received 5,000 shares of Preferred Series B Stock of Source. The Series B Preferred shares have certain control provisions (see note 15)

In connection with the exchange agreement, on June 30, 2013, Source, Marco Garibaldi (“Garibaldi”), Edward DeFeudis (“DeFeudis”), and Eaton & Van Winkle LLP (the “Agent”) entered into an Escrow Agreement. As a condition to the exchange agreement, Garibaldi has agreed to deposit in escrow with the Agent 1,120,000 shares of Source Common Stock (the “Garibaldi Shares”), DeFeudis has agreed to deposit in escrow with the Agent 1,120,000 shares of Source Common Stock (the “DeFeudis Shares”) and Source has agreed to deposit in escrow with the Agent 1,000 shares of the common stock of Wiki Sub, representing all of the outstanding shares of Wiki Sub (the “Wiki Sub Shares,” and together with the Garibaldi Shares and the DeFeudis Shares, the “Escrow Shares”), on the terms and subject to the conditions set forth in the Escrow Agreement.

During the term of the Escrow Agreement, the operations of WikiTechnologies will be directed by Messrs. Garibaldi and DeFeudis. If during the twelve-month period commencing July 1, 2013, (the “Earn-Out Period”), WikiTechnologies achieves revenues of $4.2 million, a gross profit percentage of 25% and breaks even (the “Benchmarks”), the Garibaldi Shares and DeFeudis Shares will be returned to Messrs. Garibaldi and DeFeudis and the WikiTechnologies Shares will be returned to us. If the Benchmarks are not met during the Earn-Out Period, at our option, the Garibaldi Shares and DeFeudis Shares will be cancelled and returned to treasury, and the WikiTechnologies Escrow Shares will be delivered to Messrs. DeFeudis and Garibaldi, and we will no longer own WikiTechnologies. Further, if, at any point during the Earn-Out Period, the Company sells WikiTechnologies, merges WikiTechnologies with another entity, disposes of the assets of WikiTechnologies, or takes any other action to compromise the ability of WikiTechnologies to meet the Benchmarks, the Benchmarks will be deemed to have been achieved, and the Garibaldi Shares and DeFeudis Shares will be returned to Messrs. Garibaldi and DeFeudis. Under the terms of the Exchange Agreement, we are under no obligation to take affirmative action(s) to further the objectives of WikiTechnologies, except that we have agreed to seek to raise up to $2,000,000 in a private placement and to allocate one-half of the first $800,000 of net proceeds and the next $200,000 of net proceeds to the business of WikiTechnologies. In addition, the Exchange Agreement provides that at any time during the Earn-Out Period our Board of Directors in its discretion may determine that we will keep WikiTechnologies and cause the Garibaldi Shares and DeFeudis Shares to be delivered to Messrs. Garibaldi and DeFeudis.

As a result of the exchange agreement, the reorganization was treated as an acquisition by the accounting acquiree that is being accounted for as a recapitalization and as a reverse merger by the legal acquirer for accounting purposes. Pursuant to the recapitalization, all capital stock shares and amounts and per share data have been retroactively restated. Accordingly, the financial statements include the following:

(1) The balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the legal acquirer at historical cost.

(2) The statements of operations include the operations of the accounting acquirer for the period presented and the operations of the legal acquirer from the date of the merger.

Note 3 – TRADE RECEIVABLES, NET

As of June 30, 2013 and 2012, trade receivables consist of the following:

	2013	2012

Trade receivables	$27,740,315	$27,328,853
Allowance for bad debt	(731,475)	(751,563)
Total trade receivables, net	$27,008,840	$26,577,290

Note 4 – DEFERRED TAX ASSETS

As of June 30, 2013 and 2012, the Company had deferred tax assets of $1,707,627 and $2,473,094 respectively. The Company had approximately $6,232,409 as of June 30, 2013 and $8,114,625 as of June 30, 2012 in net operating loss (“NOL”) carry forward available to offset future taxable income in Australia. The NOLs can be carried forward without expiration in Australia.

The deferred tax asset as of June 30, 2013 and 2012 consists of the tax benefit of the NOL carry forward. Management believes that all NOLs will be utilized in the near future and therefore no allowance was provided. Accordingly, the company as of June 30, 2013 and 2012 has deferred tax asset of:

	2013	2012

Current deferred tax assets	$718,767	$317,850
Non current deferred tax assets	988,860	2,155,244
Deferred tax assets	$1,707,627	$2,473,094

Note 5 – OTHER ASSETS

Other assets consist of the following as of June 30, 2013 and 2012:

Other current assets	2013	2012
Research and development grant receivable	$401,852	$602,834
Insurance claim receivable	269,556	528,280
Prepayment	66,922	30,551
Other assets	82,396	68,938
	$820,726	$1,230,603

Other non current assets	2013	2012
Deferred payment processing cost	$50,000	$-
Prepaid gift card establishment fees	45,973	-
	$95,973	$-

Note 6 – INTANGIBLE ASSETS

Intangible assets consist of the following as of June 30, 2013 and 2012:

	2013	2012
Moneytech software	$4,574,761	$5,101,997
mPayments software	664,880	-
Domain name	198,353	-
Accumulated amortization	(1,925,227)	(1,634,125)
	$3,512,767	$3,467,872

The intangible assets are amortized over 10-12 years. Amortization expense of $487,200 and $467,765 were included in cost of revenues for the years ended June 30, 2013 and 2012, respectively.

Amortization for the Company’s intangible assets over the next five fiscal years from June 30, 2013 is estimated to be:

June 30, 2014	$456,650
June 30, 2015	456,650
June 30, 2016	456,650
June 30, 2017	456,650
June 30, 2018	456,650
Thereafter	1,229,517
Total	$3,512,767

Note 7 – GOODWILL

On November 9, 2012, Moneytech purchased Moneytech Pos Pty. Ltd. (“MPos”). The goodwill was acquired with the acquisition of MPos.

As of June 30, 2013, the Goodwill comprised of the following:

2013
Acquisition cost of Moneytech POS Pty Ltd.	$98,180
Fixed assets received	(54,695)
Liability assumed	25,572
Acquisition cost assigned to goodwill	$69,057

The Company performed an impairment test relating to goodwill arising from its acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of June 30, 2013.

Note 8 – TRADE AND OTHER PAYABLES

As of June 30, 2013 and 2012, trade and other payables consist of the following:

	2013	2012
Trade payables	$4,848,656	$6,337,545
Employee benefits	122,097	55,959
Other liabilities	279,646	204,243
Total payables	$5,250,399	$6,597,747

Note 9 –CURRENT LIABILITIES

	2013	2012
Wholesale loan facility	$25,669,388	$24,688,865
Cash reserve	2,731,094	703,003
	$28,400,482	$25,391,868

Wholesale Loan Facility
The Company has a secured line of credit with a bank in Sydney Australia for up to AUD $30,000,000 for the Company to use as of June 30, 2013 and AUD $25,000,000 as of June 30, 2012. The line of credit is secured mainly by trade receivables. Interest is charged at the banks reserve rate plus an agreed upon margin from the bank. The agreement is currently set to expire on December 31, 2013 and can be renewed annually in September. The Company has requested the renewal and is awaiting final bank approval. Interest expense charged to cost of revenue related to the loan for the year ended June 30, 2013 and 2012 was approximately USD $1,905,471 and USD $1,711,920, respectively.

Cash Reserve
The Company is required to maintain certain cash reserves with its senior debt provider in accordance with the Receivables Purchase Agreement (RPA) between the parties. The Required Cash Reserve amount may be provided by the Company or its customers and is held in a ‘Cash Reserve Account’ with its senior debt provider in accordance with the RPA’s terms and conditions. The Required Cash Reserve balance is adjusted based on the RPA and the total facility limit provided to the Company by the senior lender.

Note 10 – NON-CURRENT LIABILITY

	2013	2012
Shareholders loans	45,665	218,574
	$45,665	$218,574

Shareholders Loan
The Company had an accrued interest amount payable to a shareholder in the amount of AUD$165,153 as of June 30, 2012. The loan was paid during the fiscal year ended June 30, 2013. There was no interest charged on the balance.

The company has a loan payable in the amount of AUD $50,000 to a shareholder. The loan is due and payable on September 30, 2014. Interest of 8% is only payable if Moneytech has positive retained earnings at the time of repayment.

Note 11 – RELATED PARTY TRANSACTIONS

In the years ended June 30, 2013 and 2012, the Company paid a company controlled by the President of Moneytech for consulting services in the amount of $209,500 and $201,299 respectively.

Note 12 – INCOME TAX

As of June 30, 2013, Moneytech had approximately $6,232,409 in net operating loss (“NOL”) carry forward available to offset future taxable income in Australia. The NOLs can be carried forward without expiration in Australia. The deferred tax asset as of June 30, 2013 and 2012 consists of the tax benefit of the NOL carry forward. Management believes that all NOLs will be utilized in the near future and therefore no allowance was made.

As of June 30, 2013, Source had NOL’s of approximately $13 million dollars to offset future taxable income in the US. Federal NOLs can generally be carried forward 20 years. However, under Internal Revenue Code section 382 due to the change in ownership there are certain limitations placed on the NOL carryover and Source may only use approximately $161,500 per year of the available NOL. The deferred tax assets of the US entities at June 30, 2013 were fully reserved. Management believes it is more likely than not that these assets will not be realized in the near future.

The following is a reconciliation of the provision for income taxes at the US federal income tax rate to the income taxes reflected in the Statements of Operations and Comprehensive (Loss) Income for the fiscal year ended June 30, 2013 and 2012, respectively:

June 30, 2013	U.S		State		International	Total
Current		$-		$-	$-	$-
Deferred		-		-	579,844	579,844
Total	$		$		$579,844	$579,844
Total payables

June 30, 2012	U.S		State		International	Total
Current		$-		$-	$-	$-
Deferred		-		-	-	-
Total	$		$		$-	$-
Total payables

Reconciliation of the difference between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	June 30, 2013	June 30, 2012
US statutory rates	34%	34%
Tax rate difference	(4)%	(4)%
Research and development capitalized	61%	-%
Other expenses (benefits)	11%	(30)%
Tax expenses at actual rate	102%	-%

Note 13 - GEOGRAPHIC SEGMENT INFORMATION

As a result of the reverse merger on June 30, 2013 the Company operates in two regions: Australia and United States of America.

All inter-company transactions are eliminated in consolidation. For the twelve months ended June 30, 2013 and 2012, geographic segment information is as follows:

		Twelve Months Ended June 30, 2013				Twelve Months Ended June 30, 2012
	Australia	USA	Elimination	Consolidated	Australia	USA	Elimination	Consolidated
Net Sales	$6,098,374	$-	$-	$6,098,374	$4,171,622	$-	$-	$4,171,622
Cost of Sales	3,700,918	-	-	3,700,918	2,622,383	-	-	2,622,383
Total Expenses	2,271,366	-	-	2,271,366	1,675,873	-	-	1,675,873
Other Income	(441,908)	-	-	(441,908)	(384,220)	-	-	(384,220)
Net Income (Loss)	(11,846)	-	-	(11,846)	257,586	-	-	257,586
Assets	40,892,905	326,425	-	41,219,330	40,227,248	-	-	40,227,248
Debt	33,693,546	3,000	-	33,696,546	32,208,189	-	-	32,208,189

Note 14 – EQUITY INVESTMENT

On January 16, 2013 the Company entered into an agreement whereby it received a 37.5% equity interest in 360 Market Pty. Limited (“360”) in exchange for allowing 360 to utilize certain license rights. The investment is accounted for by the equity method. For the period from inception to June 30, 2013, 360 incurred a loss and the Company therefore did not recognize any income or return from the investment.

Note 15 –STOCKHOLDERS’ EQUITY

Preferred Stock
The Company has 10,000,000 shares Preferred Stock authorized at a par value of $0.01 and there were no shares issued and outstanding as of June 30, 2012 and 5,000 shares of Class B, Preferred Stock issued and outstanding as of June 30, 2013.

Under the terms of the Class B Certificate of Designation, the holder(s) of the Series B have the right, until June 30, 2018, to (A) elect the majority of the Company’s Board of Directors and (B) vote on all other matters to come before the holders of common stock (the “Common Shareholders”) with each vote per Series B Preferred Share equal to 1,000 shares of common stock.

After June 30, 2018, the Class B Preferred Shares shall have no voting rights and shall be redeemable by the Company for the sum of one tenth of a cent ($0.001) per Class B Preferred Share. The Class B Preferred Shares will not have any conversion rights and shall not be entitled to receive any dividends, distributions, or other economic or financial interest in the Company, and in the event of a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Class B Preferred

Common Stock
The Company has 500,000,000 and 250,000,000 shares of Common Stock authorized at a par value of $0.10 as of June 30, 2013 and 2012, respectively. There were 9,961,632 and 5,300,000 shares issued and outstanding as of June 30, 2013 and 2012, respectively. The Company has 338,368 shares to be issued as of June 30, 2013, respectively. Each Common Stock holder will have one (1) vote. Each Common Stock holder will have one (1) vote.

Dividend Policy
The Company has not yet adopted a policy regarding the payment of dividends and no dividends have been declared.

Note 16 – RESTRICTED STOCKS

As of June 30, 2013, the Company has 338,638 shares to be issued for services performed prior to the exchange agreement.

Number of Share
Granted but not issued at June 30, 2012	-

Issued during fiscal year ended June 30, 2012	-
Granted during fiscal year ended June 30, 2012	338,368
Granted but not issued at June 30, 2013	338,368

Note 17 –STOCK OPTIONS

On April 19, 2013, the Company entered into an agreement with a software developer. Upon achievement of certain milestones, the contractor can receive up to 100,000 Performance Based Stock Options at an exercise price of $2.50 per share. The option vest and become exercisable immediately upon grant with a 3 year life.

As of June 30, 2013, 7,000 of the Performance Based Stock Options have been earned.

Number of Shares
Outstanding at June 30, 2012	-
Exercisable at June 30, 2012	-

Granted	7,000
Exercised	-
Expired	-

Outstanding at June 30, 2013	7,000
Exercisable at June 30, 2013	7,000

Options outstanding at June 30, 2013 are as follow:

		Weighted	Total
		Average	Weighted		Weighted
		Remaining	Average		Average
	Total Options	Life	Exercise	Options	Exercise
Exercise Price	Outstanding	(Years)	Price	Exercisable	Price

$2.50	7,000	3	$2.50	7,000	$2.50

Note 18 –COMMITMENTS

The Company leases two offices under a renewable operating leases expiring on August 31, 2014 and July 31, 2015. The aggregate monthly rent is approximately $11,189. For the years ended June 30, 2013 and 2012, the rental expense was $157,522 and $110,278.

Future minimum rental payments required under operating leases as of June 30, 2013 are as follows:

June 30,
2014	$134,264
2015	34,935
2016	1,256
$170,455

The Company has entered into three employment agreements with certain members of management of the Company. Two agreements terminate as of May 29, 2015 and the other one continues until terminated. Future minimum salaries required under the employment agreement as of June 30, 2013 are as follows:

June 30,
2014	$490,000
2015	470,000
2016	250,000
2017	250,000
2018	250,000
$1,710,000

Note 19 –SUBSEQUENT EVENTS

Management has evaluated events subsequent through October 14, 2013 for transactions and other events that may require adjustment of and/or disclosure in such financial statements and these included:

•	The shareholders and board of directors voted to reduce the authorized common stock to 50,000,000 common shares and 1,000,000 preferred shares.
•	The Company granted options to purchase 75,000 shares of common stock to three board members pursuant to the 2013 Omnibus Incentive Plan.
•	The Company issued 350,000 restricted shares of common stock for consulting fees.
•	The Company granted options to purchase 25,000 shares of common stock to an employee.

SOURCE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AND AS AT
SEPTEMBER 30, 2013 (UNAUDITED)

SOURCE FINANCIAL, INC.  AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	June 30, 2013
	(Unaudited)	(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,100,551	$7,205,827
Trade receivables, net	28,192,664	27,008,840
Inventories	235,035	220,377
Deferred tax asset	186,180	718,767
Other current assets	1,326,207	820,726
TOTAL CURRENT ASSETS	37,040,637	35,974,537

NON-CURRENT ASSETS
Intangible assets, net	3,639,080	3,512,767
Deferred tax asset	1,516,610	988,860
Property, plant and equipment, net	575,726	578,136
Other assets	50,000	95,973
Goodwill	70,388	69,057
TOTAL NON-CURRENT ASSETS	5,851,804	5,244,793

TOTAL ASSETS	$42,892,441	$41,219,330

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Trade and other payables	$5,233,635	$5,250,399
Wholesale loan facility	27,019,113	25,669,388
Cash reserve	2,767,943	2,731,094
TOTAL CURRENT LIABILITIES	35,020,691	33,650,881

NON-CURRENT LIABILITIES
Shareholder loans	96,536	45,665
TOTAL NON-CURRENT LIABILITIES	96,536	45,665

TOTAL LIABILITIES	35,117,227	33,696,546

STOCKHOLDERS' EQUITY
Preferred stock, Series A, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Preferred stock, Series B, $0.01 par value, 10,000,000 shares authorized, 5,000 issued and outstanding	50	50
Common Stock, $0.10 par value, 500,000,000 shares authorized, 9,961,632 shares issued and outstanding respectively	996,163	996,163
Common stock to be issued	50,900	33,837
Additional paid-in capital	14,860,310	14,462,575
Other accumulated comprehensive loss	(913,393)	(1,052,144)
Accumulated deficit	(7,218,816)	(6,917,697)
TOTAL STOCKHOLDERS' EQUITY	7,775,214	7,522,784

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,892,441	$41,219,330

The accompanying notes are an integral part of the unaudited consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(UNAUDITED)

	September 30, 2013	September 30, 2012

Revenue	$1,375,091	$1,307,305
Cost of revenue	956,645	889,062
Gross Profit	418,446	418,243

Operating Expenses

Compensation expenses	117,553	154,929
Research and development expense	109,398	118,057
Bad debt expenses	220,993	6,950
Occupancy expenses	61,918	58,627
Depreciation expense	42,260	34,795
General and administration expenses	336,694	9,344
Total Operating Expenses	888,815	382,702
(Loss) Income from operations	(470,370)	35,541

Other Income (Expense)
Interest income	26,839	30,168
Research and development grant	183,300	93,465
Finance costs	(660)	(141)
Total Other Income	209,479	123,492

(Loss) Income before provision of income taxes	(260,891)	159,033

Provision for income taxes	40,229	4,928

Net (Loss) Income	(301,120)	154,105

Other comprehensive income
Foreign currency translation	138,751	241,928

Comprehensive (Loss) Income	$(162,369)	$396,033

Net (Loss) Income per share
Basic	$(0.029)	$0.029
Diluted	$(0.029)	$0.029

Weighted average number of shares used in computing basic and diluted net (loss) income per share:

Basic	10,373,128	5,300,000
Diluted	10,373,128	5,300,000

The accompanying notes are an integral part of the unaudited consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(UNAUDITED)

	September 30, 2013	September 30, 2012

Net (loss) income	$(301,119)	$154,105
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Depreciation and amortization	178,601	170,293
Stock options and shares issued for compensation	124,921	-

(Increase) decrease in assets:
Trade receivables, net	(653,081)	2,357,747
Inventories	(10,250)	(2,472)
Deferred tax asset	37,160	-
Other assets	(149,386)	222,523
Increase (decrease) in current liabilities:
Trade payables	(116,052)	(2,268,757)
Net cash (used in) provided by operating activities	(889,206)	633,439

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(80,407)	(202,768)
Development of intangible assets	(146,640)	-
Net cash used in investing activities	(227,047)	(202,768)

CASH FLOWS FROM FINANCING ACTIVITIES
Wholesale loan facility, net	841,919	(2,261,805)
Capital Reserve	(61,362)	192,122
Shareholder loans, net	95,816	(28,585)
Net cash provided by (used in) financing activities	876,373	(2,098,268)

Effect of exchange rate changes on cash and cash equivalents	134,604	138,261

Net decrease in cash and cash equivalents	(105,276)	(1,529,335)

Cash and cash equivalents at the beginning of the period	7,205,827	5,634,718

Cash and cash equivalents at the end of the period	$7,100,551	$4,105,383

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Income tax payments	$3,069	$4,928

Interest payments	$466,443	$456,830

SUPPLEMENTAL SCHEDULE OF NON- CASH FINANCING ACTIVITIES:
Issuance of stock options	$70,123	$-
Restricted stock compensation	$344,675	$-

The accompanying notes are an integral part of the unaudited consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

					Additional		Accumulated	Total
	Common Stock		Preferred Stock		Paid in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity

Balance June 30, 2013 (Restated)	10,300,000	$1,030,000	5,000	$50	$14,462,575	$(1,052,144)	$(6,917,697)	$7,522,784

Issuance of stock options	-	-	-	-	70,123	-	-	70,123

C Compensation in respect of option and restricted stock granted to employees, directors and third- parties	170,632	17,063	-	-	327,612	-	-	344,675

NNet loss for the three months ended September 30, 2013	-	-	-	-	-	138,751	(301,119)	(162,368)

Balance September 30, 2013	10,470,632	$1,047,063	5,000	$50	$14,860,310	$(913,393)	$(7,218,816)	$7,775,214

The accompanying notes are an integral part of the unaudited consolidated financial statements

SOURCE FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013
(UNAUDITED)

Note 1 – BASIS OF PRESENTATION AND ORGANIZATION

Basis of Presentation
The accompanying condensed consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States (“US GAAP”) and with the instructions to Form 10-Q.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and regulations for presentation of interim financial information. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual financial statements for the years ended June 30, 2013 and 2012. Current and future financial statements may not be directly comparable to the Company’s historical financial statements.  However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the financial statements for the year ended June 30, 2013 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. The unaudited consolidated financial statements should be read in conjunction with the financial statements included in the Form 10-K. In the opinion of Management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending June 30, 2014.

Restatements
Subsequent to the issuance of the Company's financial statements for the fiscal year ended June 30, 2013, the Company determined that certain shares had been authorized for issuance prior to the merger on June 30, 2013 and presentation of the stockholders’ equity on the consolidated balance sheet had not been accounted properly in the Company’s financial statements.  Specifically, the number of shares outstanding as of June 30, 2013 was 10,300,000, of which 338,368 is to be issued. The Company decided to restate the consolidated balance sheet and stockholders’ equity for the fiscal year ended June 30, 2013 which resulted in a change in the opening numbers for the three months ended September 30, 2013.

The effect of the restatements is as follows:

CONSOLIDATED BALANCE SHEET

	Reported	Restated
	June 30, 2013	June 30, 2013
Preferred stock	$50	$50
Common stock	996,164	996,163
Common stock to be issued	-	33,837
Additional paid in capital	14,496,411	14,462,575
Other comprehensive income	(1,052,144)	(1,052,144)
Accumulated deficit	(6,917,697)	(6,917,697)
Total Stockholders' Equity	$7,522,784	$7,522,784

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Source Financial, Inc. (“Source”) and its wholly owned subsidiaries: Moneytech Limited (“Moneytech”), Moneytech Finance Pty Ltd, mPayments Pty Ltd., Moneytech POS Pty Ltd., Moneytech Services Pty Ltd, WikiTechnologies, Inc., collectively referred to as the Company.  Moneytech USA was formed December 5, 2012 and WikiTechnologies, Inc. was acquired on June 30, 2013.  All material intercompany accounts, transactions and profits were eliminated in consolidation.

Equity Investments
The Company uses the equity method of accounting for investments when the percentage of ownership of the investment is between 20% and 50%.  The Company includes the proportionate share of the profit or loss as part of the carrying value of the investment.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates include collectability of accounts receivable and recoverability of long-term assets.

Exchange (Loss) Gain
During the three months ended September 30, 2013 and 2012, the transactions of Moneytech and its wholly owned subsidiaries were denominated in foreign currency and were recorded in Australian dollar (AUD) at the rates of exchange in effect when the transactions occurred. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Foreign Currency Translation and Comprehensive (Loss) Income
The accounts of Moneytech and its wholly owned subsidiaries were maintained, and its financial statements were expressed, in AUD. Such financial statements were translated into USD with the AUD as the functional currency.  All assets and liabilities were translated at the exchange rate at the balance sheet date, stockholder’s equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period.  Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction.  Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations. The resulting translation adjustments are reported under other comprehensive income as a component of shareholders’ equity.

Reportable Segment
The Company has one reportable segment.   The Company’s activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of financial products provided as a single global business.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue
Cost of revenue includes; programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites, costs incurred to support and maintain products and services, including inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized intangible software costs. Capitalized intangible software costs are amortized over the estimated lives of the products.

Research and Development
Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are put into service. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.  Certain research and development costs are eligible for reimbursement by the Australian government.  Research and development expense is included as an operating expense and research and development grant income is reported as other income.

Income Taxes
The Company utilizes FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740). When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

At September 30, 2013 and 2012, the Company had not taken any significant uncertain tax positions on its tax returns for 2012 and prior years or in computing its tax provision.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities.  The Company places its cash in what it believes to be credit-worthy financial institutions.  The Company has a diversified customer base, most of which are in Australia.  The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures.  The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties
The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.  Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents
Cash and cash equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  At September 30, 2013, the Company had $7,100,551 in cash, all of which was on deposit in Australia and not covered by insurance.  At September 30, 2012, the Company had $4,105,383 in cash in Australia which was not covered by insurance.  The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Allowance for Doubtful Accounts
The Company maintains reserves for potential credit losses on accounts receivable.  Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventory
Inventories are valued at the lower of cost (determined on a weighted average basis) or market.  Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower.  As of September 30, 2013 and June 30, 2013, inventory only consisted of finished goods.

Property, Plant & Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows:

Computer software	3 to 10 years
Computer hardware	5 to 15 years
Furniture and equipment	3 to 5 years

As of September 30, 2013 and June 30, 2013, Property, Plant & Equipment consisted of the following:

	9/30/2013	6/30/2013
Office equipment	$36,642	$35,949
Furniture and fixtures	234,568	249,770
Computers and software	1,344,219	1,282,317
Accumulated Depreciation	(1,039,702)	(989,900)
	$575,726	$578,136

As of September 30, 2013 and 2012, depreciation expense consisted of the following:

	9/30/2013	9/30/2012
Depreciation, operating	$42,260	$34,795
Depreciation, cost of revenue	5,098	5,686
Total depreciation expense	$47,358	$40,481

Fair Value of Financial Instruments
For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.  ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company.  ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.  The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of September 30, 2013, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Earnings per Share (EPS)
Basic EPS is computed by dividing income available to common shareholders and equivalents by the weighted average number of common shares and equivalents outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted EPS is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding options and the if-converted method for the outstanding convertible preferred shares. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, convertible outstanding instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

The following table sets for the computation of basic and diluted earnings per share for the quarters ended September 30, 2013 and 2012:

	9/30/13	9/30/12
Net (loss) income	$(301,120)	$154,105

Weighted average shares outstanding – basic	10,373,128	5,300,000

Effect of dilutive securities:
Options issued	-	-

Weighted average shares outstanding – diluted	10,373,128	5,300,000

Net (loss) income per share – basic	$(0.029)	$0.029

Net (loss) income per share – diluted	$(0.029)	$0.029

The options to purchase up to 41,249 shares of common stock were anti-dilutive during the quarter ended September 30, 2013.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but is evaluated for impairment at the reporting unit level annually as of June 30, or more frequently if events or changes in circumstances indicate that impairment may exist.

Effective October 1, 2011, the Company adopted ASU 2011-08, which allows the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the two-step goodwill impairment test. The two-step test first compares the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no impairment exists, and the second step is not performed. If the fair value is less than the carrying value, the second step is performed to compute the amount of the impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The adoption did not have a material impact on the consolidated financial statements.

The Company evaluated its goodwill for impairment on September 30, 2013, and concluded there was no impairment as of that date.

Intangible Assets
The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset.  Finite-lived intangible assets primarily consist of software development capitalized. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years. No events or changes in circumstances indicate that impairment existed as of September 30, 2013.

Stock-Based Compensation
We recognize all share-based payments to employees and to non-employee directors as compensation for service on our board of directors as compensation expense in the consolidated financial statements based on the fair values of such payments. Stock-based compensation expense recognized each period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For share-based payments to consultants and other third-parties, compensation expense is determined at the “measurement date.” The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties are then revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

Recently Issued Accounting Pronouncements
In July 2013, the FASB issued an accounting standards update intended to provide guidance on the presentation of unrecognized tax benefits, reflecting the manner in which an entity would settle, at the reporting date, any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. This accounting standard will be effective for the Company beginning June 1, 2014; early adoption is permitted. The Company has early adopted this guidance and the adoption did not have a material impact on the Company's consolidated financial position or results of operations.

Note 2 – TRADE RECEIVABLES, NET

As of September 30, 2013 and June 30, 2013, trade receivables consist of the following:

	9/30/2013	6/30/2013
Trade receivables	$29,030,945	$27,740,315
Allowance for bad debt	(838,281)	(731,475)
Total trade receivables, net	$28,192,664	$27,008,840

Note 3 – DEFERRED TAX ASSETS

As of September 30, 2013 and June 30, 2013, the Company had deferred tax assets of $1,702,790 and $1,707,627 respectively. The Company had approximately $5,694,583 as of September 30, 2013 and $5,692,050 as of June 30, 2013 in net operating loss (“NOL”) carry forward available to offset future taxable income in Australia. The NOLs can be carried forward without expiration in Australia.

The deferred tax asset as of September 30, 2013 and June 30, 2013 consists of the tax benefit of the NOL carryforward. Management believes that all NOLs will be utilized in the near future and therefore no allowance was provided. Accordingly, the company as of September 30, 2013 and June 30, 2013 has deferred tax asset of:

	9/30/2013	6/30/2013
Current deferred tax assets	$186,180	$718,767
Non current deferred tax assets	1,516,610	988,860
Deferred tax assets	$1,702,790	$1,707,627

Note 4 – OTHER ASSETS

Other assets consist of the following as of September 30, 2013 and June 30, 2013:

Other current assets	9/30/2013	6/30/2013
Research and development grant receivable	$595,776	$401,852
Insurance claim receivable	274,751	269,556
Prepayment	96,352	66,922
Stock based deferred compensation	289,876	-
Other assets	69,453	82,396
	$1,326,207	$820,726

Other non current assets	9/30/2013	6/30/2013
Deferred payment processing cost	$50,000	$50,000
Prepaid gift card establishment fees	-	45,973
	$50,000	$95,973

Note 5 – INTANGIBLE ASSETS

Intangible assets consist of the following as of September 30, 2013 and June 30, 2013:

	9/30/2013	6/30/2013
Moneytech and mPayments software	$5,964,274	$5,239,641
Domain name	202,175	198,353
Accumulated amortization	(2,527,369)	(1,925,227)
	$3,639,080	$3,512,767

The intangible assets are amortized over 10-12 years.  Amortization expense of $131,243 and $129,813 were included in cost of revenues for the quarters ended September 30, 2013 and 2012, respectively.

Note 6 – GOODWILL

As of September 30, 2013 and June 30, 2013, the Goodwill comprised of the following:

	9/30/2013	6/30/2013
Acquisition cost of Moneytech POS Pty Ltd.	$100,072	$98,180
Fixed assets received	(55,749)	(54,695)
Liability assumed	26,065	25,572
Acquisition cost assigned to goodwill	$70,388	$69,057

Note 7 – TRADE AND OTHER PAYABLES

As of September 30, 2013 and June 30, 2013, trade and other payables consist of the following:

	9/30/2013	6/30/2013
Trade payables	$4,929,669	$4,848,656
Employee benefits	259,155	279,646
Other liabilities	44,811	122,097
Total payables	$5,233,635	$5,250,399

Note 8 –CURRENT LIABILITIES

	9/30/2013	6/30/2013
Wholesale loan facility	$27,019,113	$25,669,388
Cash reserve	2,767,943	2,731,094
	$29,787,056	$28,400,482

Wholesale Loan Facility
The Company has a secured line of credit (the “Wholesale Loan Facility” or “RPA” with a bank in Sydney Australia for up to AUD $30,000,000 for the Company to use as of September 30, 2013 and June 30, 2013. The line of credit is secured mainly by trade receivables. Interest is charged at the bank’s reserve rate plus an agreed upon margin from the bank. The agreement is currently set to expire on December 31, 2013 and can be renewed annually in September. The Company has requested the renewal and is awaiting final bank approval. Interest expense charged to cost of revenue related to the loan for the 3 months ended September 30, 2013 and 2012 was approximately USD $465,783 and USD $456,689 , respectively.

Cash Reserve
The Company is required to maintain certain cash reserves with its senior debt provider in accordance with the Receivables Purchase Agreement (RPA) between the parties. The Required Cash Reserve amount may be provided by the Company or its customers and is held in a ‘Cash Reserve Account’ with its senior debt provider in accordance with the RPA’s terms and conditions.  The Required Cash Reserve balance is adjusted based on the RPA and the total facility limit provided to the Company by the senior lender.

Note 9 – NON-CURRENT LIABILITY

	9/30/2013	6/30/2013
Shareholders loans	$96,536	$45,665
	$96,536	$45,665

Shareholders’ Loan
The company has a loan payable in the amount of AUD $50,000 to a shareholder.  The loan is due and payable on September 30, 2014.  Interest of 8% is only payable if Moneytech has positive retained earnings at the time of repayment.

The company has a loan payable in the amount of $50,000 to a shareholder.  The loan is due and payable on February 21, 2014 with interest of 12%.

Note 10 –STOCKHOLDERS’ EQUITY

Preferred Stock
The Company has 1,000,000 shares Preferred Stock authorized at a par value of $0.01 and there were 5,000 shares of Class B, Preferred Stock issued and outstanding as of September 30, 2013.  Under the terms of the Class B Certificate of Designation, the holder(s) of the Series B have the right, until June 30, 2018, to (A) elect the majority of the Company’s Board of Directors and (B) vote on all other matters to come before the holders of common stock (the “Common Shareholders”) with each vote per Series B Preferred Share equal to 1,000 shares of common stock.

After June 30, 2018, the Class B Preferred Shares shall have no voting rights and shall be redeemable by the Company for the sum of one tenth of a cent ($0.001) per Class B Preferred Share. The Class B Preferred Shares will not have any conversion rights and shall not be entitled to receive any dividends, distributions, or other economic or financial interest in the Company, and in the event of a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Class B Preferred

Common Stock
The Company has 500,000,000 shares of Common Stock authorized at a par value of $0.10 as of September 30, 2013 and  June 30, 2013. There were 9,961,632 shares issued and outstanding as of September 30, 2013 and June 30, 2013. The Company has 509,000 and 338,368 shares to be issued as of September 30, 2013 and June 30, 2013, respectively. Each Common Stock holder will have one (1) vote.

Note 11 – STOCK COMPENSATION

Restricted shares

On July 23, 2013, the Company entered into a consulting agreement to promote the Company's image in both the industry and capital markets. In connection with the agreements, the Company was to issue 170,631 shares of Common Stock valued at $2.02 (stock price at grant date), and recorded $344,675 as deferred compensation. During the three months ended September 30, 2013, the Company amortized $54,798 as stock-based compensation.

Number of Shares

Granted but not issued at June 30, 2013	338,368

Issued during quarter ended September 30, 2013	-
Granted during quarter ended September 30, 2013	170,632

Granted but not issued at September 30, 2013	509,000

Note 12 – STOCK OPTIONS

On April 19, 2013, the Company entered into an agreement with a software developer.  Upon achievement of certain milestones, the contractor can receive up to 100,000 Performance Based Stock Options at an exercise price of $2.50 per share.  The options vest and become exercisable immediately upon grant with a 3 year life.  As of September 30, 2013, 10,000 of the Performance Based Stock Options are vested. The FV of the options was calculated using the following assumptions: estimated life of three years, volatility of 351%, risk free interest rate of .35%, and dividend yield of 0%. The grant date FV of options was $249,995.

On July 19, 2013, the Company granted 75,000 Stock Options to each of the three non-employee directors pursuant to the Omnibus Incentive Plan.  These Stock Options are exercisable at an exercise price of $2.00 per share.  The options vest as to 2,083 shares per non-employee director on September 30, 2013, and as to an additional 2,083 shares each on the last day of each calendar month thereafter through and including August 31, 2016, except that the right to exercise the Options shall vest as to an additional 2,095 shares on the last day of August 31, 2016.  The options become exercisable immediately upon vesting and continue in force through June 30, 2020 (the "Expiration Date"), unless sooner terminated as provided herein and in the Plan. The FV of the options was calculated using the following assumptions: estimated life of seven years, volatility of 755%, risk free interest rate of 2.02%, and dividend yield of 0%. The grant date FV of options was $454,500.

On August 22, 2013, the Company granted 25,000 Stock Options to an employee.  These Stock Options are exercisable at an exercise price of $1.30 per share.  The options vested and become exercisable immediately upon granting and continue in force through August 22, 2016 (the "Expiration Date"), unless sooner terminated as provided by the agreement. The FV of the options was calculated using the following assumptions: estimated life of three years, volatility of 843%, risk free interest rate of .82%, and dividend yield of 0%. The grant date FV of options was $32,500.

The Company recorded $70,123 option expense in the three months ended September 30, 2013.

The following is a summary of the activity and position as of September 30, 2013.

Number of Stock Options

Outstanding at June 30, 2013	100,000

Granted	250,000
Exercised	-
Expired	-

Outstanding at September 30, 2013	350,000
Exercisable at September 30, 2013	41,249

Options outstanding at September 30, 2013 are as follows:

		Weighted	Total
		Average	Weighted		Weighted
		Remaining	Average		Average
	Total Options	Life	Exercise	Options	Exercise
Exercise Price	Outstanding	(Years)	Price	Exercisable	Price

$1.30 to $2.50	350,000	5.662	$1.70	41,249	$1.70

The fair value of the equity instruments granted was determined using the closing price on the day the shares were granted in the case of shares issued and using the Black and Scholes option valuation model in the case of share options granted.

Note 13 – RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2013 and 2012, the Company paid a company controlled by the President of Source for consulting services in the amount of $26,142 and $29,622, respectively.

Note 14 – INCOME TAX

As of September 30, 2013, Moneytech had approximately $5,692,050 in net operating loss (“NOL”) carry forward available to offset future taxable income in Australia.  The NOLs can be carried forward without expiration in Australia.  The deferred tax asset as of September 30, 2013 and June 30, 2013 consists of the tax benefit of the NOL carry forward.  Management believes that all NOLs will be utilized in the near future and therefore no allowance was made.

As of September 30, 2013, Source had NOL’s of approximately $13 million dollars to offset future taxable income in the US.  Federal NOLs can generally be carried forward 20 years.  However, under Internal Revenue Code section 382 due to the change in ownership there are certain limitations placed on the NOL carryover and Source may only use approximately $161,500 per year of the available NOL.  The deferred tax assets of the US entities at September 30, 2013 were fully reserved.  Management believes it is more likely than not that these assets will not be realized in the near future.

The following is a reconciliation of the provision for income taxes at the US federal income tax rate to the income taxes reflected in the Statements of Operations and Comprehensive (Loss) Income for the three months ended September 30, 2013 and 2012, respectively:

September 30, 2013	U.S	State	International	Total
Current	$-	$-	$-	$-
Deferred	-	-	40,229	40,229
Total	$-	$-	$40,229	$40,229
Total payables

September 30, 2012	U.S	State	International	Total
Current	$-	$-	$-	$-
Deferred	-	-	4,928	4,928
Total	$-	$-	$4,928	$4,928
Total payables

Reconciliation of the difference between the statutory U.S. Federal income tax rate and the effective rate is as follows:

	9/30/2013	9/30/2012
US statutory rates	34%	34%
Tax rate difference	(4)%	(4)%
Research and development capitalized	(12)%	-%
Other expenses (benefits)	(33)%	(27)%

Tax expenses at actual rate	(15)%	3%

Note 15 - GEOGRAPHIC SEGMENT INFORMATION

As a result of the reverse merger on June 30, 2013 the Company operates in two regions: Australia and United States of America.

All inter-company transactions are eliminated in consolidation. For the quarter ended September 30, 2013 and 2012, geographic segment information is as follows:

	Three Months Ended September 30, 2013				Three Months Ended September 30, 2012
	Australia	USA	Elimination	Consolidated	Australia	USA	Elimination	Consolidated
Revenue	$1,373,452	$1,639	$-	$1,375,091	$1,307,305	$-	$-	$1,307,305
Cost of Revenue	934,313	22,332	-	956,645	889,062	-	-	889,062
Total Expenses	592,395	296,420	-	888,815	382,702	-	-	382,702
Other Income (Expense)	210,139	(660)	-	209,479	123,492	-	-	123,492
Net Income (Loss)	16,653	(317,773)	-	(301,120)	154,105	-	-	154,105
Assets	42,333,777	558,664		42,892,441	37,190,011	-	-	37,190,011
Debt	35,057,956	59,271		35,117,227	28,774,919	-	-	28,774,919

Note 16 – EQUITY INVESTMENT

On January 16, 2013 the Company entered into an agreement whereby it received a 37.5% equity interest in 360 Market Pty. Limited (“360”) in exchange for allowing 360 to utilize certain license rights.  The investment is accounted for by the equity method.  For the period from inception to September 30, 2013, 360 incurred a loss and the Company therefore did not recognize any income or return from the investment.

Note 17 –COMMITMENTS

The Company leases two offices under renewable operating leases expiring on August 31, 2014 and July 31, 2015.  The aggregate monthly rent is approximately $11,189.  For the three months ended September 30, 2013 and 2012, the rental expense was $35,648 and $33,015, respectively.

Future minimum rental payments required under operating leases as of September 30, 2013 are as follows:

June 30, 2014	$106,478
2015	12,800
$119,278

Note 18 –SUBSEQUENT EVENTS

Management has evaluated events subsequent through November 18, 2013 for transactions and other events that may require adjustment of and/or disclosure in such financial statements and these included:

•
On October 3, 2013 the Company amended and restated the certificate of incorporation to decrease the number of authorized shares of common stock and preferred stock to 50,000,000 and 1,000,000 respectively.  The Company also reduced the par value of the common stock to $0.001 from $0.10.

[Logo]

Source Financial, Inc.

Common Stock

Prospectus

    , 2014

Until             , 2014 (40 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the FINRA filing fee and the NYSE MKT filing and listing fees, are estimates.

SEC registration fee	$3,640.20
FINRA filing fee and expenses	4,739.36
NYSE MKT filing fee and listing fee	125,000.00
Transfer agent and registrar fees and expenses	5,000.00
Printing fees and expenses	20,000.00
Legal fees and expenses	250,000.00
Underwriter’s Non-Accountable Expense Allowance	$220,000
Accounting fees and expenses	75,000.00
Miscellaneous	16,620.44
Total	$720,000.00

*	To be furnished by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the by-laws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the Board of Directors.

In addition, our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, Source Financial, Inc., a Delaware corporation , has issued the following securities:

On January 19, 2011, and in conjunction with a one year Advisory Agreement, the Company issued a warrant to purchase an aggregate of 1,500 shares of common stock to Eunice Azzani.  The warrant contains an exercise price of $0.10 per share, a cashless exercise provision, and a term of five years.  The value of the option was computed using the Black Scholes pricing model. The value of the warrant at issuance was $70,351,.  The amount of expense recognized during the years ended January 31, 2013 and 2012 in connection with this warrant was $0 and $64,488.

On March 16, 2011, the Company issued 21,614 shares of common stock to Robert S. Pearson upon conversion of convertible promissory notes issued on January 21, 2010, March 23, 2010, September 28, 2010 and October 26, 2010. The principal amount of the notes totaled $435,000 plus $46,910 of accrued interest. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On March 16, 2011, the Company issued a short-term convertible promissory note for $260,000 to Robert S. Pearson The note accrues interest at 12% per annum and is due on or before September 16, 2011.  The note is convertible into common shares of the Company at a conversion rate equal to 75% of the average closing price of the common stock ten trading days prior to the conversion notice. The issuance of this note was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On June 28, 2011, the Company issued 42,000 shares of common stock to Ali Fakhari and 5,000 shares of common stock to Peter Berger for consulting services.  The issuances were valued based on the closing price of the Company’s common stock, which management determined estimated the fair market value of the services rendered. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

During the second quarter 2011, the Company issued 80,309 shares of common stock to each of Wendy Paskin-Jordan and Bashir Wada upon the exercise of warrants preciously issued for consulting services pursuant to consulting agreements dated August 2, 2010. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On September 2, 2011, we entered into an agreement with Karolus Maximus Kapital SA for financial advisory, strategic planning, and investor and public relations for payment of 20,000 shares of common stock.  The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On February 7, 2012, the Company engaged CB Capital Partners, Inc, as its financial advisor to the merger transaction with WikiPay, Inc.   The Company issued 2,000 shares of common stock for the services rendered.  The value of this transaction was $19,800.  The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On February 10, 2012, the Company issued 7,992,000 shares of Series A Preferred Stock, par value $0.01 to the former shareholders of WikiPay, Inc. a Delaware corporation (“WikiPay”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated February 10, 2012 (the “Merger”). Each share of common stock of WikiPay issued and outstanding immediately prior to the effective time, was converted into the right to receive a number of shares of Series A Preferred Stock such that immediately after the Merger,  WikiPay’s stockholders own sixty percent (60%) of the Company’s then outstanding shares of common stock on a fully diluted basis (as if all of WikiPay’s and the Company’s Series A Preferred Shares were converted), and the Company’s stockholders own forty percent (40%) of its then outstanding shares of the Company’s common stock on a fully diluted basis (as if all of WikiPay’s and the Company’s Series A Preferred Shares were converted). Each share of Series A Preferred Stock was convertible into 10 shares of the Company’s common stock, possessed 10 votes per share and was entitled to vote together with holders of the company’s common stock on all matters upon which common stockholders may vote. The Series A Preferred Stock contained rights to participate in dividends prior to holders of the Company’s Common Stock, and to receive the net assets of the Company upon liquidation, pari passu with the holders of the Company’s common stock. At the time of the acquisition, Mr. Garibaldi, our then Chief Executive Officer, was the Chief Financial Officer and a director of WikiPay and the owner of 37% of the outstanding shares of WikiPay, and Mr. DeFeudis, our then Chairman, Chief Financial Officer and a director of our company, was the Chief Executive Officer and a director of WikiPay and the owner of approximately 35% of the then outstanding shares of WikiPay.  Of the shares of Series A Preferred Stock issued pursuant to the Merger Agreement, 37% were issued to Mr. Garibaldi and approximately 35% were issued to Mr. DeFeudis.

On March 1, 2012, the Company granted options to purchase up to 120,000 shares of common stock to Denita Willoughby, in connection with her engagement as Chief Executive Officer of the Company pursuant to an employment agreement. The exercise price of the options was $1.00 per share. The options were to vest as follows:  options to purchase 20,000 shares vested immediately, with the remaining 100,000 to vest over the following three years.  The grant of these options was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On March 23, 2012, the Company issued a convertible note payable to Denita Willoughby in the amount of $12,000.  The note bore interest at 12% per annum and was due six months from the issuance date.  The note was convertible into shares of the Company’s common stock at a conversion rate equal to 75% of the average closing price of the common stock ten trading days prior to the conversion notice, with a ceiling of $0.10 per share.

On May 9, 2012, the Company issued 31,154 shares of common stock to JRE Virtual Architect upon conversion of 311,540 shares of the Company’s Series A Preferred Stock. The issuance of the shares were exempt from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act.

On May 10, 2012, the Company issued a short-term convertible promissory note for $50,000 to Robert S. Pearson.  The note bore at 12% per annum and was payable on or before November 10, 2012.  The note was convertible into shares of common stock at a conversion rate equal to 75% of the average closing price of the common stock ten trading days prior to the conversion notice, with a ceiling of $0.10 per share. The issuance of the note was exempt from registration pursuant to the exemption provided in Section 4(2) of the Securities Act.

On June 7, 2012, the Company issued 600 shares of common stock to Lisa Harrison for marketing consulting services.  The value of this transaction was $5,400. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On June 7, 2012, the Company issued 768,046 shares of common stock to former shareholders of WikiPay, Inc. upon conversion of 7,680,460 shares of the Company’s Series A Preferred Stock. The issuance of the shares were exempt from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act.

On June 19, 2012, the Company issued a short-term convertible promissory note for $35,000 to Robert S. Pearson.  The note bore interest at 12% per annum and was payable on or before December 20, 2012.  The note was convertible into shares of common stock at a conversion rate equal to 75% of the average closing price of the common stock ten trading days prior to the conversion notice, with a ceiling of $0.10 per share. The issuance of the note was exempt from registration pursuant to the exemption provided in Section 4(2) of the Securities Act.

On August 14, 2012, the Company issued 5,000 shares of common stock to Dennis J. Hawk, the Business Law Group, for legal services pursuant to a contract dated February 12, 2012.  The value of this transaction was $20,000. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On August 31, 2012, the Company issued 5,041 shares of common stock to Denita Willoughby, the then Chief Executive Officer of the Company, in lieu of salary.  The value of this transaction was $10,083. The shares were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As an officer of the Company at the time of issuance Ms. Willoughby was an accredited investor within the meaning of Rule 501 (a) of Regulation D.

On August 31, 2012, the Company issued 7,000 shares of common stock to Ali Fakhari for consulting services. The value of this transaction was $14,000. The shares were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On October 31, 2012, the Company entered into a Note Purchase Agreement with Robert S. Pearson pursuant to which Mr. Pearson agreed to invest up to $600,000 in the Company, on an as needed basis. The notes issued pursuant to this agreement were payable six months from the date of issuance and were convertible into shares of the Company’s common stock at a conversion price of $1.75 per share, except that the total number of shares issuable upon conversion of the notes was limited in the aggregate to a maximum of 600,000 shares. The Company issued promissory notes pursuant to the terms and conditions of the Note Purchase Agreement on the dates and for the amounts indicated: On October 31, 2012 -- $75,000; on January 2, 2013 -- $10,000; on January 17, 2013 --$1,000; on January 30, 2013 -- $24,000; on February 13, 2013 --  $45,000; on February 21, 2013 -- $175,000; on April 2, 2013 --- $170,000; and on June 11, 2013 --- $100,000. In addition, on November 15, 2012, the Company issued to Mr. Pearson convertible notes in the principal amount of $412,052 with the same terms as the other convertible notes issued pursuant to the Note Purchase Agreement in exchange for the cancellation of an equal amount of indebtedness under certain non-convertible notes. The issuance of these notes was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On December 13, 2012, the Company issued 100,000 shares of common stock to each of Edward DeFeudis and Marco Garibaldi, executive officers of the Company, in lieu of salary.  The value of this transaction was $170,000. The shares were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As officers of the Company at the time of issuance Messrs. DeFeudis and Garibaldi were accredited investors within the meaning of Rule 501 (a) of Regulation D.

On December 13, 2012, the Company issued 160,000 shares of common stock to Peter Vita, a consultant, pursuant to the terms of an agreement dated December 17, 2012.  The value of this transaction was $120,000. The issuance of the shares were exempt from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On December 21, 2012, the Company issued 100,000 shares of common stock to a consultant pursuant to the terms of an agreement dated December 20, 2012. The value of this transaction was $220,000. The issuance of the shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On December 28, 2012, the Company issued 239,493 shares of common stock to Robert S. Pearson in satisfaction of $598,003 of outstanding indebtedness under certain convertible notes. The issuance of the shares was exempt from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act.

On January 11, 2013, the Company issued 2,500 shares of common stock to each of Roy Eder, Robert Weber and Phil Prouty, each then a director of the Company, in exchange for 583,333 options.  The value of this transaction was $29,250. The issuance of the shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As directors of the Company at the time of issuance, Messrs. Eder, Weber and Prouty were accredited investors within the meaning of Rule 501 (a) of Regulation D.

On April 19, 2013, the Company entered into an agreement with 24Seven Technologies, Inc., a software developer. Upon achievement of certain milestones, the contractor can receive up to 100,000 Performance Based Stock Options at an exercise price of $2.50 per share. The option vest and become exercisable immediately upon grant with a three-year life. The grant of these options was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On May 9, 2013, we issued 1,000,000 shares of common stock to each of Edward DeFeudis, our then President and CEO, and Marco Garibaldi, our then Chairman, pursuant to substantially identical Restricted Stock Agreements. The shares are subject to a right of first refusal in favor of the Company whereby should either of Mr. DeFeudis or Mr. Garibaldi desire to sell all or any portion of his 1,000,000 shares, he would have to offer to sell them to the Company at a price equal to the price offered by a third party (or at which the shares can be sold over the counter) minus $2.00 (the "First Refusal Discount Amount").The Shares were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As directors and officers of the Company at the time of issuance Messrs. DeFeudis and Garibaldi were accredited investors within the meaning of Rule 501 (a) of Regulation D.

In June 2013 Robert S. Pearson elected to exercise conversion rights contained in notes dated October 31, 2012, November 15, 2012, January 2, 2013, January 17, 2013, January 30, 2013, February 13, 2013, February 21, 2013, April 2, 2013 and June 11, 2013, in the aggregate principal amount of $1,012,052. As a result of the exercise of such rights the Company issued 600,000 shares of common stock to Mr. Pearson. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On June 30, 2013, we issued 5,300,000 shares of the Company’s common stock to the former shareholders of Moneytech in exchange all of the outstanding shares of Moneytech pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and among the Company, Moneytech, Marco Garibaldi (“Garibaldi”), Edward DeFeudis (“DeFeudis”) and Hugh Evans (“Evans”), individually and on behalf of the shareholders of Moneytech (the “Moneytech Shareholders. The issuance and sale of the shares were exempt from the registration requirements of the Securties Act under Regulation S of the Securities Act. None of the former Moneytech Shareholders was a”U.S. Person,” as defined in Regulation S. The certificates evidenced by the shares were endorsed with restrictive legends.

In connection with our acquisition of Moneytech, we issued 5,000 shares of our Series B Preferred Stock to Hugh Evans, the Chairman and Managing Director of Moneytech. The holder of the Series B Shares has the right, until June 30, 2018, to (A) elect the majority of our Board of Directors and (B) vote on all other matters presented to the holders of common stock (the “Common Shareholders”), with each Series B Share having a number of votes equal to 1,000 shares of common stock. After June 30, 2018, the Series B Shares will have no voting rights and we will have the right to purchase the Series B Shares at a per share price equal to one tenth of a cent ($0.001).  Thus, as the holder of the Series B Shares and the holder of approximately 46.84% of our voting shares, Mr. Evans has effective control over the composition of our Board of Directors until June 30, 2018. The issuance and sale of the shares were exempt from the registration requirements of the Securities Act under Regulation S of the Securities Act. None of the former Moneytech Shareholders was a ”U.S. Person,” as defined in Regulation S. The certificates evidenced by the shares were endorsed with restrictive legends.

On July 9, 2013, the Company entered into a Consulting Agreement with Market Street Investor Relations LLC under which it agreed to issue 350,000 shares of common stock. The issuance of these shares was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

On July 19, 2013, we granted options to purchase 75,000 shares of common stock pursuant to the 2013 Omnibus Incentive Plan to each of Messrs. Klaus Selinger, John Wolfgang and Richard Allely, our non-employee directors, at an exercise price of $2.00 per share. The options vest as to 2,083 shares on September 30, 2013, and as to an additional 2,083 shares on the last day of each calendar month thereafter through and including August 31, 2016, except that the right to exercise the Options shall vest as to an additional 2,095 shares on the last day of August 31, 2016.  The options will vest immediately upon the occurrence of a Change in Control, as defined in the 2013 Omnibus Incentive Plan. The options expire on June 30, 2020.  The value of the options as of the grant date was $454,500. The grant of these options was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each of Messrs. Selinger, Wolfgang and Allely is an “accredited investor” as a director of the Company.

On August 22, 2013, the Company granted options to purchase 25,000 shares of common stock to Kumar Lanka, an employee. The exercise price of the options is $1.30 per share. The value of the transaction was $32,500. The grant of these options was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statements Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*.

2.1	Agreement and Plan of Merger dated February 10, 2012 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on February 14, 2012).

2.2	Share Exchange Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 5, 2013).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K filed on October 15, 2013).

4.1	Form of 12% convertible promissory note (incorporated by reference to Exhibit 4.1 to Annual Report on Form 10-K filed on May 1, 2013).

5.1	Opinion of Eaton & Van Winkle LLP*

10.1	Employment Agreement between Moneytech and Hugh Evans (incorporated by reference to Exhibit 10.1 to Annual Report on Form 10-K filed on October 15, 2013).

10.2	Employment Agreement between WikiTechnologies and Edward DeFeudis (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K filed on October 15, 2013).

10.3	Employment Agreement between WikiTechnologies and Marco Garibaldi (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K filed on October 15, 2013).

10.4	Receivables Purchase Agreement, as amended (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed on October 15, 2013).

10.5	Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 9, 2013).

10.6	Restricted Stock Option Agreement effective May 9, 2013 with Edward DeFeudis (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on August 5, 2013).

10.7	Restricted Stock Option Agreement effective May 9, 2013 with Marco Garibaldi (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed on August 5, 2013).

10.8	Stock Option Agreement dated July 19, 2013 with Klaus Selinger (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K filed on October 15, 2013).

Exhibit Number	Description
10.9	Stock Option Agreement dated July 19, 2013 with John Wolfgang (incorporated by reference to Exhibit 10.9 to Annual Report on Form 10-K filed on October 15, 2013).

10.10	Stock Option Agreement dated July 19, 2013 with Richard Allely (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-K filed on October 15, 2013).

10.11
Lease dated September 13, 2011 for Suites 101A and 101B, Level 6, 97-103 Pacific Highway, North Sydney, Australia (incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K filed on October 15, 2013).

10.12	Lease dated July 25, 2013 for Suite 8, 842 Albany Highway, Victoria Park, Australia (incorporated by reference to Exhibit 10.12 to Annual Report on Form 10-K filed on October 15, 2013).

10.13	Escrow Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 5, 2013).

10.14	Letter Agreement dated May 28, 2013 with Hugh Evans concerning Series B Preferred Stock (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on June 5, 2013).

10.15
Service Agreement dated April 19, 2013 by and among Source, WikiTechnologies and 24 Seven Technologies, Inc. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on October 15, 2013).

10.16	Consulting Agreement between Source and Market Street Investor Relations LLC, dated July 9, 2013 (incorporated by reference to Exhibit 10.16 to Annual report on Form 10-K filed on October 15, 2013).

10.17	Note Purchase Agreement with Robert Pearson dated October 31, 2012 (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K filed on May 1, 2013).

10.18	Note Cancellation Agreement dated November 15, 2012 (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K filed on May 1, 2013).

16.1	Letter from P.S. Stephenson & Co., P.C. (incorporated by reference to Exhibit 16.1 to Current Report on Form 8-K/A filed on September 27, 2013).

21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 to Annual report on Form 10-K filed on October 15, 2013).

23.1	Consent of Lichter, Yu and Associates

23.2	Consent of Eaton & Van Winkle LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

(b)	Financial Statement Schedules: None.

Item 17. Undertakings.

* (f)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

* (i)	The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on January 22, 2014.

Source Financial, Inc.
By:	/s/ Hugh Evans
Hugh Evans
Chief Executive Officer

By:	/s/ Brian M.Pullar
Brian M. Pullar
Chief Financial Officer

Power of Attorney

Each person whose signature appears below hereby constitutes and appoints Hugh Evans and Brian M. Pullar, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute for him and in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as the attorney-in-fact and to file the same, with all exhibits thereto and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and their substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on January 22, 2014 in the capacities indicated:

Signature	Title

/s/ Hugh Evans	President and Chief Executive Officer
Hugh Evans	(Principal Executive Officer)

/s/ Brian M. Pullar	Chief Financial Officer (Principal Financial and
Brian M. Pullar	Accounting Officer)

Director
Edward DeFeudis

/s/ Klaus Selinger	Chairman of the Board and a Director
Klaus Selinger

/s/ John Wolfgang	Director
John Wolfgang

/s/ Richard Allely	Director
Richard Allely